UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

31 JULY 2014

Commission File number 001-15246

LLOYDS BANKING GROUP plc

(Translation of registrant's name into English)

25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1) ________.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7) ________.

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-189150 and 333-189150-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

This report on Form 6-K contains the interim report of Lloyds Banking Group plc, which includes the unaudited consolidated interim results for the half-year ended 30 June 2014, and is being incorporated by reference into the Registration Statement with File Nos. 333-189150 and 333-189150-01.

BASIS OF PRESENTATION
This report covers the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group) for the half-year ended 30 June 2014.
Statutory basis
Statutory results are set out on pages 55 to 114. However, a number of factors have had a significant effect on the comparability of the Group’s financial position and results.  As a result, comparison on a statutory basis of the 2014 results with 2013 is of limited benefit.

Underlying basis
In order to present a more meaningful view of business performance, the results of the Group and divisions are presented on an underlying basis.  The following items are excluded from underlying profit:
–  the amortisation of purchased intangible assets;
–  the unwind of acquisition-related fair value adjustments;
–  the effects of certain asset sales, liability management and volatile items;
–  volatility relating to the insurance business;
–  Simplification costs;
–  TSB build and dual running costs;
–  payment protection insurance and other regulatory provisions;
–  certain past service pensions items in respect of the Group’s Defined Benefit pension schemes; and
–  insurance gross up.

Unless otherwise stated income statement commentaries throughout this document compare the half-year to 30 June 2014 to the half-year to 30 June 2013, and the balance sheet analysis compares the Group balance sheet as at 30 June 2014 to the Group balance sheet as at 31 December 2013.
Segment information
The segment results and balance sheet information have been restated to reflect the previously announced changes to the Group operating structure implemented from 1 January 2014.
TSB’s results and key balance sheet information is reported as a separate segment in this document.  The TSB numbers have been presented on a Lloyds Banking Group reporting basis.  Consequently, TSB results disclosed in this document differ from the equivalent numbers disclosed in the TSB results release.  These numbers have been prepared for Lloyds Banking Group investors to demonstrate the contribution of TSB to the Group.  Investors in TSB should only rely on financial information published by TSB.

FORWARD LOOKING STATEMENTS
This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance.  Statements that are not historical facts, including statements about the Group or the Group’s management’s beliefs and expectations, are forward looking statements.  By their nature, forward looking statements involve risk and uncertainty because they relate to future events and circumstances that will or may occur.  The Group’s actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of factors, including, but not limited to, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, including as a result of the Group’s Simplification programme; the ability to access sufficient funding to meet the Group’s liquidity needs; changes to the Group’s credit ratings; risks concerning borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability and the impact of any sovereign credit rating downgrade or other sovereign financial issues; market-related risks including changes in interest rates and exchange rates; changing demographic and market-related trends; changes in customer preferences; changes to laws, regulation, accounting standards or taxation, including as a possible result of the referendum on Scottish independence and also including changes to regulatory capital or liquidity requirements; the policies, decisions and actions of governmental or regulatory authorities in the UK and other jurisdictions in which the Group operates; the implementation of the Bank Recovery and Resolution Directive and Banking Reform Act; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury’s investment in the Group; the ability to satisfactorily dispose of certain assets or otherwise meet the Group’s EC State aid obligations; the provision of a range of banking operations services to TSB; the extent of any future impairment charges or write-downs caused by depressed asset valuations, market disruptions and illiquid markets; the effects of competition and the actions of competitors, including non-bank financial services and lending companies; exposure to regulatory scrutiny, legal proceedings, regulatory and competition investigations or complaints, and other factors.  Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

LLOYDS BANKING GROUP PLC

SUMMARY OF RESULTS

	Half-year to 30 June 2014	Half-year to 30 June 2013	Change since 30 June 2013	Half-year to 31 Dec 2013
	£m	£m	%	£m

Statutory results (IFRS)
Total income, net of insurance claims	7,696	10,385	(26)	8,093
Total operating expenses	(6,192)	(6,568)	6	(8,754)
Trading surplus (deficit)	1,504	3,817	(61)	(661)
Impairment	(641)	(1,683)	62	(1,058)
Profit (loss) before tax	863	2,134	(60)	(1,719)
Profit (loss) attributable to ordinary shareholders	574	1,560	(63)	(2,398)
Basic earnings (loss) per share	0.8p	2.2p	(64)	(3.4)p

Underlying basis (page 6)
Underlying profit	3,819	2,902	32	3,264

Capital and balance sheet	At 30 June 2014	At 31 Dec 2013	Change since 31 Dec 2013%

Statutory
Loans and advances to customers1	£487.1bn	£495.2bn
Customer deposits2	£445.1bn	£438.3bn
Loan to deposit ratio3	109%	113%

PRA Transitional risk-weighted assets4,5	£257.4bn	£272.6bn
PRA Transitional common equity tier 1 capital ratio4,5	11.1%	10.3%

1	Excludes reverse repos of £4.3 billion (31 December 2013: £0.1 billion).
2	Excludes repos at 31 December 2013 of £3.0 billion. 30 June 2014: £nil.
3	Loans and advances to customers (excluding reverse repos) divided by customer deposits (excluding repos).
4	31 December 2013 comparatives reflect PRA transitional rules as at 1 January 2014.
5
31 December 2013 ratios and risk-weighted assets are reported on an adjusted basis and include the benefit of the sales of Heidelberger Leben, Scottish Widows Investment Partnership and the Group’s 50 per cent stake in Sainsbury’s Bank.

LLOYDS BANKING GROUP PLC

STATUTORY INFORMATION (IFRS)

CONSOLIDATED INCOME STATEMENT

	Half-year to 30 June 2014	Half-year to 30 June 2013	Half-year to 31 Dec 2013
	£ million	£ million	£ million

Interest and similar income	9,728	10,751	10,412
Interest and similar expense	(4,466)	(7,481)	(6,344)
Net interest income	5,262	3,270	4,068
Fee and commission income	1,836	2,194	1,925
Fee and commission expense	(609)	(730)	(655)
Net fee and commission income	1,227	1,464	1,270
Net trading income	4,588	11,015	5,452
Insurance premium income	3,492	3,851	4,346
Other operating income	(535)	2,472	777
Other income	8,772	18,802	11,845
Total income	14,034	22,072	15,913
Insurance claims	(6,338)	(11,687)	(7,820)
Total income, net of insurance claims	7,696	10,385	8,093
Regulatory provisions	(1,100)	(575)	(2,880)
Other operating expenses	(5,092)	(5,993)	(5,874)
Total operating expenses	(6,192)	(6,568)	(8,754)
Trading surplus	1,504	3,817	(661)
Impairment	(641)	(1,683)	(1,058)
Profit (loss) before tax	863	2,134	(1,719)
Taxation	(164)	(556)	(661)
Profit (loss) for the period	699	1,578	(2,380)

Profit (loss) attributable to ordinary shareholders	574	1,560	(2,398)
Profit attributable to other equity holders	91	−	−
Profit (loss) attributable to equity holders	665	1,560	(2,398)
Profit attributable to non-controlling interests	34	18	18
Profit (loss) for the period	699	1,578	(2,380)

LLOYDS BANKING GROUP PLC

SUMMARY CONSOLIDATED BALANCE SHEET

	At 30 June 2014	At 31 Dec 2013
Assets	£ million	£ million

Cash and balances at central banks	50,845	49,915
Trading and other financial assets at fair value through profit or loss	147,187	142,683
Derivative financial instruments	27,241	33,125
Loans and receivables:
Loans and advances to banks	21,589	25,365
Loans and advances to customers	491,345	495,281
Debt securities	1,266	1,355
	514,200	522,001
Available-for-sale financial assets	50,348	43,976
Other assets	54,119	55,330
Total assets	843,940	847,030

Liabilities
Deposits from banks	11,851	13,982
Customer deposits	445,091	441,311
Trading and other financial liabilities at fair value through profit or loss	63,046	43,625
Derivative financial instruments	25,285	30,464
Debt securities in issue	77,729	87,102
Liabilities arising from insurance and investment contracts	111,958	110,758
Subordinated liabilities	25,675	32,312
Other liabilities	37,427	48,140
Total liabilities	798,062	807,694

Shareholders’ equity	39,601	38,989
Other equity instruments	5,329	−
Non-controlling interests	948	347
Total equity	45,878	39,336

Total equity and liabilities	843,940	847,030

Review of results
The Group recorded a profit before tax of £863 million for the half-year to 30 June 2014, a reduction of £1,271 million, or 60 per cent, compared to the profit before tax of £2,134 million for the half-year to 30 June 2013. The results in both periods have been significantly affected by one-off items, as described below. Adjusting for these items there was a modest increase in profitability.

Total income, net of insurance claims, decreased by £2,689 million, or 26 per cent, to £7,696 million for the half-year to 30 June 2014 from £10,385 million in the half-year to 30 June 2013.

In April 2014, the Group completed concurrent Sterling, Euro and Dollar exchange offers with holders of certain series of its Enhanced Capital Notes (ECNs) to exchange the ECNs for new Additional Tier 1 (AT1) securities. In addition, the Group completed a tender offer to eligible retail holders outside the United States to sell their Sterling-denominated ECNs for cash. The exchange offers completed with the equivalent of £4.0 billion of Sterling and Euro ECNs and approximately US$1.6 billion of US Dollar ECNs being exchanged for approximately £5.35 billion of AT1 securities. The retail tender offer completed with approximately £58.5 million of ECNs being repurchased for cash. A loss of £1,362 million has been recognised in relation to these exchange and tender transactions in the half-year to 30 June 2014. This has been partly offset by a gain of £128 million on the sale of Scottish Widows Investment Partnership which completed during the first half of the year.

LLOYDS BANKING GROUP PLC

Review of results (continued)

During the first half of 2013, the Group recognised a gain of £433 million following the sale of part of its shareholding in St. James’s Place plc and gains of £1,318 million on the sale of portfolios of US residential mortgage-backed securities and government bonds, partly offset by a loss of £256 million on the sale of the Group’s Spanish retail banking operations. Adjusting for these items total income, net of insurance claims, was broadly flat at £8,930 million.

Net interest income increased by £1,992 million, to £5,262 million in the half-year to 30 June 2014 compared to £3,270 million in the same period in 2013.  This increase reflected a decrease of £1,502 million in the charge within net interest income for amounts allocated to unit holders in Open-Ended Investment Companies, from £1,802 million in the half-year to 30 June 2013 to £300 million in the half-year to 30 June 2014 due to lower returns in this period.  Excluding this charge, net interest income was £490 million, or 10 per cent, higher at £5,562 million in the half-year to 30 June 2014 compared to £5,072 million in the same period in 2013. There was an overall reduction in average interest-earning assets reflecting the rationalisation of the Group’s balance sheet, partly mitigated by the impact of loan growth in targeted customer segments; however this was more than offset by the benefit of continued improvement in the net interest margin. The net interest margin increase was driven by improved deposit pricing and lower funding costs, partly offset by continued pressure on asset prices, principally in the mortgages segment. In addition, the net interest margin in the first half of 2014 benefited from the replacement of the Group’s ECNs with Additional Tier 1 (AT1) securities, as the coupons on the AT1 securities are reported as distributions from equity reserves rather than within net interest income.

After adjusting for the one-off items referred to above, other income net of insurance claims decreased by £1,952 million, or 35 per cent, to £3,668 million in the half-year to 30 June 2014, compared to £5,620 million in the same period in 2013.  This principally reflects reduced investment returns on unit-linked products consolidated via Open-Ended Investment Companies as a result of relatively subdued markets and also a reduction in the number of vehicles consolidated, in part as a consequence of the sale of Scottish Widows Investment Partnership.  Net fee and commission income was also £237 million, or 16 per cent, lower at £1,227 million in the half-year to 30 June 2014 compared to £1,464 million in the half-year to 30 June 2013, as a result of the impact of the sale of the Group’s majority investment in St. James’s Place plc in 2013.

Total operating expenses decreased by £376 million, or 6 per cent, to £6,192 million in the half-year to 30 June 2014 compared to £6,568 million in the half-year to 30 June 2013.  On 11 March 2014 the Group announced a change to its defined benefit pension schemes, revising the existing cap on the increases in pensionable pay used in calculating the pension benefit, from 2 per cent to nil with effect from 2 April 2014.  The effect of this change was to reduce the Group's retirement benefit obligations recognised on the balance sheet by £843 million with a corresponding curtailment gain recognised in the income statement.  Excluding regulatory provisions and the curtailment gain, total operating expenses decreased by £58 million, or 1 per cent, to £5,935 million in the half-year to 30 June 2014 compared to £5,993 million in the half-year to 30 June 2013.  Costs have been reduced as a result of savings from Simplification initiatives and the reduction in the portfolio of assets which are outside of the Group’s risk appetite; although these factors were partly offset by increased investment in the business.  Simplification programme costs were £110 million higher at £519 million in the half-year to 30 June 2014, but this increase was partly offset by a reduction of £68 million in costs related to the EC mandated retail business disposal.

The Group charged a total of £1,100 million in respect of regulatory provisions in the half-year to 30 June 2014, compared to £575 million in the same period in 2013.  The Group increased the provision for expected PPI costs by a further £600 million in the half-year to 30 June 2014. This brings the total amount provided to £10,425 million, of which approximately £2,190 million relates to anticipated administrative expenses and £2,268 million, or 22 per cent of the total provision, remained unutilised as at 30 June 2014. Total costs incurred in the first half of 2014 were £1,139 million and included £304 million of administration costs.

In late July, the Group reached settlements totalling £217 million (at 30 June 2014 exchange rate) with UK and US authorities regarding the manipulation of submissions to the British Bankers’ Association London Interbank Offered Rate and Sterling Repo Rate between 2006 and 2009, as well as the associated systems and control failings, and in addition, the Group has paid nearly £8 million to the Bank of England to compensate for underpaid fees; these costs have been recognised in the first half results.

LLOYDS BANKING GROUP PLC

Review of results (continued)

A further provision of £50 million has been made relating to the past sale of interest rate hedging products to certain small and medium-sized businesses.

In the course of its business, the Group is engaged in discussions with regulators and governmental authorities on a range of matters. Provisions are held against the costs expected to be incurred in respect of these discussions and other regulatory investigations. In the half-year to 30 June 2014, the Group made further provisions of £225 million in respect of a limited number of matters affecting the Retail division.

Impairment losses decreased by £1,042 million, or 62 per cent, to £641 million in the half-year to 30 June 2014 compared to £1,683 million in the half-year to 30 June 2013.  There were lower charges across all the main lending portfolios and in the portfolio of assets which are outside of the Group’s risk appetite.  The reduction reflects the Group’s effective portfolio management, prudent credit risk appetite, the improving economic conditions and the low interest rate environment.

The tax charge for the half-year to 30 June 2014 was £164 million (half-year to 30 June 2013: £556 million), reflecting a lower effective tax rate than the UK corporation tax rate as a result of tax exempt gains on sales of businesses.

On the balance sheet, total assets were £3,090 million, lower at £843,940 million at 30 June 2014, compared to £847,030 million at 31 December 2013.  Loans and advances to customers decreased by £3,936 million, or 1 per cent, from £495,281 million at 31 December 2013 to £491,345 million at 30 June 2014, reflecting growth in the key customer segments being more than offset by the reduction in the portfolio of assets outside of the Group’s risk appetite.  Customer deposits increased by £3,780 million, or 1 per cent, to £445,091 million at 30 June 2014 compared to £441,311 million at 31 December 2013, with growth in relationship deposits partly offset by a reduction in tactical brands.  Overall funding requirements, however, were reduced and debt securities in issue were £9,373 million, or 11 per cent, lower at £77,729 million at 30 June 2014 compared to £87,102 million at 31 December 2013.  Total equity increased by £6,542 million, or 17 per cent, from £39,336 million at 31 December 2013 to £45,878 million at 30 June 2014 as a result of the issue of £5,329 million of Additional Tier 1 Securities, the profit attributable to equity shareholders and positive valuation movements in the available-for-sale revaluation reserve and the cash flow hedging reserve, more than offsetting the impact of a negative post-retirement defined benefit scheme remeasurement.

The Group's PRA Transitional common equity tier 1 capital ratio increased to 11.1 per cent at the end of June 2014 from 10.3 per cent at the end of December 2013 (restated to reflect the impact of CRD IV rules as at 1 January 2014 and adjusted to include the benefit of the sales of Heidelberger Leben, Scottish Widows Investment Partnership and the Group’s 50 per cent stake in Sainsbury’s Bank), principally driven by the retained profit for the period, further dividends from the insurance business, changes to the Group’s defined benefit pension schemes, and a reduction in risk-weighted assets.

LLOYDS BANKING GROUP PLC

SEGMENTAL ANALYSIS OF PROFIT (LOSS) BEFORE TAX BY DIVISION (UNAUDITED)

Underlying basis
	Half-year to 30 June 2014	Half-year to 30 June 2013	Half-year to 31 Dec 2013
	£ million	£ million	£ million

Retail	1,710	1,300	1,715
Commercial Banking	1,156	854	1,036
Consumer Finance	534	509	456
Insurance	461	559	529
TSB	226	60	46
Run-off and Other	(268)	(380)	(518)
Underlying profit before tax	3,819	2,902	3,264

The Group Executive Committee (GEC), which is the chief operating decision maker for the Group, reviews the Group’s internal reporting based around these segments (which reflect the Group’s organisational and management structures) in order to assess the performance and allocate resources; this reporting is on an underlying profit before tax basis.  The GEC believes that this basis better represents the performance of the Group.  IFRS 8 requires that the Group present its segmental profit before tax on the basis reviewed by the chief operating decision maker that is most consistent with the measurement principles used in measuring the Group’s statutory profit before tax.  Accordingly, the Group presents its segmental underlying basis profit before tax in note 2 on page 65 of its financial statements in compliance with IFRS 8 Operating Segments.

The aggregate total of the underlying basis segmental results constitutes a non-GAAP measure as defined in the United States Securities and Exchange Commission’s Regulation G. Management uses the aggregate and segmental underlying profit before tax, both non-GAAP measures, as measures of performance and believes that they provide important information for investors because they are comparable representations of the Group’s performance.  Profit before tax is the comparable GAAP measure to aggregate underlying profit before tax; the following table sets out the reconciliation of this non-GAAP measure to its comparable GAAP measure.

LLOYDS BANKING GROUP PLC

GROUP PROFIT RECONCILIATIONS

	Half-year to 30 June 2014	Half-year to 30 June 2013	Half-year to 31 Dec 2013
	£m	£m	£m

Underlying profit	3,819	2,902	3,264
Asset sales	94	775	(675)
Liability management	(1,376)	(97)	(45)
Own debt volatility	225	(166)	(55)
Other volatile items	(73)	(136)	(321)
Volatility relating to the insurance business	(122)	485	183
Fair value unwind	(315)	36	(264)
Simplification and TSB costs	(828)	(786)	(731)
Payment protection insurance provision	(600)	(500)	(2,550)
Other regulatory provisions	(500)	(75)	(330)
Past service pensions credit (charge)	710	(104)	−
Amortisation of purchased intangibles	(171)	(200)	(195)
Profit (loss) before tax – statutory	863	2,134	(1,719)

Asset sales
The net gain from asset sales of £94 million includes a gain of £122 million from the sale of Scottish Widows Investment Partnership, offset by a number of small losses from other disposals. This compares to a net gain in the first half of 2013 of £775 million which included £780 million of gains on the sale of government securities. There were no such gains on the sale of government securities in the first half of 2014.

Liability management
In March and April of 2014, the Group issued £5.35 billion of AT1 securities in exchange for £5.0 billion (nominal) of ECNs. As a result the Group was the first European bank to meet its AT1 requirement under the new capital framework established under CRD IV and benefited the Group’s leverage ratios, gave rise to liability management losses of £1,362 million in the first half of 2014.

Own debt volatility
Own debt volatility includes a gain of £226 million (half-year to 30 June 2013: charge of £142 million) relating to the change in fair value of the equity conversion feature of the Enhanced Capital Notes, which principally reflects the ongoing amortisation of the value of the conversion feature over its life.  Own debt volatility also includes a £25 million gain relating to the change in fair value of the small proportion of the Group’s wholesale funding which was designated at fair value at inception, this compares to a gain of £5 million in the first half of 2013.

Other volatile items
Other volatile items includes the change in fair value of interest rate derivatives and foreign exchange hedges in the banking book not mitigated through hedge accounting, resulting in a charge of £127 million (a charge of £79 million was incurred in the first half of 2013). Other volatile items also include a positive net derivative valuation adjustment of £54 million (half-year ended 30 June 2013: a charge of £57 million), reflecting movements in the market implied credit risk associated with customer derivative balances.

Volatility relating to the insurance business
The Group’s statutory profit before tax is affected by insurance volatility caused by movements in financial markets generating a variance against expected returns, and policyholder interests volatility, which primarily reflects the gross up of policyholder tax included in the Group tax charge. Volatility relating to the insurance business reduced the Group’s statutory profit by £122 million in the first half of 2014, principally reflecting lower than expected returns on equity markets and cash investments. This compares to positive insurance volatility of £485 million in the first half of 2013 that was driven by strong equity market performance in the period.

LLOYDS BANKING GROUP PLC

GROUP PROFIT RECONCILIATIONS (continued)

Fair value unwind
The fair value unwind moved from a net benefit of £36 million in the first half of 2013 driven by asset-related unwind, to a net charge of £315 million largely relating to the subordinated debt acquired as part of the HBOS acquisition in 2009.

Simplification and TSB costs
The Simplification programme continues to deliver significant efficiency savings across the Group. The programme will complete in 2014 and is expected to realise annual run-rate cost savings of £2 billion by the end of the year. Costs associated with the programme amounted to £519 million in the first half, with £2,210 million spent in total on the programme to date.

In the first half of 2014, the Group achieved a significant milestone in the European Commission (EC) mandated business disposal of TSB, launching an initial public offering (IPO) through which the Group sold a 38.5 per cent stake in TSB. TSB costs in the first half totalled £309 million and included £171 million of build costs and £138 million of dual-running costs. The dual running costs, which include the costs of TSB’s standalone treasury, finance, human resources and other head office functions, will continue to be reflected in the Group’s statutory profit until ownership reduces to a level at which TSB is no longer reported as a fully-consolidated subsidiary. From inception to the end of June 2014, costs associated with the build of TSB and the dual-running of its standalone functions have totalled £1,777 million.

Payment protection insurance (PPI)
The Group increased the provision for expected PPI costs by a further £600 million in the second quarter. This brings the total amount provided to £10,425 million, of which approximately £2,190 million relates to anticipated administrative expenses and £2,268 million, or 22 per cent of the total provision, remained unutilised as at 30 June 2014. Total costs incurred in the first half of 2014 were £1,139 million and included £304 million of administration costs.

The volume of reactive PPI complaints continues to fall and in the first six months of 2014 was approximately 30 per cent lower than the same period last year, with a 7 per cent reduction between the first and second quarters. However they were higher than forecast and, as a result, the Group is forecasting a slower decline than previously expected, with the increased provision accounting for an extra 155,000 complaints at a cost of approximately £260 million, net of a benefit from redress per policy being lower than expected.

The Group has made substantial progress in the proactive mailing exercise connected to the Past Business Review (PBR). As at 30 June 2014, over 95 per cent of all PBR customers had been mailed, with some second mailings and case review activity continuing into the second half of the year. While the response rates of most cohorts are in line with expectations, additional mailings to some cohorts have resulted in a higher overall response rate. In addition, the PBR mailings are leading to a higher number of policies per customer being reviewed than originally expected. These adverse trends account for £150 million of the provision increase, net of a redress per policy benefit as above.

Given these updated complaints and PBR forecasts, the Group has also increased its estimate for administrative expenses which accounts for £190 million of the increased provision.

The total amount provided for PPI represents the Group’s best estimate of the likely future costs. These costs are expected to remain at around the current run-rate of £200 million per month until the Group has completed all payment on both PBR and remediation activity, with ongoing costs subsequently reducing significantly. However, a number of risks and uncertainties remain, in particular complaint volumes, uphold rates, average redress costs, the cost of proactive mailings and remediation, and the outcome of the Financial Conduct Authority (FCA) Enforcement Team investigation. The cost of these factors could differ materially from the Group’s estimates, with the risk that a further provision could be required.

LLOYDS BANKING GROUP PLC

GROUP PROFIT RECONCILIATIONS (continued)

Other regulatory provisions
In late July, the Group reached settlements totalling £217 million (at 30 June 2014 exchange rates) with the UK Financial Conduct Authority (FCA), the United States Commodity Futures Trading Commission (CFTC) and the United States Department of Justice (DOJ) regarding the manipulation of submissions to the British Bankers’ Association (BBA) London Interbank Offered Rate (LIBOR) and Sterling Repo Rate between 2006 and 2009, as well as the associated systems and control failings. In addition to these regulatory settlements, the Group has paid nearly £8 million to the Bank of England to compensate for fees that were underpaid as a direct consequence of the manipulation of the Sterling Repo Rate in 2008 and 2009. All of these costs have been recognised in the first half results.

A further provision of £50 million has been made relating to the past sale of interest rate hedging products to certain small and medium-sized businesses. This brings the amount provided to £580 million, of which £218 million relates to administration costs and £161 million remained unutilised as at 30 June 2014. During the first half, the Group has made good progress in dealing with this issue, having reviewed 95 per cent of the sales currently in scope.

In the course of its business, the Group is engaged in discussions with the Prudential Regulatory Authority (PRA), FCA and other UK and overseas regulators and governmental authorities on a range of matters. Provisions are held against the costs expected to be incurred in respect of these discussions and other regulatory investigations. In the second quarter the Group made further provisions of £225 million, in respect of a limited number of matters affecting the Retail division, including potential remediation in relation to legacy sales of investment and protection products and historic systems and controls governing legacy incentive schemes.

Past service pensions credit (charge)
The Group has reviewed its defined benefit pension arrangements as part of a wider review of the pay, benefits and reward it offers to employees. As a result, the Group decided to reduce the cap on the increases in pensionable pay used in calculating the pension benefit, from 2 per cent to 0 per cent with effect from 2 April 2014. This change and other actions, which are expected to result in a reduced level of volatility in the value of the Group’s defined benefit pension schemes in the future, resulted in a £710 million credit in the income statement in the half-year to 30 June 2014.

Amortisation of purchased intangibles
A total of £4,650 million of customer-related intangibles, brands, core deposit intangibles and purchased credit card relationships were recognised on the acquisition of HBOS in 2009 and these are being amortised over their estimated useful lives, where this has been determined to be finite. This has resulted in a charge of £171 million in the half-year to 30 June 2014 (half-year to 30 June 2013: £200 million).

The customer-related intangibles include customer lists and the benefits of customer relationships that generate recurring income. The purchased credit card relationships represent the benefit of recurring income generated from the portfolio of credit cards purchased and the core deposit intangible is the benefit derived from a large stable deposit base that has low interest rates.

LLOYDS BANKING GROUP PLC

DIVISIONAL HIGHLIGHTS

RETAIL

Retail offers a broad range of financial service products, including current accounts, savings, personal loans and mortgages, in the UK to retail customers, and now incorporates wealth and small business customers.  It is also a distributor of insurance, protection and credit cards, and through Wealth, a range of long-term savings and investment products. Retail has continued to make progress in delivering its customer-led, multi-brand and multi-channel strategy to be the best bank for customers in the UK, with a primary focus on meeting the needs of its customers through investment in service, products and distribution.

Progress against strategic initiatives
•	Further success in simplifying the business, improving processes and enhancing the customer experience with Net Promoter Scores increasing by 4 per cent since the end of 2013.
•
Continued development of digital capability with active online user base increasing to over 10 million customers, including more than 4.5 million active mobile users, and the launch of new mobile banking applications.

•	Continue to attract new customers with net positive switching in the first half of 2014, particularly in the Halifax challenger brand.
•
Launched innovative products, including the Lloyds Bank ‘Club Lloyds’ proposition, which rewards customers with a combination of credit interest, lifestyle benefits and exclusive mortgage and savings loyalty offers.  Over 320,000 customers have joined since launch in March.

•	Two new unsecured lending products launched in 2014; flexible loans, enabling customers to repay loans without early settlement fees, and e-loans, allowing customers to manage their loan online.
•	Launched an 18-month cash ISA and extended the ISA Promise to stocks and shares transfers following recent government announcements.
•
Continuing to exceed the lending commitment to first-time buyers with lending of £5.7 billion to over 43,000 customers. In the first half of the year, Retail lent £892 million through the Help to Buy mortgage guarantee scheme, in which it is the largest participant and provided one-in-five of all mortgage loans to customers buying their homes in the UK.

•	Supported over 52,000 new business start-ups during the first half of 2014, and are continuing to integrate the support of small business customers into the Retail infrastructure.
•	Continued progress integrating Wealth into the Retail infrastructure with branch referrals up by over 15 per cent compared with the end of 2013.

Financial performance
•	Underlying profit increased 32 per cent to £1,710 million.
•
Net interest income increased 15 per cent. Margin performance was strong, increasing 31 basis points year-on-year to 2.28 per cent, driven by improved deposit mix and margin, more than offsetting reduced lending rates.

•	Other income down 5 per cent, with lower income from branch protection sales and Wealth related fee income due to the residual impact of regulatory changes.
•	Total costs up 10 per cent to £2,207 million, primarily reflecting timing of recognition of FSCS costs as well as higher indirect overheads previously absorbed in the TSB segment.
•	Impairment reduced 40 per cent to £276 million, with secured and unsecured charges decreasing consistent with lower impaired loan balances.

Balance sheet
•
Loans and advances to customers were slightly ahead of December 2013 at £315.2 billion.  Lending books open to new business (excludes specialist book and Intelligent Finance) grew 2 per cent year-on-year.  Gross new mortgage lending in the first half was £19.8 billion, an increase of 44 per cent compared to the first half of 2013, outperforming market growth.

•	Customer deposits increased to £284.3 billion with relationship balances (including Lloyds, Halifax and Bank of Scotland) up 5 per cent year-on-year.
•	Risk-weighted assets decreased by £2.1 billion to £70.8 billion driven by improving house prices and an improvement in the credit quality of retail assets.

LLOYDS BANKING GROUP PLC

RETAIL (continued)

	Half-year to 30 June 2014	Half-year to 30 June 20131	Change	Half-year to 31 Dec 20131	Change
	£m	£m	%	£m	%

Net interest income	3,493	3,036	15	3,464	1
Other income	700	733	(5)	702	−
Total underlying income	4,193	3,769	11	4,166	1
Total costs2	(2,207)	(2,007)	(10)	(2,153)	(3)
Impairment	(276)	(462)	40	(298)	7
Underlying profit	1,710	1,300	32	1,715	−

Banking net interest margin	2.28%	1.97%	31bp	2.22%	6bp
Asset quality ratio	0.18%	0.29%	(11)bp	0.18%	−
Return on risk-weighted assets	4.82%	3.21%	161bp	4.43%	39bp

Key balance sheet items	At 30 June 2014	At 31 Dec 20131	Change
	£bn	£bn	%

Loans and advances to customers	315.2	314.3	−
Customer deposits	284.3	283.2	−
Total customer balances	599.5	597.5	−

Risk-weighted assets under rules prevailing on 1 January 2014	70.8	72.9	(3)
Risk-weighted assets under rules prevailing on 31 December 2013		73.1

1	Restated to reflect previously announced changes to the Group operating structure implemented from 1 January 2014.
2
Includes costs that in 2013 were allocated to TSB but following separation have been charged to Retail.  In 2013, the costs allocated to TSB were £105 million in the first half and £112 million in the second half.

LLOYDS BANKING GROUP PLC

COMMERCIAL BANKING

Commercial Banking is client led, focusing on SME, Mid Markets, Global Corporates and Financial Institution clients providing products across Lending, Global Transaction Banking, Financial Markets and Debt Capital Markets; and private equity financing through Lloyds Development Capital.

Progress against strategic initiatives
•	Continued progress towards the 2015 target of delivering sustainable returns on risk-weighted assets of over 2 per cent through the delivery of low risk, client focused strategy.
•
Continued to Help Britain Prosper: net growth in SME lending of 5 per cent in the last 12 months, against market contraction of 3 per cent; committed over £6.5 billion to UK customers through Funding for Lending and around £0.6 billion to UK manufacturing in the last six months; and helped clients access £3.9 billion of non-bank lending.

•
Improved SME client experience by doubling the lending discretion of the most senior relationship managers and reducing the number of clients per relationship manager.  The transfer of small business clients with less complex needs to Retail has enabled the larger SME clients to benefit from improved service from their Relationship Manager.

•
Increased the number of Mid Markets clients through the local relationship management offering with particularly strong performance in the Manufacturing, Business Services, and Local Authorities sectors.

•	Enhanced returns in Global Corporates as a result of continued capital optimisation and a resilient income performance in challenging market conditions.
•	Year-on-year income growth in Financial Institutions through meeting a broader range of clients’ needs; launched the first Environmental, Social and Governance bond by any UK bank.
•	Continued to invest in core infrastructure, implementing significant upgrades to deliver scalability and functionality in the Global Transaction Banking and Financial Markets platforms.

Financial performance
•	Underlying profit of £1,156 million, up 35 per cent on 2013, driven by strong income growth in Mid Markets and Financial Institutions and significantly lower impairments across all client segments.
•
Income increased by 3 per cent to £2,218 million as a result of increased net interest income in all client segments offset by a softer performance in other income reflecting difficult financial market conditions.

•
Net interest margin increased 47 basis points as a result of disciplined pricing of new lending, customer repricing in deposits and a reduction in funding costs helped by the increase in Global Transaction Banking deposits.

•	Other income decreased 15 per cent due to lower client volumes in Debt Capital Markets and Financial Markets in line with the wider external market.
•	Asset quality ratio improved 50 basis points reflecting lower gross charges, improved credit quality and continuing progress in executing the strategy of building a low risk commercial bank
•	Return on risk-weighted assets increased by 58 basis points to 1.96 per cent.

Balance sheet
•	Lending has decreased by 3 per cent from December 2013 as a result of selective participation in Global Corporates, partially offset by growth in SME and Financial Institutions.
•	Customer deposits increased by 6 per cent as a result of growth in Global Transaction Banking balances, growing by 11 per cent year-on-year with growth in all client segments.
•	Risk-weighted assets have decreased by £10 billion with reductions in Credit and Market risk-weighted assets driven by active portfolio optimisation in Global Corporates to improve returns.

LLOYDS BANKING GROUP PLC

COMMERCIAL BANKING (continued)

	Half-year to 30 June 2014	Half-year to 30 June 20131	Change	Half-year to 31 Dec 20131	Change
	£m	£m	%	£m	%

Net interest income	1,234	1,009	22	1,104	12
Other income	984	1,154	(15)	1,105	(11)
Total underlying income	2,218	2,163	3	2,209	−
Total costs	(1,033)	(1,024)	(1)	(1,060)	3
Impairment	(29)	(285)	90	(113)	74
Underlying profit	1,156	854	35	1,036	12

Banking net interest margin	2.63%	2.16%	47bp	2.26%	37bp
Asset quality ratio	0.05%	0.55%	(50)bp	0.21%	(16)bp
Return on risk-weighted assets	1.96%	1.38%	58bp	1.69%	27bp

Key balance sheet items	At 30 June 2014	At 31 Dec 20131	Change
	£bn	£bn	%

Loans and advances to customers	104.7	108.0	(3)
Debt securities and available-for-sale financial assets	1.7	1.7	−
	106.4	109.7	(3)

Customer deposits	117.2	110.5	6
Risk-weighted assets under rules prevailing on 1 January 2014	114.0	124.0	(8)
Risk-weighted assets under rules prevailing on 31 December 2013		120.8

1	Restated to reflect previously announced changes to the Group operating structure implemented from 1 January 2014.

LLOYDS BANKING GROUP PLC

CONSUMER FINANCE

The Consumer Finance division comprises the consumer and corporate Credit Card businesses, along with the Black Horse motor financing and Lex Autolease car leasing businesses in Asset Finance.  The Group’s European deposits and Dutch retail mortgage businesses are managed within Asset Finance.

Progress against strategic initiatives
•	UK loan growth of 11 per cent year-on-year, up from 9 per cent at the first quarter of 2014.
•	New business growth of 70 per cent within Black Horse, supported by the launch of the Jaguar Land Rover partnership in the first quarter of 2014 and strong underlying business performance.
•	Growth of 17 per cent in new Lex Autolease vehicle deliveries with leads from the franchise in the first half of 2014 exceeding full year 2013.
•	Growth in new consumer credit cards including a 5 per cent increase in new accounts opened and an 11 per cent increase in balance transfer volumes from new and existing customers.
•	Growth in transaction volumes within the Cardnet Acquiring Solutions business, driven in part by new partnerships.
•	Customer needs re-emphasised as the central driver of product and service offerings through the launch of the division-wide Customer First operating model.

Financial performance
•
Underlying profit increased by 5 per cent to £534 million driven by significant reductions in impairment charges across the portfolio and income growth across Asset Finance, partially offset by a fall in income attributable to Cards.

•
Net interest income reduced by 4 per cent to £645 million driven by new business acquisition within Cards from which benefits are expected to follow in future periods, partly offset by net lending growth in Black Horse and pricing reductions in Online Deposits.  Other income was broadly in line with the first half of 2013.

•
Net interest margin reduced by 35 basis points to 6.69 per cent, reflecting a strong focus on acquiring balance transfers in Cards, coupled with a greater mix of balances from Asset Finance lending, offset by the deposit re-pricing in the Online Deposits business.

•	Total cost increases of 6 per cent were driven by investment as Consumer Finance began in the second half of 2013 to reposition the portfolio for growth.
•
Impairment charges reduced by 56 per cent to £78 million driven by both a continued underlying improvement of portfolio quality and the sale of recoveries assets in the Credit Cards and Asset Finance portfolios.

•
Return on risk-weighted assets increased to 5.20 per cent driven by low levels of impairment across the portfolio and a strong performance within the Asset Finance businesses.  Consumer Finance does not expect this trend to continue in the short-term as the Division focuses on investing for sustainable growth and expect a normalisation of impairment charges.

Balance sheet
•	Net lending increased by 4 per cent since December to £19.9 billion and by 5 per cent year-on-year, driven by growth across both the underlying and the Jaguar Land Rover portfolios within Black Horse.
•
Operating lease assets increased by 4 per cent since December to £2.9 billion and by 6 per cent year-on-year, reflecting growth in the Lex Autolease fleet where the stock of vehicles has grown by 3 per cent since December and by 5 per cent year-on-year.

•	Customer deposits reduced by 7 per cent since December, and by 13 per cent year-on-year, within Online Deposits following deposit re-pricing activity.
•	Risk-weighted assets increased by 7 per cent broadly in line with growth in net lending.

LLOYDS BANKING GROUP PLC

CONSUMER FINANCE (continued)

	Half-year to 30 June 2014	Half-year to 30 June 20131	Change	Half-year to 31 Dec 20131	Change
	£m	£m	%	£m	%

Net interest income	645	670	(4)	663	(3)
Other income	675	681	(1)	678	−
Total underlying income	1,320	1,351	(2)	1,341	(2)
Total costs	(708)	(665)	(6)	(719)	2
Impairment	(78)	(177)	56	(166)	53
Underlying profit	534	509	5	456	17

Banking net interest margin	6.69%	7.04%	(35)bp	6.84%	(15)bp
Asset quality ratio	0.78%	1.84%	(106)bp	1.68%	(90)bp
Return on risk-weighted assets	5.20%	4.67%	53bp	4.30%	90bp

Key balance sheet items	At 30 June 2014	At 31 Dec 20131	Change
	£bn	£bn	%

Loans and advances to customers	19.9	19.1	4
Customer deposits	17.4	18.7	(7)
Operating lease assets	2.9	2.8	4
Total customer balances	40.2	40.6	(1)

Risk-weighted assets under rules prevailing on 1 January 2014	21.5	20.1	7
Risk-weighted assets under rules prevailing on 31 December 2013		20.1

1	Restated to reflect previously announced changes to the Group operating structure implemented from 1 January 2014.

LLOYDS BANKING GROUP PLC

INSURANCE

Insurance is a core part of Lloyds Banking Group and is focused on four key markets: Corporate Pensions, Protection, Retirement and Home Insurance, to enable customers to protect themselves today and prepare for a secure financial future.

Progress against strategic initiatives
•	In Corporate Pensions, where the Group is a market leader, Insurance have supported almost 1,500 employers, representing more than 140,000 employees, through auto enrolment in the first half of 2014.
•
Following the recent Budget announcements, Insurance have extended the cooling off period for annuity clients and as anticipated, have seen a reduction in demand. Insurance will further develop its product range in the retirement market; with access to over 24 million Retail customers and broad product offerings, Insurance is very well placed to support the retirement planning of customers.

•
The Group is the largest writer of Home Insurance in the UK and Insurance is progressing plans to increase its share of the underwritten market through bringing a significant proportion of the annual £150 million direct broked business in house, allowing all customers to access the strong claims service.

•
Customers impacted by the storms and floods in January and February benefited from Insurance’s high quality claims service with 95 per cent of claims settled so far and more than a quarter of displaced customers already back in their homes.

•	Insurance relaunched the Scottish Widows brand in February 2014 demonstrating the continued commitment to being a leader in the life planning and retirement market.
•
Despite increased investment in strategic initiatives, overall costs reduced by 2 per cent reflecting ongoing benefits from the Simplification programmes and centralisation of operations within the Group.

Financial performance
•
Underlying profit was down 18 per cent to £461 million primarily reflecting the £100 million impact, on the existing book, of the Department of Work and Pension’s (DWP) proposed fee cap on corporate pensions.

•
Excluding the immediate one-off DWP impact, both income and profits are in line with prior year with the benefits arising from acquisition of attractive, higher yielding assets coupled with improved economics offsetting increased weather-related claims and lower new business income.

•	The increase in general insurance claims and combined ratio reflects increased weather claims as almost 25,000 customers were impacted by storms and floods in January and February.
•	Operating cash generation has remained robust at £380 million, net of £153 million invested in new business.
•	As expected Life, Pensions and Investments (LP&I) new business margin has been impacted by competitive pricing in the annuities market and an increasing mix of auto enrolment business.
•	Funds under management have increased by £1.5 billion, primarily reflecting net inflows on corporate pensions.
•
As expected LP&I sales (PVNBP) reduced by 14 per cent relative to the significant spike in 2013 pensions volumes as a result of the Retail Distribution Review, however the trend is improving with a strong auto enrolment performance driving an increase relative to the second half of last year.

Capital
•
The Insurance business has remitted £0.4 billion of dividends to the Group in 2014, in addition to the £0.3 billion of Heidelberger Leben sale proceeds, whilst maintaining a strong capital base.  This increased the total dividends paid to the Group in the last 18 months to £2.9 billion.

•
The estimated capital surplus for Pillar 1 is £2.5 billion (Scottish Widows plc, £2.7 billion for 2013) and for Insurance Groups Directive is £2.7 billion (Insurance Group, £2.9 billion for 2013) with the decrease reflecting the dividends paid over the period.

LLOYDS BANKING GROUP PLC

INSURANCE (continued)

	Half-year to 30 June 2014	Half-year to 30 June 20131	Change	Half-year to 31 Dec 20131	Change
	£m	£m	%	£m	%

Net interest income	(64)	(49)	(31)	(58)	(10)
Other income	1,029	1,093	(6)	1,127	(9)
Insurance claims	(175)	(148)	(18)	(208)	16
Total underlying income	790	896	(12)	861	(8)
Total costs	(329)	(337)	2	(332)	1
Underlying profit	461	559	(18)	529	(13)

Operating cash generation	380	377	1	305	25
UK LP&I IFRS new business margin	1.5%	3.0%	(1.5)pp	2.0%	(0.5)pp
UK LP&I sales (PVNBP)2	4,680	5,430	(14)	4,504	4
General Insurance total GWP	604	665	(9)	642	(6)
General Insurance combined ratio	80%	69%	11pp	77%	3pp

1	Restated to reflect previously announced changes to the Group operating structure implemented from 1 January 2014.
2	Present value of new business premiums.

Profit by product group

	Half-year to 30 June 2014					Half-year to 30 June 2013	Half-year to 31 Dec 2013
	Pensions & investments	Protection & retirement1	General Insurance	Other2	Total	Total	Total
	£m	£m	£m	£m	£m	£m	£m
New business income	107	42	−	2	151	250	173
Existing business income	324	62	−	59	445	395	412
Assumption changes and experience variances	(101)	102	−	(6)	(5)	(2)	72
General Insurance income net of claims	−	−	199	−	199	253	204
Total underlying income	330	206	199	55	790	896	861
Total costs	(183)	(65)	(69)	(12)	(329)	(337)	(332)
Underlying profit	147	141	130	43	461	559	529

Underlying profit 30 June 20133	198	186	175	−	559
1
Retirement assumption changes and experience variances include the benefit of acquiring from Commercial Banking £785 million of infrastructure and social housing loans during 2014; bringing total social housing, infrastructure and education loans acquired to £3.1 billion.

2	‘Other’ includes the results of the European business in addition to income from return on free assets, interest expense and certain provisions.
3	Full 2013 comparator tables for the profit and cash disclosures can be found on the Lloyds Banking Group investor site.

The new business income reduction of £99 million includes a reduction in pensions new business income due to lower volumes relative to the spike in 2013 sales, and lower margins which reflect the low initial contribution levels for auto enrolment schemes.  Future automatic increases in contribution levels for these schemes have not been allowed for in calculating new business income.  In addition annuities new business income has reduced following enhancements of the rates offered to customers and reduced volumes subsequent to the annuity changes announced in the 2014 Budget.

LLOYDS BANKING GROUP PLC

INSURANCE (continued)

Existing business income has increased by £50 million primarily reflecting returns on an increased value of assets and higher yields following market movements.

Assumption changes and experience variances includes, within protection and retirement, the benefits arising from acquisition of attractive higher yielding assets to match long duration liabilities, primarily benefiting annuities.  This has been offset by the negative impact on existing pensions and investments book of the DWP’s recent announcement in respect of corporate pensions which incorporated the proposed cap on annual management charges at 0.75 per cent.

General Insurance income has fallen by £54 million due to increased weather claims, the run-off of the closed creditor book and the focus on maintaining margin, and a good quality risk portfolio in a competitive Home market.

Operating cash generation

	Half-year to 30 June 2014					Half-year to 30 June 2013	Half-year to 31 Dec 2013
	Pensions & investments	Protection & retirement	General Insurance	Other	Total	Total	Total
	£m	£m	£m	£m	£m	£m	£m
Cash invested in new business	(123)	(24)	−	(6)	(153)	(137)	(133)
Cash generated from existing business	266	60	−	77	403	339	316
Cash generated from General Insurance	−	−	130	−	130	175	122
Operating cash generation	143	36	130	71	380	377	305
Intangibles and other adjustments	4	105	−	(28)	81	182	224
Underlying profit	147	141	130	43	461	559	529

Operating cash generation 30 June 2013	119	77	175	6	377
In line with industry practice Insurance introduced an operating cash generation metric at 2013 year end reporting.  Operating cash generation is derived from IFRS underlying profit by removing the effect of movements in intangible (non-cash) items and assumption changes. Intangible items include the value of in-force life business, deferred acquisition costs and deferred income reserves.

The Insurance business generated £380 million of cash in the first half of 2014, £3 million higher than prior year. This was due to the increased claims following the January and February storms being more than offset by higher cash from the life existing business.

LLOYDS BANKING GROUP PLC

RUN-OFF AND CENTRAL ITEMS

RUN-OFF
	Half-year to 30 June 2014	Half-year to 30 June 20131	Change	Half-year to 31 Dec 20131	Change
	£m	£m	%	£m	%

Net interest income	(67)	128		10
Other income	260	896	(71)	370	(30)
Total underlying income	193	1,024	(81)	380	(49)
Total underlying income excl. SJP	193	494	(61)	248	(22)
Total costs	(169)	(447)	62	(279)	39
Impairment	(324)	(828)	61	(561)	42
Underlying loss	(300)	(251)	(20)	(460)	35
Underlying loss excl. SJP	(300)	(737)	59	(592)	49

Key balance sheet items	At 30 June 2014	At 31 Dec 20131	Change
	£bn	£bn	%

Total assets	25.2	33.3	(24)
Risk-weighted assets under rules prevailing on 1 January 2014	24.2	30.6	(21)
Risk-weighted assets under rules prevailing on 31 December 2013		30.7

1	Restated to reflect previously announced changes to the Group operating structure implemented from 1 January 2014.

•	Run-off includes certain assets outside of the Group’s risk appetite and the results and gains on sale relating to businesses disposed in 2013 and 2014.
•	The reduction in total underlying income and costs primarily reflects the disposal of St. James’s Place, Scottish Widows Investment Partnership and a number of other assets.
•
Impairments reduced by 61 per cent largely driven by lower new impairments and a number of releases in the corporate real estate and specialist finance run-off portfolios.  A breakdown of the charge is shown on page 27.

CENTRAL ITEMS

	Half-year to 30 June 2014	Half-year to 30 June 20131	Half-year to 31 Dec 20131
	£m	£m	£m

Total underlying income (expense)	66	(132)	(1)
Total costs	(34)	5	(54)
Impairment	−	(2)	(3)
Underlying profit (loss)	32	(129)	(58)

1	Restated to reflect previously announced changes to the Group operating structure implemented from 1 January 2014.

•	Central items include income and expenditure not recharged to divisions, including the costs of certain central and head office functions.
•
Underlying income in the first half of 2014 includes the benefit relating to the reduction in interest payable following the ECN exchange in the second quarter, which has not been passed on to the divisions.

LLOYDS BANKING GROUP PLC

ADDITIONAL INFORMATION ON AN UNDERLYING BASIS

1.	Banking net interest margin

Banking net interest margin is calculated by dividing banking net interest income by average interest-earning banking assets.  A reconciliation of banking net interest income to Group net interest income showing the items that are excluded in determining banking net interest income follows:

	Half-year to 30 June 2014	Half-year to 30 June 2013	Half-year to 31 Dec 2013
	£m	£m	£m

Banking net interest income – underlying basis	5,826	5,153	5,688
Insurance division	(64)	(49)	(58)
Other net interest income (including trading activity)	42	102	49
Group net interest income – underlying basis	5,804	5,206	5,679
Fair value unwind	(313)	(255)	(376)
Banking volatility and liability management gains	10	12	2
Insurance gross up	(239)	(1,700)	(1,230)
Volatility relating to the insurance business	−	7	(7)
Group net interest income – statutory	5,262	3,270	4,068

Average interest-earning banking assets are calculated gross of related impairment allowances, and relate solely to customer and product balances in the banking businesses on which interest is earned or paid.

2.	Volatility relating to the insurance business

The Group's statutory result before tax is affected by insurance volatility caused by movements in financial markets, and policyholder interests volatility, which primarily reflects the gross up of policyholder tax included in the Group tax charge.

In the first half of 2014 the Group’s statutory result before tax included negative volatility relating to the insurance business totalling £122 million compared to positive volatility of £485 million in the first half of 2013.

Volatility comprises the following:
	Half-year to 30 June 2014	Half-year to 30 June 2013
	£m	£m

Insurance volatility	(133)	58
Policyholder interests volatility1	43	407
Total volatility	(90)	465
Insurance hedging arrangements	(32)	20
Total	(122)	485

1	2013 includes volatility relating to the Group’s interest in St. James’s Place.

Insurance volatility
The Group’s insurance business has policyholder liabilities that are supported by substantial holdings of investments, including equities, property and fixed interest investments, all of which are subject to variations in their value.  The value of the liabilities does not move exactly in line with changes in the value of the investments, yet IFRS requires that the changes in both the value of the liabilities and investments be reflected within the income statement.  As these investments are substantial and movements in their value can have a significant impact on the profitability of the Group, management believes that it is appropriate to disclose the division’s results on the basis of an expected return in addition to results based on the actual return.

LLOYDS BANKING GROUP PLC

ADDITIONAL INFORMATION (continued)

2.	Volatility relating to the insurance business (continued)

The annualised expected gross investment returns used to determine the normalised profit of the business, which are based on prevailing market rates and published research into historical investment return differentials, are set out below:

United Kingdom	Half-year to 30 June 2014	Half-year to 30 June 2013
	%	%

Investments backing annuity liabilities	4.51	3.76
Equities and property	6.48	5.58
UK Government bonds	3.48	2.58
Corporate bonds	4.08	3.18

A review of investment strategy in the Group’s Insurance business has resulted in investment being made in a wider range of assets.  Expected investment returns include appropriate returns for these assets.

The impact on the results due to the actual return on these investments differing from the expected return (based upon economic assumptions made at the beginning of the year, adjusted for significant changes in asset mix) is included within insurance volatility.  Changes in market variables also affect the realistic valuation of the guarantees and options embedded within the with-profits funds, the value of the in-force business and the value of shareholders’ funds.

The negative insurance volatility during the period ended 30 June 2014 of £133 million primarily reflects an adverse performance on equity and cash investments in the period relative to expected return.

Policyholder interests volatility
The application of accounting standards results in the introduction of other sources of significant volatility into the pre-tax profits of the life, pensions and investments business.  In order to provide a clearer representation of the performance of the business, and consistent with the way in which it is managed, adjustments are made to remove this volatility from underlying profits.  The effect of these adjustments is separately disclosed as policyholder interests volatility.

The most significant of these additional sources of volatility is policyholder tax.  Accounting standards require that tax on policyholder investment returns should be included in the Group’s tax charge rather than being offset against the related income.  The result is, therefore, to either increase or decrease profit before tax with a related change in the tax charge.  Timing and measurement differences exist between provisions for tax and charges made to policyholders.  Consistent with the normalised approach taken in respect of insurance volatility, differences in the expected levels of the policyholder tax provision and policyholder charges are adjusted through policyholder interests volatility.

In the first half of 2014, the statutory results before tax included a credit to other income which relates to policyholder interests volatility totalling £43 million (first half of 2013: £407 million) relating to the relatively small movements in market investment returns in the period.

Insurance hedging arrangements
To protect against deterioration in equity market conditions, and the consequent negative impact on the value of in-force business on the Group balance sheet, the Group purchased equity protection using put options in 2013, financed by selling some upside potential from equity market movements.  These expired in 2014 and the charge booked on these contracts was £2 million.  New protection was acquired in 2014 to replace the expired contracts.  On a mark-to-market basis a loss of £30 million was recognised in relation to the new contracts in the first half of 2014. This is offset by positive underlying profit from equity exposure in the insurance business.

LLOYDS BANKING GROUP PLC

ADDITIONAL INFORMATION (continued)

3.         Number of employees (full-time equivalent)

	At 30 June 2014	At 31 Dec 2013

Retail	38,066	38,845
Commercial Banking	6,691	6,787
Consumer Finance	3,494	3,404
Insurance	2,009	2,373
Run-off and Central items	32,429	32,766
TSB	7,571	7,140
	90,260	91,315
Agency staff (full-time equivalent)	(2,602)	(2,338)
Interns/Scholars/Career Academies	(304)	−
Total number of employees (full-time equivalent)	87,354	88,977

4.         TSB

The financial results for TSB are presented on a Lloyds Banking Group basis and differ to those reported by TSB for the reasons shown below. Investors in TSB should only rely on financial information published by TSB.

	Half-year to 30 June 2014	Half-year to 30 June 2013	Half-year to 31 Dec 2013
Profit before tax:	£m	£m	£m

On a Lloyds Banking Group reporting basis (underlying profit)	226	60	46
Recognition of product transfers1	(9)	(122)	(78)
Cost allocation2	−	105	112
TSB dual running costs3	(138)	−	−
Volatile items4	(14)	−	(46)
Defined benefit pension scheme settlement gain5	64	−	−
FSCS levy adjustment6	−	(3)	13
Other	−	(4)	2
Reported in the TSB results RNS	129	36	49

1	On the Lloyds Banking Group reporting basis, all product transfers to TSB are assumed to have occurred on 1 January 2013.
2
In 2013, TSB was allocated costs on the same basis as the other business segments.  In 2014, costs have been charged to TSB in accordance with the Transitional Service Agreement and the costs that were previously allocated to TSB have been charged to the other business segments.

3
This represents corporate head office and similar costs incurred by TSB.  The Group has excluded these from underlying profit to provide a more meaningful view of underlying business costs as they represent the duplicated costs of running two corporate head offices (dual running costs).  These costs form part of the continuing TSB cost base and are reflected in the Group’s statutory profit before tax.

4	Banking volatility reported below underlying profit in the Lloyds Banking Group results.
5
Following the transfer of employees from employment with Lloyds Banking Group companies to TSB Bank, the defined benefit scheme assets and liabilities have been derecognised from the TSB Bank balance sheet and settled with nil cash consideration, resulting in a one off gain of £64 million.  This is deconsolidated at Lloyds Banking Group level.

6	Adjustment to reflect the change in timing of the FSCS charge.

LLOYDS BANKING GROUP PLC

RISK MANAGEMENT

The income statement numbers in this section are presented on an underlying basis.

LLOYDS BANKING GROUP PLC

PRINCIPAL RISKS AND UNCERTAINTIES

The most significant risks faced by the Group which could impact the success of delivering against the Group’s long-term strategic objectives together with key mitigating actions are outlined below.

Credit risk
Principal risks
As a provider of credit facilities to personal and commercial customers, together with financial institutions and Sovereigns, any adverse changes in the economic and market environment that the Group operates in, or the credit quality and/or behaviour of borrowers and counterparties would reduce the value of the Group’s assets and increase write-downs and allowances for impairment losses, adversely impacting profitability.

Mitigating actions
•	Credit policy incorporating prudent lending criteria aligned with the Board approved risk appetite to effectively manage credit risk.
•	Clearly defined levels of authority ensure that the Group lends appropriately and responsibly with separation of origination and sanctioning activities.
•
Robust credit processes and controls including well-established committees to ensure distressed and impaired loans are identified early, considered and controlled with independent credit risk assurance.

Conduct risk
Principal risks
As a major financial services provider the Group faces significant conduct risk, including selling products to customers which do not meet their needs; failing to deal with customers’ complaints effectively; not meeting customer expectations; and exhibiting behaviours which do not meet market or regulatory standards.

Mitigating actions
•	Customer focused conduct strategy implemented to ensure customers are at the heart of everything the Group does.
•	Product approval, review process and outcome testing supported by conduct management information.
•	Clearer customer accountabilities for colleagues, including rewards with customer-centric metrics.
•	Learn from past mistakes, including root-cause analysis.

Market risk
Principal risks
The Group faces a number of key market risks including credit spreads and interest rate risk across the Banking and Insurance businesses.  However, the most significant market risk is from the Defined Benefit Pension Schemes where asset and liability movements impact on the capital position.

Mitigating actions
•	A rates hedging programme is in place to reduce liability risk.
•	Board approved pensions risk appetite covering interest rate, credit spreads and equity risks.
•	Credit assets and alternative assets are being purchased by the schemes as the equities are sold.
•	Stress and scenario testing.

Operational risk
Principal risks
The Group faces a number of key operational risks including fraud losses and failings in customer processes. The availability, resilience and security of core IT systems is the most significant.

Mitigating actions
•	Regularly review IT system architecture to ensure systems are resilient, readily available for customers and secure from cyber attack.
•	Continue to implement actions from IT resilience review conducted in 2013 to reflect enhanced demands on IT both in terms of customer and regulator expectations.

LLOYDS BANKING GROUP PLC

PRINCIPAL RISKS AND UNCERTAINTIES (continued)

Funding and liquidity
Principal risks
The Group’s funding and liquidity position is supported by a significant and stable customer deposit base.  However, a deterioration in either the Group’s or the UK’s credit rating affecting the Group’s wholesale funding capacity or a sudden and significant withdrawal of customer deposits could adversely impact the funding and liquidity position.

Mitigating actions
•
At 30 June 2014 the Group had £92.3 billion of unencumbered primary liquid assets and the Group maintains a further large pool of secondary assets that can be used to access Central Bank liquidity facilities.

•	The Group carries out daily monitoring against a number of market and Group specific early warning indicators and regularly stress tests its liquidity position against a range of scenarios.
•	The Group has a contingency funding plan embedded within the liquidity policy which is designed to identify emerging liquidity concerns at an early stage.

Capital risk
Principal risks
The Group’s future capital position is potentially at risk from adverse financial performance and the introduction of higher capital requirements for distinct risks, sectors or as a consequence of specific UK regulatory requirements.  For example in 2013, the PRA introduced significant additional capital requirements on an adjusted basis that major UK banks are required to meet.

Mitigating actions
•	Close monitoring of actual capital ratios to ensure that the Group complies with current regulatory capital requirements and is well positioned to meet future requirements.
•	Internal stress testing results to evidence sufficient levels of capital adequacy for the Group under various scenarios.
•	The Group can accumulate additional capital in a variety of ways including raising equity via a rights issue or debt exchange and by raising tier 1 and tier 2 capital.

Regulatory risk
Principal risks
Due to the nature of the industry that the Group operates in it has to comply with a complex and demanding regulatory change agenda.  Regulatory initiatives that the Group has been working on in the first six months of 2014 include CRD IV, the new FCA Consumer Credit regime and the Dodd-Frank and Foreign Account Tax Compliance Act 2010. The sanctions for failing to comply far outweigh the costs of implementation.  The Group also faces the implications of the Banking Reform Act and potential outcomes of the proposed CMA review of Retail current accounts and SME Banking.

Mitigating actions
•	The Legal, Regulatory and Mandatory Change Committee ensures that the Group drives forward activity to develop plans for regulatory changes and tracks progress against those plans.
•	Continued investment in people, processes and IT systems is enabling the Group to meet its regulatory commitments.
•	Engagement with the regulatory authorities on forthcoming regulatory changes and market reviews.

LLOYDS BANKING GROUP PLC

PRINCIPAL RISKS AND UNCERTAINTIES (continued)

State aid
Principal risks
HM Treasury currently holds 24.9 per cent of the Group’s share capital.  The Group continues to operate without government interference in the day-to-day management decisions, however there is a risk that a change in government priorities could result in the current framework agreement being replaced, leading to interference in the operations of the Group.  Failure to meet the EU State aid commitments arising from this government support could lead to sanctions.

Mitigating actions
•	Most EU State aid commitments now met with the completion of the divestment of TSB Bank outstanding.
•
Divestment of the TSB business through the Initial Public Offering (IPO) in June 2014 and subsequent sales of its residual holding by the divestment deadline of end December 2015.  There is provision for a further date extension to the divestment deadline, depending on market conditions.

•
38.5 per cent of the existing Ordinary Shares in TSB Bank have been sold by 31 July 2014, with an initial 35.0 per cent sold on 20 June 2014 and the over-allotment option of a further 3.5 per cent taken up on 18 July 2014.

Scottish Independence
Principal risks
The impact of a ‘Yes’ vote in favour of Scottish Independence is uncertain. The outcome could have a significant impact on the legal, regulatory, currency and tax regime to which the Group is currently subject and could also result in Lloyds Banking Group becoming subject to a new regulatory, currency and tax regime in Scotland. The effect of this could be to increase compliance, operational and funding costs for the Group in addition to any transition costs.

Mitigating actions
•	Monitoring and assessment of the potential impact on customers and the Group’s business of a vote in favour of Scottish Independence with appropriate contingency planning.

LLOYDS BANKING GROUP PLC

CREDIT RISK PORTFOLIO

•	The impairment charge decreased by 58 per cent to £758 million in the first half of 2014 compared to the same period in 2013. The impairment charge has decreased across all divisions.
•	The impairment charge as a percentage of average loans and advances to customers improved to 0.30 per cent compared to 0.69 per cent during the first half of 2013.
•
Impaired loans as a percentage of closing advances reduced to 5.0 per cent at 30 June 2014, from 6.3 per cent at 31 December 2013, mainly driven by improvements in Retail, Commercial Banking and Run-off divisions.

Group impairment charge by division
	Half-year to 30 June 2014	Half-year to 30 June 2013	Change since 30 June 2013	Half-year to 31 Dec 2013
	£m	£m	%	£m
Retail:
Secured	94	188	50	61
Loans and overdrafts	165	253	35	225
Other	17	21	19	12
	276	462	40	298
Commercial Banking:
SME	5	72	93	90
Other	24	213	89	23
	29	285	90	113
Consumer Finance:
Credit Cards	69	138	50	136
Asset Finance	8	32	75	20
Netherlands	1	7	86	10
	78	177	56	166
Run-off:
Ireland retail	13	21	38	(47)
Ireland commercial real estate	56	183	69	36
Ireland corporate	182	181	(1)	234
Corporate real estate and other corporate	92	317	71	205
Specialist finance	30	233	87	112
Other	(49)	(107)	(54)	21
	324	828	61	561
TSB	51	59	14	50
Central items	−	2		3
Total impairment charge	758	1,813	58	1,191

Impairment charge as a % of average advances	0.30%	0.69%		0.45%

Total impairment charge comprises:
	Half-year to 30 June 2014	Half-year to 30 June 2013	Change since 30 June 2013	Half-year to 31 Dec 2013
	£m	£m	%	£m
Loans and advances to customers	756	1,810	58	1,178
Debt securities classified as loans and receivables	−	1	−	−
Available-for-sale financial assets	2	2	−	13
Total impairment charge	758	1,813	58	1,191

LLOYDS BANKING GROUP PLC

CREDIT RISK PORTFOLIO (continued)

Group impaired loans and provisions
At 30 June 2014	Loans and advances to customers	Impaired loans	Impaired loans as % of closing advances	Impairment provisions1	Impairment provision as % of impaired loans2
	£m	£m	%	£m	%

Retail:
Secured	302,930	4,699	1.6	1,353	28.8
Loans and overdrafts	10,425	729	7.0	257	86.0
Other	4,039	337	8.3	67	22.0
	317,394	5,765	1.8	1,677	31.6
Commercial Banking:
SME	27,841	1,744	6.3	498	28.6
Other	78,679	2,310	2.9	1,315	56.9
	106,520	4,054	3.8	1,813	44.7
Consumer Finance:
Credit Cards	8,834	593	6.7	213	93.8
Asset Finance	6,321	177	2.8	111	62.7
Netherlands	5,118	81	1.6	37	45.7
	20,273	851	4.2	361	74.4
Run-off:
Ireland retail	5,610	930	16.6	617	66.3
Ireland commercial real estate	4,365	4,128	94.6	3,193	77.3
Ireland corporate	3,385	2,970	87.7	2,231	75.1
Corporate real estate and other corporate	7,940	5,300	66.8	2,611	49.3
Specialist finance	7,113	848	11.9	437	51.5
Other	2,104	351	16.7	257	73.2
	30,517	14,527	47.6	9,346	64.3
TSB	22,652	216	1.0	90	41.7
Reverse repos and other items	7,758
Total gross lending	505,114	25,413	5.0	13,287	54.0
Impairment provisions	(13,287)
Fair value adjustments3	(482)
Total Group	491,345

1	Impairment provisions include collective unimpaired provisions.
2
Impairment provisions as a percentage of impaired loans are calculated excluding Retail and Consumer Finance loans in recoveries
(30 June 2014: £430 million in Retail loans and overdrafts, £32 million in Retail other and £366 million in Consumer Finance credit cards).

3
The fair value adjustments relating to loans and advances were those required to reflect the HBOS assets in the Group’s consolidated financial records at their fair value and took into account both the expected losses and market liquidity at the date of acquisition.  The unwind relating to future impairment losses requires significant management judgement to determine its timing which includes an assessment of whether the losses incurred in the current period were expected at the date of the acquisition and assessing whether the remaining losses expected at the date of the acquisition will still be incurred.  The element relating to market liquidity unwinds to the income statement over the estimated expected lives of the related assets (until 2014 for wholesale loans and 2018 for retail loans) although if an asset is written-off or suffers previously unexpected impairment then this element of the fair value will no longer be considered a timing difference (liquidity) but permanent (impairment).  The fair value unwind in respect of impairment losses incurred was £90 million for the period ended 30 June 2014 (30 June 2013: £324 million).  The fair value unwind in respect of loans and advances is expected to continue to decrease in future years as fixed-rate periods on mortgages expire, loans are repaid or written-off, and will reduce to zero over time.

LLOYDS BANKING GROUP PLC

CREDIT RISK PORTFOLIO (continued)

Group impaired loans and provisions (continued)
At 31 December 2013	Loans and advances to customers	Impaired loans	Impaired loans as % of closing advances	Impairment provisions1	Impairment provision as % of impaired loans2
	£m	£m	%	£m	%

Retail:
Secured	302,019	5,503	1.8	1,447	26.3
Loans and overdrafts	10,598	819	7.7	285	83.1
Other	4,148	408	9.8	106	28.3
	316,765	6,730	2.1	1,838	29.5
Commercial Banking:
SME	27,268	2,194	8.0	623	28.4
Other	83,111	2,853	3.4	1,761	61.7
	110,379	5,047	4.6	2,384	47.2
Consumer Finance:
Credit Cards	9,008	639	7.1	226	96.6
Asset Finance	5,061	221	4.4	140	63.3
Netherlands	5,478	86	1.6	45	52.3
	19,547	946	4.8	411	76.0
Run-off:
Ireland retail	5,944	1,002	16.9	638	63.7
Ireland commercial real estate	5,512	5,087	92.3	3,775	74.2
Ireland corporate	3,918	3,235	82.6	2,305	71.3
Corporate real estate and other corporate	11,571	8,131	70.3	3,320	40.8
Specialist finance	9,017	1,368	15.2	565	41.3
Other	2,519	486	19.3	372	76.5
	38,481	19,309	50.2	10,975	56.8
TSB	23,553	227	1.0	99	43.6
Reverse repos and other items	2,779
Total gross lending	511,504	32,259	6.3	15,707	50.1
Impairment provisions	(15,707)
Fair value adjustments	(516)
Total Group	495,281

1	Impairment provisions include collective unimpaired provisions.
2
Impairment provisions as a percentage of impaired loans are calculated excluding Retail and Consumer Finance loans in recoveries (31 December 2013: £476 million in Retail loans and overdrafts, £34 million in Retail other and £405 million in Consumer Finance credit cards).

LLOYDS BANKING GROUP PLC

CREDIT RISK PORTFOLIO (continued)

Retail

•
The Retail impairment charge was £276 million in the first half of 2014, a decrease of 40 per cent against the first half of 2013.  The decrease was primarily driven by improving performance across Retail and the sale of recoveries assets on the Loans and Overdrafts portfolios.

•	The Retail impairment charge, as an annualised percentage of average loans and advances to customers, decreased to 0.18 per cent in the first half of 2014 from 0.29 per cent in the first half of 2013.
•
Retail impaired loans decreased by £965 million to £5,765 million compared with 31 December 2013 and, as a percentage of closing loans and advances to customers, decreased to 1.8 per cent from 2.1 per cent at 31 December 2013.  Impairment provisions as a percentage of impaired loans (excluding unsecured and Retail Business Banking loans in recoveries) increased to 31.6 per cent from 29.5 per cent at 31 December 2013.

Secured
•
The impairment charge decreased by £94 million, to £94 million compared with the first half of 2013. The impairment charge as an annualised percentage of average loans and advances to customers, decreased to 0.06 per cent in the first half of 2014 from 0.13 per cent in the first half of 2013.

•
Impairment provisions reduced to £1,353 million at 30 June 2014 compared to £1,447 million at 31 December 2013. Impaired loans reduced to £4,699 million at 30 June 2014 compared to £5,503 million at 31 December 2013.  As a result of this, impairment provisions as a percentage of impaired loans increased to 28.8 per cent from 26.3 per cent at 31 December 2013.

•
The impairment provisions held against secured assets reflect the Group’s view of appropriate allowance for incurred losses.  The Group holds appropriate impairment provisions for customers who are experiencing financial difficulty, either on a forbearance arrangement or who may be able to maintain their repayments only whilst interest rates remain low.

•	The value of mortgages greater than three months in arrears (excluding repossessions) decreased by £1,079 million to £7,514 million at 30 June 2014 compared to £8,593 million at 31 December 2013.
•
The average indexed loan to value (LTV) on the mortgage portfolio at 30 June 2014 decreased to 50.4 per cent compared with 53.3 per cent at 31 December 2013.  The average LTV for new mortgages and further advances written in the first half of 2014 was 64.3 per cent compared with 64.0 per cent for 2013 reflecting the Group’s participation in the UK government’s Help to Buy scheme.

•	The percentage of closing loans and advances with an indexed LTV in excess of 100 per cent decreased to 2.9 per cent at 30 June 2014, compared with 5.4 per cent at 31 December 2013.

Loans and overdrafts
•
The impairment charge decreased by £88 million, to £165 million compared with the first half of 2013. The annualised impairment charge, as a percentage of average loans and advances to customers, reduced to 3.09 per cent from 4.39 per cent in the first half of 2013.

•
Impaired loans have decreased by £90 million since 31 December 2013 to £729 million at 30 June 2014 which represents 7.0 per cent of closing loans and advances to customers, compared with 7.7 per cent at 31 December 2013.

•
Impairment provisions decreased by £28 million, compared with 31 December 2013.  This reduction was driven by fewer assets entering arrears and recoveries assets being written-down to the present value of future expected cash flows.  Impairment provisions as a percentage of impaired loans in collections increased to 86.0 per cent at 30 June 2014 from 83.1 per cent at 31 December 2013.

LLOYDS BANKING GROUP PLC

CREDIT RISK PORTFOLIO (continued)

Retail (continued)

The Retail division’s gross loans and advances to customers are analysed in the following table:

	At 30 June 2014	At 31 Dec 2013
	£m	£m

Mainstream	228,554	228,030
Buy to let	51,656	50,346
Specialist1	22,720	23,643
	302,930	302,019

Loans	8,232	8,282
Overdrafts	2,193	2,316
Wealth	3,079	3,232
Retail Business Banking	960	916
	14,464	14,746

Total	317,394	316,765

1	Specialist lending is closed to new business.

Retail mortgages greater than three months in arrears (excluding repossessions)

	Number of cases		Total mortgage accounts %		Value of loans1		Total mortgage balances %
	June 2014	Dec 2013	June 2014	Dec 2013	June 2014	Dec 2013	June 2014	Dec 2013
	Cases	Cases	%	%	£m	£m	%	%

Mainstream	44,308	50,437	1.9	2.2	4,906	5,683	2.1	2.5
Buy to let	5,759	6,250	1.2	1.4	771	859	1.5	1.7
Specialist	10,686	11,870	6.8	7.3	1,837	2,051	8.1	8.6
Total	60,753	68,557	2.1	2.3	7,514	8,593	2.5	2.8

1	Value of loans represents total book value of mortgages more than three months in arrears.

The stock of repossessions decreased to 2,163 cases at 30 June 2014 compared to 2,179 cases at 31 December 2013.

LLOYDS BANKING GROUP PLC

CREDIT RISK PORTFOLIO (continued)

Retail (continued)

Period end and average LTVs across the Retail mortgage portfolios

At 30 June 2014	Mainstream	Buy to let	Specialist	Total
	%	%	%	%

Less than 60%	41.8	27.3	26.2	38.1
60% to 70%	19.6	28.3	19.2	21.2
70% to 80%	19.3	21.1	20.4	19.7
80% to 90%	11.9	12.1	17.2	12.3
90% to 100%	4.7	8.6	10.3	5.8
Greater than 100%	2.7	2.6	6.7	2.9
Total	100.0	100.0	100.0	100.0
Average loan to value:1
Stock of residential mortgages	47.3	63.4	61.8	50.4
New residential lending	64.5	63.6	n/a	64.3
Impaired mortgages	63.0	84.8	75.9	67.9

At 31 December 2013	Mainstream	Buy to let	Specialist	Total
	%	%	%	%

Less than 60%	36.4	19.1	20.1	32.3
60% to 70%	16.6	20.7	15.7	17.2
70% to 80%	19.8	26.5	19.3	20.9
80% to 90%	15.2	15.7	20.1	15.6
90% to 100%	7.4	11.6	14.3	8.6
Greater than 100%	4.6	6.4	10.5	5.4
Total	100.0	100.0	100.0	100.0
Average loan to value:1
Stock of residential mortgages	49.9	67.9	66.2	53.3
New residential lending	64.0	64.0	n/a	64.0
Impaired mortgages	67.2	90.4	80.8	72.2

1	Average loan to value is calculated as total loans and advances as a percentage of the total collateral of these loans and advances.

LLOYDS BANKING GROUP PLC

CREDIT RISK PORTFOLIO (continued)

Commercial Banking

•
Commercial Banking impairment charge was £29 million in the first half of 2014, substantially lower than £285 million in the first half of 2013.  The material reduction reflects better quality origination, improving economic conditions, continued low interest rates and provision releases. The impairment charge was also lower compared to £113 million in the second half of 2013.

•
The overall quality of the Commercial Banking portfolio remains good. New business is of good quality and generally better than the back book average.  High market liquidity is leading to some relaxation of credit conditions in the marketplace, although the Group remains disciplined within its low risk appetite.

•
Impairment charge as a percentage of average loans and advances decreased to 0.05 per cent from 0.55 per cent in the first half of 2013, and improved from 0.21 per cent for the half year to 31 December 2013.

•
Impaired loans reduced substantially by 20 per cent to £4,054 million compared with 31 December 2013 mainly due to disposals and write-offs. As a percentage of closing loans and advances to customers, impaired loans reduced to 3.8 per cent from 4.6 per cent at 31 December 2013.

•	Impairment provisions reduced to £1,813 million (December 2013: £2,384 million) and includes collective unimpaired provisions of £403 million (December 2013: £436 million).
•
Impairment provisions as a percentage of impaired loans decreased to 44.7 per cent compared to 47.2 per cent at 31 December driven by the successful execution of exit strategies on a few heavily provided for connections and lower coverage on newly impaired connections.

SME (business customers with turnover from £1 million to £25 million)
•	Net impairment charge has reduced to £5 million in the first half of 2014 compared to £72 million in the same period during 2013.
•
The portfolio continues to grow within prudent credit risk appetite parameters. As a result of the Group’s customer driven relationship management, net lending has increased 5 per cent since June 2013. This also reflects the Group’s commitment to the UK economy and the Funding for Lending Scheme. Portfolio credit quality has remained stable or improved across all key metrics.

Other Commercial Banking

•	The £78.7 billion of gross loans and advances to customers of the other Commercial Banking comprises different coverage segments (Mid Markets, Global Corporates and Financial Institutions).

Mid Markets (business customers with turnover of £25 million to £750 million, includes social housing book)
•	Net impairment charge has reduced to £56 million in the first half of 2014 compared to £151 million in the same period during 2013.
•	Overall credit quality has remained stable during 2014.
•
The real estate business within the Group’s Mid Markets franchise is focused predominantly upon unquoted private real estate portfolios.  Credit quality continues to improve and the number of new impaired connections is minimal. Increased liquidity is being seen in the market but new business propositions continue to be written under robust policy parameters. Concerns around tenant default have reduced in the current environment, however the Group remains aware of the risks associated with tenant default.

LLOYDS BANKING GROUP PLC

CREDIT RISK PORTFOLIO (continued)

Commercial Banking (continued)

Global Corporate (operates across UK, Europe and North America and serves major corporates)
•	Net impairment releases of £41 million in the first half of 2014 compares favourably with the impairment charge of £47 million in the same period during 2013.
•
The portfolio related to trading companies continues to be predominantly investment grade focused; the overall portfolio asset quality remains good; and corporate balance sheets generally remain conservatively structured following a period of de-leveraging through the downturn.

•
The real estate business within the Group’s Global Corporate portfolio is focused on the larger end of the UK property market with a bias to the quoted publicly listed and funds sector. Portfolio credit quality remains good being underpinned by seasoned management teams with proven asset management skills.

Financial Institutions (UK and International Finance Systems)
•	Predominantly Investment Grade counterparties with whom relationships are either client focused or held to support the Group’s funding, liquidity or general hedging requirements.
•	Net impairment charge in Financial Institutions was £9 million compared to £15 million in the same period during 2013.
•
Overall, portfolio credit quality remains good and the outlook is stable. Trading exposures continue to be predominantly short-term and/or collateralised with inter bank activity mainly undertaken with strong investment grade counterparties.

•
Notwithstanding the fact that the general improvement in market conditions across the Eurozone appear to have stabilised, the Group continues to adopt a conservative stance maintaining close portfolio scrutiny and oversight.  Detailed contingency plans are in place and exposures to financial institutions domiciled in peripheral Eurozone countries remain modest and managed within tight risk parameters.

•
The majority of funding and risk management activity is transacted with investment grade counterparties including Sovereign central banks and much of it is on a collateralised basis, such as repos and swaps facing a Central Counterparty (CCP).  Bilateral derivative transactions with Financial Institution counterparties are typically collateralised under a credit support annex in conjunction with the ISDA Master Agreement.  The Group continues to consolidate its counterparty risk via CCPs as part of an ongoing move to reduce bilateral counterparty risk by clearing standardised derivative contracts.

LLOYDS BANKING GROUP PLC

CREDIT RISK PORTFOLIO (continued)

Consumer Finance

•
The total Consumer Finance impairment charge was £78 million in the first half of 2014, a decrease of 56 per cent against the first half of 2013. The decrease was driven by both a continued underlying improvement of portfolio quality and the sale of recoveries assets in the Credit Cards and Asset Finance portfolios.

•
The Consumer Finance impairment charge as an annualised percentage of average loans and advances to customers decreased to 0.78 per cent in the first half of 2014 from 1.84 per cent in the first half of 2013.

•	Total impaired loans as a percentage of closing loans and advances to customers decreased to 4.2 per cent (£851 million) at 30 June 2014 compared to 4.8 per cent (£946 million) at 31 December 2013.

Credit Cards
•
The total Cards impairment charge was £69 million in the first half of 2014, a decrease of 50 per cent against the first half of 2013. The decrease was primarily driven by both a continued underlying improvement in of portfolio quality and the sale of recoveries assets on the consumer credit cards portfolio.

•
The Credit Cards impairment charge as an annualised percentage of average loans and advances to customers decreased to 1.58 per cent in the first half of 2014 from 3.14 per cent in the first half of 2013.

•	Total impaired loans decreased to £593 million at 30 June 2014 compared to £639 million at 31 December 2013.

Asset Finance
•
The total Asset Finance impairment charge was £8 million in the first half of 2014, a decrease of 75 per cent against the first half of 2013. The decrease was primarily driven by both a continued underlying improvement of portfolio quality and the sale of recoveries assets.

•
The Asset Finance impairment charge as an annualised percentage of average loans and advances to customers decreased to 0.26 per cent in the first half of 2014 from 1.33 per cent in the first half of 2013.

•	Total impaired loans decreased to £177 million at 30 June 2014 compared to £221 million at 31 December 2013.

Netherlands
•	The total Netherlands impairment charge was £1 million in the first half of 2014, a decrease of 86 per cent against the first half of 2013.
•	Total impaired loans decreased to £81 million at 30 June 2014 compared to £86 million at 31 December 2013.

LLOYDS BANKING GROUP PLC

CREDIT RISK PORTFOLIO (continued)

Run-off

•
Run-off impairment charge was £324 million in the first half of 2014, substantially lower than £828 million in the first half of 2013.  The material reduction reflects continued proactive management and deleveraging.

•
The impairment charge as a percentage of average loans and advances decreased to 1.85 per cent from 2.55 per cent in the first half of 2013, and materially improved from 2.12 for the half year to 31 December 2013.

•
Impaired loans reduced substantially by 25 per cent to £14,527 million compared with 31 December 2013, mainly due to disposals and write offs. As a percentage of closing loans and advances to customers, impaired loans reduced to 47.6 per cent from 50.2 per cent at 31 December 2013.

•
Impairment provisions as a percentage of impaired loans increased to 64.3 per cent compared to 56.8 per cent at 31 December 2013 driven by continued deterioration in Ireland commercial real estate. Net exposure in Ireland wholesale has fallen to £2.3 billion (31 December 2013: £3.4 billion).

Ireland
•	The Group continues to reduce its exposure to Ireland with gross loans and advances reducing by £2,014 million during the first half of 2014 mainly due to disposals, write-offs and net repayments.
•
Total impaired loans decreased by £1,296 million, or 14 per cent to £8,028 million compared with £9,324 million at 31 December 2013.  The reduction is driven primarily by commercial real estate and corporate loans.

•
The most significant contribution to impaired loans in Ireland is the Commercial Real Estate portfolio.  94.6 per cent of the portfolio is now impaired compared to 92.3 per cent at 31 December 2013.  The impairment coverage ratio has increased to 77.3 per cent from 74.2 per cent at 31 December 2013 reflecting continued portfolio deterioration and price pressure.

•
In the Irish retail mortgage portfolio the average indexed loan to value (LTV) at 30 June 2014 decreased to 99.1 per cent compared with 102.3 per cent at 31 December 2013.  The percentage of closing loans and advances with an indexed LTV in excess of 100 per cent decreased to 51.1 per cent at 30 June 2014, compared with 53.8 per cent at 31 December 2013.

Corporate real estate and other corporate
•
Loans and advances to customers include the run-off Corporate Real Estate Business Support Unit (BSU) portfolio.  This portfolio predominantly consists of UK real estate loans together with other Corporate loans relating to real estate sectors, supported by trading activities (such as hotels, housebuilders and care homes) which are managed by specialist teams.  These assets have been the subject of frequent review, and have been impaired to appropriate levels.

•
The impairment charge in the first half of 2014 reduced to £92 million compared to £317 million in the same period to 2013 reflecting lower gross charges on a reduced portfolio, some improvement in real estate market conditions in the regions and the continuing proactive management enabling a number of write-backs on previously impaired loans.

•
The portfolio continues to reduce significantly ahead of expectations (35 per cent reduction in net book value for the first six months of 2014, compared to 24 per cent in the same period last year). Consensual asset sales by customers, loan sales and asset disposals totalled £2.5 billion (net book value) compared with £3.6 billion at 30 June 2013.

Specialist Finance
•
Gross loans and advances to customers include the Run-off Acquisition Finance (leverage lending) which is classified as Run-off since it is outside the Group’s risk appetite, and the Run-off Asset Based Finance portfolios (which mainly include Ship Finance, Aircraft Finance, Infrastructure and Rail Capital).  Total gross loans and advances reduced by £1.9 billion, from £9.0 billion to £7.1 billion at 30 June 2014 mainly due to disposals of £1.6 billion (net book value).

•
The Run-off Acquisition Finance (leverage lending) portfolio totalled £518 million (net £374 million) as at 30 June 2014.  Impairment charges in this portfolio continue to decline significantly, reflecting further material reductions in the size of the portfolio and stabilising market conditions.

•
Ship Finance gross drawn lending (excluding leasing) totalled £525 million (net £492 million) as at 30 June 2014.  Impairment charges are running at significantly lower levels to those experienced in 2013 as the portfolio has continued to reduce through strategic disposals in 2014 which have materially de-risked the residual portfolio.

LLOYDS BANKING GROUP PLC

CREDIT RISK PORTFOLIO (continued)

Forbearance

The Group operates a number of schemes to assist borrowers who are experiencing financial stress.  Forbearance policies are disclosed in Note 54 of the Group’s 2013 Annual Report on Form 20-F.

Retail forbearance
At 30 June 2014, UK retail secured loans and advances currently or recently subject to forbearance were 1.7 per cent (31 December 2013: 2.0 per cent) of total UK retail secured loans and advances.  Further analysis of the forborne loan balances is set out below.

At 30 June 2014, unsecured retail loans and advances currently or recently subject to forbearance were 1.7 per cent (31 December 2013: 1.8 per cent) of total unsecured retail loans and advances.  Further analysis of the forborne loan balances is set out below.

UK retail lending
	Total loans and advances which are currently or recently forborne		Total current and recent forborne loans and advances which are impaired1		Impairment provisions as % of loans and advances which are currently or recently forborne
	At June 2014	At Dec 2013	At June 2014	At Dec 2013	At June 2014	At Dec 2013
	£m	£m	£m	£m	%	%
UK secured lending:
Temporary forbearance arrangements
Reduced contractual monthly payment2	294	957	90	221	8.0	4.1
Reduced payment arrangements3	1,085	1,336	166	157	2.7	3.2
	1,379	2,293	256	378	3.8	3.6
Permanent treatments
Repair and term extensions4	3,858	3,860	212	296	3.2	3.4
Total	5,237	6,153	468	674	3.3	3.5

UK unsecured lending:
Loans and overdrafts5	174	191	157	169	43.9	45.8

1
£4,769 million of currently and recently forborne secured loans and advances were not impaired at 30 June 2014 (31 December 2013: £5,479 million).  £17 million of currently and recently forborne loans and overdrafts were not impaired at 30 June 2014 (31 December: £22 million).

2
Includes temporary interest only arrangements and short-term payment holidays granted in collections where the customer is currently benefitting from the treatment and where the concession has ended within the previous six months (temporary interest only) and previous 12 months (short-term payment holidays).

3	Includes customers who had an arrangement to pay less than the contractual amount at 30 June 2014 or where an arrangement ended within the previous three months.
4	Includes capitalisation of arrears and term extensions which commenced during the previous 24 months and who remain as customers at 30 June 2014.
5
Includes temporary treatments where the customer is currently benefiting from the change or the treatment has ended within the previous six months.  Permanent changes which commenced during the last 24 months for existing customers as at 30 June 2014 are also included.

LLOYDS BANKING GROUP PLC

CREDIT RISK PORTFOLIO (continued)

Commercial Banking forbearance
A number of options are available to the Group where a customer is facing financial difficulty.

The forbearance strategy in respect of Commercial Banking customers is designed to support the customer and protect the Group; early identification, control and monitoring are key to the success of the process.  The granting of a concession is dependent on individual facts and circumstances. Concessions may be provided to help the customer with their day to day liquidity and working capital.  The Group may also grant forbearance when it believes that there is a realistic prospect of the customer continuing to be able to repay all facilities in full.  The most significant factor in determining whether the Group treats a commercial customer as forborne is the granting of a concession to an obligor who is in financial difficulty.

At 30 June 2014 £6,157 million (December 2013: £7,479 million) of total loans and advances were forborne of which £4,054 million (December 2013: £5,047 million) were impaired.  The coverage ratio for forborne loans decreased from 31.8 per cent at 31 December 2013 to 29.4 per cent at 30 June 2014.

The table below sets out the Group’s largest unimpaired forborne loans and advances to commercial customers (exposures over £5 million) as at 30 June 2014 by type of forbearance, together with a breakdown on which exposures are classified as Direct Real Estate:

At 30 June 2014	Direct Real Estate	Other industry sector	Total
	£m	£m	£m
Type of unimpaired forbearance:
UK1 exposures > £5 million
Covenants	101	1,000	1,101
Extensions	7	316	323
Multiple	−	272	272
	108	1,588	1,696
Exposures < £5 million and other non-UK1			407
Total			2,103

At 31 December 2013

Type of unimpaired forbearance:
UK1 exposures > £5 million
Covenants	527	488	1,015
Extensions	69	254	323
Multiple	−	316	316
	596	1,058	1,654
Exposures < £5 million and other non-UK1			778
Total			2,432

1	Based on location of the office recording the transaction.

As part of the Group’s ongoing review and refinement of forbearance reporting, exposures below £5 million were subject to more granular review which led to a reduction in the level of forbearance reported. Previously, all lower quality unimpaired core exposures under £5 million were reported as forborne.

LLOYDS BANKING GROUP PLC

CREDIT RISK PORTFOLIO (continued)

Consumer Finance forbearance
At 30 June 2014, Consumer Credit Cards loans and advances currently or recently subject to forbearance were 3.0 per cent (31 December 2013: 3.7 per cent) of total Consumer Credit Cards loans and advances. At 30 June 2014, Asset Finance retail loans and advances on open portfolios currently subject to forbearance were 1.3 per cent (31 December 2013: 2.1 per cent) of total Asset Finance retail loans and advances.

Analysis of the forborne loan balances
	Total loans and advances which are forborne		Total forborne loans and advances which are impaired1		Impairment provisions as % of loans and advances which are forborne
	30 June 2014	31 Dec 2013	30 June 2014	31 Dec 2013	30 June 2014	31 Dec 2013
	£m	£m	£m	£m	%	%

Consumer Credit Cards2	258	326	137	188	26.7	21.9
Asset Finance3	81	105	65	85	24.1	28.1

1
£137 million of forborne loans and advances (Consumer Credit Cards: £121 million, Asset Finance: £16 million) were not impaired at 30 June 2014 (31 December 2013: Consumer Credit Cards: £138 million, Asset Finance: £20 million).

2
Includes temporary treatments where the customer is currently benefitting from the change or the treatment has ended within the last six months. Permanent changes which commenced during the last 24 months for existing customers as at 30 June 2014 are also included.

3	Includes retail accounts that are currently on a forbearance treatment and capitalisation of arrears which commenced during the previous 12 months.

LLOYDS BANKING GROUP PLC

CREDIT RISK PORTFOLIO (continued)

Run-off forbearance

Ireland commercial real estate and corporate
All loans and advances in Ireland commercial real estate and corporate are treated as forborne (30 June 2014: £7,750 million, 31 December 2013: £9,430 million).  At 30 June 2014, £7,098 million (December 2013: £8,322 million) were impaired.  The coverage ratio increased from 64.5 per cent at 31 December 2013 to 70.0 per cent at 30 June 2014.

Secured retail lending – Ireland
At 30 June 2014, Irish secured loans and advances currently or recently subject to forbearance were 11.9 per cent (31 December 2013: 12.2 per cent) of total Irish retail secured loans and advances.  Further analysis of the forborne loan balances is set out below:

	Total loans and advances which are currently or recently forborne		Total current and recent forborne loans and advances which are impaired1		Impairment provisions as % of loans and advances which are currently or recently forborne
	30 June	31 Dec	30 June	31 Dec	30 June	31 Dec
	2014	2013	2014	2013	2014	2013
Ireland Secured lending:	£m	£m	£m	£m	%	%
Temporary forbearance arrangements
Reduced payment arrangements2	223	254	203	227	50.3	49.8
Permanent treatments
Repair and term extensions3	445	473	85	102	15.5	14.4
Total	668	727	288	329	27.2	26.7
1	£380 million of currently and recently forborne loans and advances were not impaired at 30 June 2014 (31 December 2013: £398 million).
2	Includes customers who had an arrangement to pay less than the contractual amount at 30 June 2014 or where an arrangement ended within the previous three months.
3	Includes capitalisation of arrears and term extensions which commenced during the previous 24 months and remaining as customers at 30 June 2014.

LLOYDS BANKING GROUP PLC

CREDIT RISK PORTFOLIO (continued)

Run-off forbearance (continued)

Corporate real estate, other corporate and Specialist Finance
At 30 June 2014, £6,292 million (December 2013: £12,051 million, restated following a reassessment of the unimpaired exposure breakdown) of total loans and advances were forborne of which £6,148 million (December 2013: £9,499 million) were impaired. The coverage ratio for forborne loans increased from 32.2 per cent at 31 December 2013 to 48.4 per cent at 30 June 2014.

Unimpaired forborne loans and advances were £144 million at 30 June 2014 (December 2013: £2,552 million, restated). The Group previously assumed that all lower quality unimpaired exposures under £5 million were forborne, as were a number of non-material portfolios. As part of the Group’s ongoing review and refinement of forbearance reporting, exposures below £5 million, and non-material portfolios, were subject to more granular review which led to a reduction in the level of forbearance previously reported.

The reduction also related to unimpaired loans and advances over £5 million and reflects the curing of a limited number of high value transactions where forbearance was granted some time ago and the obligor is no longer considered in financial difficulty.

The table below sets out the Group’s largest unimpaired forborne loans and advances (exposures over £5 million) as at 30 June 2014 by type of forbearance, together with a breakdown on which exposures are classified as Direct Real Estate:

At 30 June 2014	Direct Real Estate	Other industry sector	Total
	£m	£m	£m

Type of unimpaired forbearance
UK1 exposures > £5 million
Covenants	11	−	11
Extensions	−	45	45
Multiple	24	58	82
	35	103	138
Exposures < £5 million and other non-UK1			6
Total			144

1	Based on location of the office recording the transaction.

LLOYDS BANKING GROUP PLC

FUNDING AND LIQUIDITY MANAGEMENT

The Group has significantly transformed its balance sheet in recent years.  The continued reduction of the Run-off portfolio and the growth in customer deposits has strengthened the Group’s funding position and reduced exposure to wholesale funding.  The Group has a stable deposit base which is diversified across product and customer type.

During the first half of 2014, the Group has continued to experience reducing term issuance costs, demonstrating a stable operating environment. In addition, spreads on outstanding issuance have remained significantly narrower than in previous years.  Rating changes on a standalone basis have been positive for the Group however, concerns remain over the potential loss of sovereign support and the wider economy.  On 26 March 2014, Fitch affirmed the Lloyds Bank ‘A’ long-term rating, with the rating outlook being revised from ‘stable’ to ‘negative’ due to Fitch’s belief that the probability that sovereign support would be provided is weakening. At the same time, Fitch upgraded the Lloyds Bank viability (standalone) rating from ‘bbb+’ to ‘a-’.  On 2 May 2014, Moody’s upgraded Lloyds Bank’s senior rating to A1 citing significant progress on achieving strategic targets, improved asset quality and reduction of the Run-off portfolio.

The combination of a strong balance sheet and access to a wide range of funding markets, including government and central bank schemes, provides the Group with a broad range of options with respect to funding the balance sheet in the future.

Group funding sources
Total funded assets reduced by £4.6 billion to £505.6 billion.  The Group’s loan to deposit ratio has improved to 109 per cent compared with 113 per cent at 31 December 2013, driven by strong deposit growth and a reduction in the Run-off portfolio.  Customer deposits increased by £6.8 billion and excluding reverse repos and repos, loans and advances to customers reduced by £8.1 billion primarily driven by a continued reduction the in Run-off portfolio to £25.2 billion (31 December 2013: £33.3 billion).

The increase in customer deposits along with the continued reduction in the Run-off portfolio has enabled the Group to make changes in wholesale funding which reduced by £18.1 billion to £119.5 billion, with the volume with a residual maturity less than one year reducing to £41.5 billion (£44.2 billion at 31 December 2013).  The Group’s term funding ratio (wholesale funding with a remaining life of over one year as a percentage of total wholesale funding) reduced to 65 per cent (68 per cent at 31 December 2013) as expected in line with maturities of wholesale term funding and limited term wholesale issuance during the first half of 2014.

LLOYDS BANKING GROUP PLC

FUNDING AND LIQUIDITY MANAGEMENT (continued)

Group funding position

	At 30 June 2014	At 31 Dec 2013	Change
	£bn	£bn	%

Funding requirement
Loans and advances to customers1	487.1	495.2	(2)
Loans and advances to banks2	3.9	5.1	(24)
Debt securities	1.3	1.4	(7)
Reverse repurchase agreements	3.2	0.2
Available-for-sale financial assets – secondary3	6.7	4.4	52
Cash balances4	3.4	3.9	(13)
Funded assets	505.6	510.2	(1)
Other assets5	249.3	248.6	−
	754.9	758.8	(1)
On balance sheet primary liquidity assets6
Reverse repurchase agreements	3.6	0.1
Balances at central banks – primary4	47.4	46.0	3
Available-for-sale financial assets – primary	43.6	39.6	10
Trading and fair value through profit and loss	(5.6)	3.1
Repurchase agreements	−	(0.6)
	89.0	88.2	1
Total Group assets	843.9	847.0	−
Less: other liabilities5	(232.3)	(227.5)	(2)
Funding requirement	611.6	619.5	(1)
Funded by
Customer deposits7	445.1	438.3	2
Wholesale funding8	119.5	137.6	(13)
	564.6	575.9	(2)
Repurchase agreements	1.1	4.3	(74)
Total equity	45.9	39.3	17
Total funding	611.6	619.5	(1)

1	Excludes £4.2 billion (31 December 2013: £0.1 billion) of reverse repurchase agreements.
2
Excludes £15.1 billion (31 December 2013: £20.1 billion) of loans and advances to banks within the Insurance business and £2.6 billion (31 December 2013: £0.2 billion) of reverse repurchase agreements.

3	Secondary liquidity assets comprise a diversified pool of highly rated unencumbered collateral (including retained issuance).
4	Cash balances and balances at central banks – primary are combined in the Group’s balance sheet.
5	Other assets and other liabilities primarily include balances in the Group’s Insurance business and the fair value of derivative assets and liabilities.
6
Primary liquidity assets are PRA eligible liquid assets including UK Gilts, US Treasuries, Euro AAA government debt, designated multilateral development bank debt and unencumbered cash balances held at central banks.

7	Excluding repurchase agreements at 31 December 2013 of £3.0 billion. At 30 June 2014: £nil.
8	The Group’s definition of wholesale funding aligns with that used by other international market participants; including interbank deposits, debt securities in issue and subordinated liabilities.

LLOYDS BANKING GROUP PLC

FUNDING AND LIQUIDITY MANAGEMENT (continued)

Reconciliation of Group funding figure to the balance sheet

At 30 June 2014	Included in funding analysis (above)	Repos	Fair value and other accounting methods	Balance sheet
	£bn	£bn	£bn	£bn

Deposits from banks	10.7	1.1	0.1	11.9
Debt securities in issue	82.2	−	(4.5)	77.7
Subordinated liabilities	26.6	−	(0.9)	25.7
Total wholesale funding	119.5	1.1
Customer deposits	445.1	−	−	445.1
Total	564.6	1.1

At 31 December 2013	Included in funding analysis (above)	Repos	Fair value and other accounting methods	Balance sheet
	£bn	£bn	£bn	£bn

Deposits from banks	12.1	1.9	−	14.0
Debt securities in issue	91.6	−	(4.5)	87.1
Subordinated liabilities	33.9	−	(1.6)	32.3
Total wholesale funding	137.6	1.9
Customer deposits	438.3	3.0	−	441.3
Total	575.9	4.9

Analysis of 2014 total wholesale funding by residual maturity

	Less than one month		One to three months	Three to six months	Six to nine months	Nine months to one year	One to two years	Two to five years	More than five years	Total at 30 Jun 2014	Total at 31 Dec 2013
		£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Deposit from banks		7.6	1.4	0.5	0.2	0.1	0.2	0.2	0.5	10.7	12.1
Debt securities in issue:
Certificates of deposit		2.1	1.6	1.3	0.9	0.9	−	−	−	6.8	9.0
Commercial paper		3.5	1.3	0.7	0.2	−	−	−	−	5.7	4.8
Medium-term notes1		0.1	0.8	1.4	1.6	1.1	6.3	6.2	9.0	26.5	29.1
Covered bonds		−	0.9	2.0	1.0	−	2.7	9.2	12.1	27.9	29.4
Securitisation		0.1	−	3.1	1.4	2.0	5.6	2.4	0.7	15.3	19.3
		5.8	4.6	8.5	5.1	4.0	14.6	17.8	21.8	82.2	91.6
Subordinated liabilities		0.6	−	0.6	1.2	1.3	1.3	6.1	15.5	26.6	33.9
Total wholesale funding2	1	14.0	6.0	9.6	6.5	5.4	16.1	24.1	37.8	119.5	137.6

1	Medium-term notes include funding from the National Loan Guarantee Scheme (30 June 2014: £1.4 billion; 31 December 2013: £1.4 billion).
2	The Group’s definition of wholesale funding aligns with that used by other international market participants; including interbank deposits, debt securities in issue and subordinated liabilities.

LLOYDS BANKING GROUP PLC

FUNDING AND LIQUIDITY MANAGEMENT (continued)

Analysis of 2014 term issuance

	Sterling	US Dollar	Euro	Other currencies	Total
	£bn	£bn	£bn	£bn	£bn

Securitisation	0.7	−	−	−	0.7
Medium-term notes	−	−	−	−	−
Covered bonds	1.0	−	0.8	−	1.8
Private placements1	0.3	0.5	0.4	0.2	1.4
Total issuance	2.0	0.5	1.2	0.2	3.9

1	Private placements include structured bonds and term repurchase agreements (repos).

Term issuance for the first half of 2014 totalled £3.9 billion split between securitisations, covered bonds and private placements. Utilisation of the UK government’s Funding for Lending Scheme (FLS) has further underlined the Group’s support to the UK economic recovery, and the Group remains committed to passing the benefits of this low cost funding on to its customers.  The Group drew down £3.0 billion under the 2012 scheme, £7.0 billion under the 2013 scheme and £4.0 billion year to date under the 2014 scheme, giving total FLS drawings of £14.0 billion to date.  In the 2013 Annual Report on Form 20-F the Group included drawings from Sainsbury’s Bank of £0.2 billion; as Sainsbury’s Bank is no longer part of the Group this amount is no longer included.

Encumbered assets
The Board monitors and manages total balance sheet encumbrance via a number of risk appetite metrics.  During the first half of 2014 the Group had term issuance of £0.7 billion from securitisations and £1.8 billion from covered bonds. Maturities have led to a reduction in externally held notes from residential mortgage backed securitisation and covered bond issuance. The table below summarises the assets encumbered through the Group’s external issuance transactions.

	Notes issued	Assets encumbered
	£bn	£bn

At 30 June 2014
Securitisations1	14.6	26.7
Covered bonds2	29.4	42.5
Total	44.0	69.2

At 31 December 2013
Securitisations1	18.6	31.6
Covered bonds2	30.7	49.6
Total	49.3	81.2

1	In addition the Group retained internally £38.9 billion (31 December 2013: £38.3 billion) of notes secured with £50.4 billion (31 December 2013: £49.3 billion) of assets.
2	In addition the Group retained internally £7.0 billion (31 December 2013: £7.6 billion) of notes secured with £11.7 billion (31 December 2013: £12.5 billion) of assets.

Total notes issued externally from secured programmes (asset backed securities and covered bonds) have fallen from £49.3 billion (assets encumbered £81.2 billion, pro-rated by programme) at 31 December 2013 to £44.0 billion (assets encumbered £69.2 billion, pro-rated by programme).  A total of £45.9 billion (31 December 2013: £45.9 billion) of notes issued under securitisation and covered bond programmes have been retained internally, most of which are held along with whole loans, as eligible collateral at central banks.  The Group has encumbered £21.2 billion of assets with the Bank of England within the FLS, under which £14 billion of UK Treasury Bills has been drawn down.

LLOYDS BANKING GROUP PLC

FUNDING AND LIQUIDITY MANAGEMENT (continued)

Liquidity portfolio
At 30 June 2014, the Banking business had £92.3 billion (31 December 2013: £89.3 billion) of highly liquid unencumbered assets in its primary liquidity portfolio which are available to meet cash and collateral outflows and PRA regulatory requirements, as illustrated in the table below.  A separate liquidity portfolio to mitigate any insurance liquidity risk is managed within the Insurance business.  Primary liquid assets of £92.3 billion represent 5.0 times (4.2 times at 31 December 2013) the Group’s money market funding with less than one year maturity (excluding derivative collateral margins and settlement accounts) and are 2.2 times (31 December 2013: 2.0 times) all wholesale funding less than one year maturity, and thus provides a substantial buffer in the event of continued market dislocation.

Primary liquidity	At 30 June 2014	At 31 Dec 2013	Average 2014	Average 2013
	£bn	£bn	£bn	£bn

Central bank cash deposits	47.4	46.0	64.7	69.4
Government/MDB bonds1	44.9	43.3	42.4	28.2
Total	92.3	89.3	107.1	97.6

Secondary liquidity	At 30 June 2014	At 31 Dec 2013	Average 2014	Average 2013
	£bn	£bn	£bn	£bn

High-quality ABS/covered bonds2	7.0	1.4	2.8	2.0
Credit institution bonds2	1.1	0.4	1.4	1.2
Corporate bonds2	0.3	0.1	0.2	0.1
Own securities (retained issuance)	25.0	22.1	23.0	33.3
Other securities	6.5	4.3	5.0	4.8
Other3	79.3	77.1	76.2	75.2
Total	119.2	105.4	108.6	116.6

Total liquidity	211.5	194.7

1	Designated multilateral development bank (MDB).
2	Assets rated A- or above.
3	Includes other central bank eligible assets.

In addition the Banking business had £119.2 billion (31 December 2013: £105.4 billion) of unencumbered secondary assets which are eligible for use in a range of central bank or similar facilities and the Group routinely makes use of as part of its normal liquidity management practices.  Future use of such facilities will be based on prudent liquidity management and economic considerations, having regard for external market conditions. The Group considers diversification across geography, currency, markets and tenor when assessing appropriate holdings of primary and secondary liquid assets. This liquidity is managed as a single pool in the centre and is under the control of the function charged with managing the liquidity of the Group.  It is available for deployment at immediate notice, subject to complying with regulatory requirements, and is a key component of the Group’s liquidity management process.

The Group notes that the Liquidity Coverage Ratio (LCR) is expected to become the Pillar 1 standard for liquidity in the UK in 2015, and that the PRA has the ability to impose firm specific liquidity requirements. The European Commission is expected to adopt further legislation during 2014 to specify the definition, calibration, calculation and phase-in of the LCR for implementation in 2015. The Group expects some existing secondary liquid assets holdings to be eligible under LCR and to see further transition from primary to secondary LCR eligible assets over the course of 2014. The Group will continue to monitor the new requirements and expects to meet them ahead of the implementation dates.

LLOYDS BANKING GROUP PLC

CAPITAL MANAGEMENT

The Group remains strongly capitalised with ratios growing in the first six months of 2014 through capital-efficient profit generation, risk-weighted asset reductions and the successful delivery of management actions, in particular the exchange of £5 billion of Enhanced Capital Notes (ECNs) for CRD IV compliant Additional Tier 1 (AT1) securities.

•	Fully loaded Common Equity Tier 1 (CET1) ratio increased 0.8 percentage points from 10.3 per cent (adjusted) to 11.1 per cent.
•	CET1 ratio, calculated using 2014 PRA transitional rules, increased 0.8 percentage points from 10.3 per cent (adjusted) to 11.1 per cent.
•	Fully loaded Basel III leverage ratio was 4.5 per cent, increasing 0.7 percentage points from 3.8 per cent (adjusted).
•	The leverage ratio exceeds the 3 per cent minimum requirement recommended by the Basel Committee, which is scheduled for implementation in 2018.

The 31 December 2013 adjusted disclosures include the benefit of the sales of Heidelberger Leben, Scottish Widows Investment Partnership and the Group’s 50 per cent stake in Sainsbury’s Bank. 31 December 2013 common equity tier 1 ratios excluding the benefit of these sales were 10.0 per cent fully loaded and 10.1 per cent on transitional rules.

Capital position at 30 June 2014
The Group’s capital position as at 30 June 2014 is presented in the following section applying the 2014 CRD IV transitional arrangements, as implemented in the UK by PRA policy statement PS7/13 (PRA transitional rules), and also on a fully loaded CRD IV basis.

LLOYDS BANKING GROUP PLC

CAPITAL MANAGEMENT (continued)

			Fully loaded position
Capital resources	At 30 June 2014	At 31 Dec 20131,2	At 30 June 2014	At 31 Dec 20132
	£m	£m	£m	£m
Common equity tier 1
Shareholders’ equity	39,601	39,191	39,601	39,191
Deconsolidation of insurance entities	(1,511)	(1,367)	(1,511)	(1,367)
Adjustment for own credit	165	185	165	185
Cash flow hedging reserve	705	1,055	705	1,055
Other adjustments	535	133	535	133
	39,495	39,197	39,495	39,197

less: deductions from common equity tier 1
Goodwill and other intangible assets	(1,966)	(1,979)	(1,966)	(1,979)
Excess of expected losses over impairment provisions and value adjustments	(714)	(866)	(714)	(866)
Removal of defined benefit pension surplus	(274)	(78)	(274)	(78)
Securitisation deductions	(148)	(141)	(148)	(141)
Significant investments	(2,787)	(2,890)	(2,959)	(3,090)
Deferred tax assets	(4,934)	(5,025)	(5,009)	(5,118)
Common equity tier 1 capital	28,672	28,218	28,425	27,925

Additional tier 1
Additional tier 1 instruments	9,477	4,486	5,329	−
less: deductions from tier 1
Significant investments	(677)	(677)	−	−
Total tier 1 capital	37,472	32,027	33,754	27,925

Tier 2
Tier 2 instruments	13,639	19,870	10,623	15,636
Eligible provisions	522	349	522	349
less: deductions from tier 2
Significant investments	(1,015)	(1,015)	(1,692)	(1,692)
Total capital resources	50,618	51,231	43,207	42,218

Risk-weighted assets	257,370	272,641	256,752	271,908

Common equity tier 1 capital ratio	11.1%	10.3%	11.1%	10.3%
Tier 1 capital ratio	14.6%	11.7%	13.1%	10.3%
Total capital ratio	19.7%	18.8%	16.8%	15.5%

1	31 December 2013 comparatives reflect PRA transitional rules as at 1 January 2014.
2
31 December 2013 comparatives have been restated to include the benefit of the sales of Heidelberger Leben, Scottish Widows Investment Partnership and the Group’s 50 per cent stake in Sainsbury’s Bank.  31 December 2013 common equity tier 1 ratios excluding the benefit of these sales were 10.0 per cent fully loaded and 10.1 per cent on transitional rules, while RWAs on transitional rules were £272.1 billion.

LLOYDS BANKING GROUP PLC

CAPITAL MANAGEMENT (continued)

The key differences between the capital calculation as at 30 June 2014 and the fully loaded equivalent are as follows:
•
In relation to CET1, there is a small difference due to the results of the calculation of the threshold, under which deferred tax assets reliant on future profitability and arising from temporary differences and significant investments may be risk weighted.

•
Within AT1 and tier 2 (T2) in 2014 the Group is permitted to include 80 per cent of subordinated debt which does not fully qualify under CRD IV.  These instruments are phased out of the calculation at 10 per cent per year until 2022.

•	The significant investment deduction from AT1 in 2014 will transition to T2 by 2018.

The movements in the CET1, AT1, T2 and total capital positions in the period are shown below.  These focus on the transitional capital position, however differences between this and the fully loaded movements are minimal, related to the line items as outlined above.

	Common Equity Tier 1	Additional Tier 1	Tier 2	Total capital
	£m	£m	£m	£m

At 31 December 20131	28,218	3,809	19,204	51,231
Profit attributable to ordinary shareholders	574	−	−	574
Adjustment to above re December 13 (adjusted)	(202)	−	−	(202)
Pension movements:
Deduction of pension asset	(196)	−	−	(196)
Movement through other comprehensive income	(479)	−	−	(479)
Available-for-sale reserve	423	−	−	423
Deferred tax asset	91	−	−	91
Goodwill and intangible assets deductions	13	−	−	13
Excess of expected losses over impairment provisions and value adjustments	152	−	−	152
Significant investment deduction	103	−	−	103
Eligible provisions	−	−	173	173
Subordinated debt movements:
Restructuring to ensure CRD IV compliance	−	5,329	(4,006)	1,323
Foreign exchange	−	(116)	(423)	(539)
Repurchases, redemptions and other	−	(222)	(1,802)	(2,024)
Other movements	(25)	−	−	(25)
At 30 June 2014	28,672	8,800	13,146	50,618

1
31 December 2013 comparatives reflect CRD IV rules as at 1 January 2014 and are adjusted to include the benefit of the sales of Heidelberger Leben, Scottish Widows Investment Partnership and the Group’s 50 per cent stake in Sainsbury’s Bank.

CET1 capital resources have increased by £454 million in the period, mainly due to profit attributable to ordinary shareholders, favourable movements in AFS reserves, reduction in excess of expected losses over impairment provisions and reduction in deferred tax and significant investment deductions partially offset by an increase in the pensions asset deducted from capital and unfavourable pension valuations through other comprehensive income.

AT1 capital resources have increased by £4,991 million in the period, mainly due to the ECN exchange offers which resulted in the issuance of £5.3 billion of CRD IV compliant AT1 instruments.  This has been partially offset by other movements in grandfathered Tier 1 subordinated debt, including foreign exchange movements and fair value unwind.

LLOYDS BANKING GROUP PLC

CAPITAL MANAGEMENT (continued)

As a result of the offers launched in the first half of the year, the Group has met its AT1 requirement under the new capital framework established under CRD IV.  Under the exchange offers, the Group repurchased the equivalent of £5 billion nominal (£4 billion regulatory value) of ECNs and issued £5.3 billion of new AT1 securities.  In addition to delivering the Group’s AT1 requirement, the exchange offers also increased the Group’s leverage ratios by approximately 50 basis points, improved the Group’s rating agency metrics, and are expected to benefit the Group’s net interest margin in 2014 by approximately 7 basis points.  Coupon payments on the new AT1 securities will be accounted for as distributions from reserves.  The exchanges resulted in a net accounting charge of approximately £1.1 billion, which has reduced the Group’s first half fully loaded CET1 capital ratio by approximately 50 basis points.

T2 capital resources have decreased by £6,058 million in the period.  This is again mainly due to the ECN exchange offers, which resulted in £4.0 billion of existing Tier 2 ECN instruments being redeemed in exchange for the issuance of AT1 instruments as outlined above, together with a reduction in eligible provisions and other movements in T2 subordinated debt, including foreign exchange, fair value unwind, amortisation of dated instruments and other calls/redemptions.

	PRA transitional rules		Prevailing rules
Risk-weighted assets	At 30 June 2014	At 31 Dec 2013	At 31 Dec 2013
	£m	£m	£m
Divisional analysis of risk-weighted assets:
Retail	70,800	72,948	73,063
Consumer Finance	21,524	20,136	20,136
Commercial Banking	114,023	123,951	120,843
Group Operations & Central Items	10,719	7,743	13,316
TSB1	4,806	5,591	5,800
Run-off	24,221	30,569	30,692
Underlying risk-weighted assets	246,093	260,938	263,850
Threshold risk-weighted assets	11,277	11,154	−
Total risk-weighted assets	257,370	272,092	263,850
Movement to fully loaded risk-weighted assets	(618)	(1,014)	−
Fully loaded CRD IV risk-weighted assets	256,752	271,078	263,850

Risk type analysis of risk-weighted assets:
Foundation Internal Ratings Based (IRB) Approach	79,274	84,882	82,870
Retail IRB Approach	78,796	83,815	85,139
Other IRB Approach	11,590	9,526	9,221
IRB Approach	169,660	178,223	177,230
Standardised Approach	31,856	33,819	41,150
Credit risk	201,516	212,042	218,380
Counterparty credit risk	10,987	11,220	7,794
Operational risk	26,594	26,594	26,594
Market risk	6,996	11,082	11,082
Underlying risk-weighted assets	246,093	260,938	263,850
Threshold risk-weighted assets	11,277	11,154	−
Total risk-weighted assets	257,370	272,092	263,850
Movement to fully loaded risk-weighted assets	(618)	(1,014)	−
Fully loaded CRD IV risk-weighted assets	256,752	271,078	263,850

Adjusted PRA transitional rules risk-weighted assets	272,641
Adjusted fully loaded risk-weighted assets	271,908

1	TSB risk-weighted assets are on a Lloyds Banking Group reporting basis and will differ to those reported by TSB as a standalone regulated entity.

CAPITAL MANAGEMENT (continued)

Key differences between risk-weighted assets at December 2013 on the prevailing rules and CRD IV rules are as follows:

•
Commercial Banking risk-weighted assets increased primarily due to the Credit Value Adjustment (CVA) capital charge and the application of Financial Institution Interconnectedness (FII) rules, partially offset by reductions arising from applying the SME scalar

•	Group Operations and Central Items risk-weighted asset reduction is substantially due to replacing risk-weighted assets arising from the Deferred Tax Asset with a deduction from Common Equity Tier 1
•
Threshold risk-weighted assets reflect the element of Significant Investment and Deferred Tax Assets that are permitted to be risk-weighted instead of deducted from Common Equity Tier 1 under CRD IV threshold rules

Key differences between risk-weighted assets at June 2014 and December 2013 under CRD IV rules are as follows:

•
Retail division risk-weighted assets reduced by £2.1 billion in the year primarily due to improvements in credit quality arising from the impact of positive macroeconomic factors, including favourable movements in UK house prices, and the exit from its joint venture banking operations with Sainsbury’s.  These movements are partially offset by risk-weighted asset increases arising from model changes, which also contribute to the risk-weighted assets increase in Consumer Finance.

•
Commercial Banking risk-weighted assets reduced by £10.0 billion mainly reflecting market risk reductions, credit quality changes and active portfolio management.  The market risk-weighted asset reduction of £4.1 billion is mainly due to the removal of a temporary capital buffer applied to the Group’s internal market risk models on completion of specific market risk infrastructure projects.

•
The increase in risk-weighted assets in Group Operations and Central Items of £3.0 billion is primarily due to equity received in consideration for the disposal of Scottish Widows Investment Partnership (SWIP). This is also the main driver of the increase in other IRB risk-type

•	TSB risk-weighted assets were classified from Retail IRB to Standardised approach in the period. This reclassification led to a net reduction of £0.6 billion in TSB risk-weighted assets.
•	The reduction in Run-off risk-weighted assets of £6.3 billion is mainly due to disposals and other asset reductions.

Risk-weighted assets movement by key driver	Credit risk	Counter party credit risk	Market risk	Operational risk	Total
	£m	£m	£m	£m	£m

Risk-weighted assets at 31 December 20131	212,042	11,220	11,082	26,594	260,938
Management of the balance sheet	(107)	(534)	−	−	(641)
Disposals	(4,598)	(106)	−	−	(4,704)
External economic factors	(6,381)	(54)	(867)	−	(7,302)
Model and methodology changes	421	461	(3,219)	−	(2,337)
Regulatory policy changes	−	−	−	−	−
Other	139	−	−	−	139
Risk-weighted assets	201,516	10,987	6,996	26,594	246,093
Threshold risk-weighted assets					11,277
Total risk-weighted assets					257,370
Movement to fully loaded risk-weighted assets					(618)
Fully loaded CRD IV risk-weighted assets at 30 June 2014					256,752

1	31 December 2013 comparatives reflect PRA transitional rules as at 1 January 2014.

LLOYDS BANKING GROUP PLC

CAPITAL MANAGEMENT (continued)

The risk-weighted asset movements table provides an analysis of the movement in risk-weighted assets in the first six months of 2014 and an insight in to the key drivers of the movements in credit risk risk-weighted assets over the course of the year.  The analysis is compiled on a monthly basis through the identification and categorisation of risk-weighted asset movements and is subject to management judgement.

Management of the balance sheet includes risk-weighted asset movements arising from new lending and asset run-off.  During the first six months of 2014 risk-weighted assets decreased slightly with increases due to new lending being more than offset by reductions due to repayments.

Disposals include risk-weighted asset reductions arising from the sale of assets, portfolios and businesses.  Disposals reduced risk-weighted assets by £4.7 billion, the most significant being the exit from the joint venture banking operation with Sainsbury’s.

External economic factors captures movements driven by changes in the economic environment. The reduction in risk-weighted assets of £7.3 billion is mainly due to changes in risk profile, favourable HPI movements and reductions arising from re-rates and impairments in Commercial Banking and Run-off.

Model and methodology changes include the movement in risk-weighted assets arising from new model implementation, model enhancement and changes in credit risk approach applied to certain portfolios.  Model and methodology changes reduced risk-weighted assets by £2.3 billion, primarily due to the previously noted Market Risk reduction.  Partially offsetting risk-weighted asset increases arise from model updates in the mortgage models and refinement of risk models for unsecured products in Retail and Consumer Finance.

Within the IRB categories above, risk-weighted asset movements can arise as a result of counterparty default.  In such scenarios potential losses crystallise and become impairment provisions or adjustments to capital resources, through expected losses, rather than being risk-weighted.

Leverage ratio
The Basel III reforms include the introduction of a leverage ratio framework designed to reinforce risk based capital requirements with a simple, transparent, non-risk based ‘backstop’ measure. The leverage ratio is defined as tier 1 capital divided by a defined measure of on- and off-balance sheet exposures. The Basel Committee will assess the appropriateness of the proposed 3 per cent minimum requirement for the leverage ratio over the course of the next few years and have indicated that final calibrations, and any further adjustments to the definition of the leverage ratio, will be completed by 2017, with a view to migrating to a Pillar 1 (minimum capital requirement) treatment from 1 January 2018.

The Basel Committee issued a revised Basel III leverage ratio framework in January 2014. In comparison to current CRD IV rules, the revised Basel III leverage ratio framework includes a number of amendments to the calculation of the measures for on- and off-balance sheet exposures, in particular the methodologies applied in determining the exposure measures for derivatives, securities financing transactions (SFTs) and off-balance sheet items. In addition the scope of consolidation has been fully aligned to that applied to the risk-based capital framework, thereby requiring all exposures of the Group’s Insurance businesses to be excluded from the total exposure measure.

The European Commission is currently finalising a delegated act to amend existing CRD IV rules on the calculation of the leverage ratio to align with its interpretation of the revised Basel III leverage ratio framework.

In the UK the Financial Policy Committee has initiated a review of the leverage ratio within the capital framework and is currently consulting with the industry on its proposals.

The PRA has asked the Group to publish a leverage ratio on a fully loaded basis, applying the CRD IV definition of Tier 1 capital and calculating the exposure measure in accordance with the revised Basel III leverage ratio framework, as interpreted through guidance released in March 2014. In addition to the calculation basis specified by the PRA, the Group’s leverage ratio at 30 June 2014 is disclosed in the table below on a fully loaded CRD IV rules basis.

LLOYDS BANKING GROUP PLC

CAPITAL MANAGEMENT (continued)

At 30 June 2014
Fully loaded
£m
Basel III rules for leverage ratio
Total tier 1 capital for leverage ratio1
Common equity tier 1 capital	28,425
Tier 1 subordinated debt	5,329
Total tier 1 capital	33,754

Exposure measure2
Total statutory balance sheet assets	843,940
Deconsolidation of assets related to Insurance entities	(145,106)
Investment in Insurance entities	4,666
Removal of accounting value for derivatives and securities financing transactions	(67,467)
Exposure measure for derivatives	24,135
Exposure measure for securities financing transactions	36,619
Off-balance sheet items	57,389
Other regulatory adjustments	(9,890)
Total exposure	744,286

Leverage ratio	4.5%

Leverage ratio at 31 December 2013 (adjusted)	3.8%

CRD IV rules for leverage ratio
Leverage ratio	4.2%

Leverage ratio at 31 December 2013 (adjusted)	3.4%

1	Tier 1 capital is calculated in accordance with CRD IV rules.
2
As required by the PRA, the exposure measure has been estimated in accordance with the revised Basel III leverage ratio framework issued in January 2014, as interpreted through the March 2014 Basel III Quantitative Impact Study instructions and related guidance.

Under the revised Basel III leverage ratio framework, the assets of the Group’s Insurance businesses are removed and only the proportion of the investment in the Group’s Insurance businesses not deducted from tier 1 capital is included in the exposure measure.

Leverage ratio exposure measures for derivatives and securities financing transactions are calculated in accordance with the methodologies prescribed by the revised Basel III leverage ratio framework.

Off-balance sheet items primarily consist of undrawn credit facilities, including facilities that may be cancelled unconditionally at any time without notice. The leverage ratio exposure value for off-balance sheet items is determined by applying set credit conversion factors to the nominal values of the items, based on the classification of the item.  In accordance with the requirements of the revised Basel III leverage ratio framework the credit conversion factors applied to off-balance sheet items follow those prescribed by Standardised credit risk rules, subject to a floor of 10 per cent.

Other regulatory adjustments consist of other balance sheet assets that are required under CRD IV rules to be deducted from tier 1 capital. The removal of these assets from the exposure measure ensures consistency is maintained between the capital and exposure components of the ratio.

LLOYDS BANKING GROUP PLC

CAPITAL MANAGEMENT (continued)

G-SIB requirements
Although the Group is not currently classified as a Global Systemically Important Bank (G-SIB), by virtue of the leverage exposure exceeding €200 billion, the Group is required to report G-SIB metrics to the Prudential Regulation Authority. The results of the 2013 Basel G-SIBs annual exercise are expected to be made available later this year and the Group’s metrics used within the annual exercise are disclosed on the Group’s website.

LLOYDS BANKING GROUP PLC

STATUTORY INFORMATION

		Page
Condensed consolidated half-year financial statements (unaudited)
Consolidated income statement		56
Consolidated statement of comprehensive income		57
Consolidated balance sheet		58
Consolidated statement of changes in equity		60
Consolidated cash flow statement		63

Notes
1	Accounting policies, presentation and estimates	64
2	Segmental analysis	65
3	Other income	71
4	Operating expenses	72
5	Impairment	73
6	Taxation	73
7	Earnings (loss) per share	74
8	Trading and other financial assets at fair value through profit or loss	74
9	Derivative financial instruments	75
10	Loans and advances to customers	76
11	Allowance for impairment losses on loans and receivables	76
12	Securitisations and covered bonds	77
13	Available-for-sale financial assets	78
14	Other assets	78
15	Customer deposits	78
16	Debt securities in issue	79
17	Other liabilities	79
18	Post-retirement defined benefit schemes	80
19	Subordinated liabilities	81
20	Share capital	81
21	Other equity instruments	82
22	Reserves	83
23	Provisions for liabilities and charges	84
24	Contingent liabilities and commitments	87
25	Fair values of financial assets and liabilities	91
26	Related party transactions	100
27	Disposal of a non-controlling interest in TSB Banking Group plc	101
28	Future accounting developments	102
29	Condensed consolidating financial information	103

LLOYDS BANKING GROUP PLC

CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED INCOME STATEMENT

		Half-year to 30 June 2014	Half-year to 30 June 2013	Half-year to 31 Dec 2013
	Note	£ million	£ million	£ million

Interest and similar income		9,728	10,751	10,412
Interest and similar expense		(4,466)	(7,481)	(6,344)
Net interest income		5,262	3,270	4,068
Fee and commission income		1,836	2,194	1,925
Fee and commission expense		(609)	(730)	(655)
Net fee and commission income		1,227	1,464	1,270
Net trading income		4,588	11,015	5,452
Insurance premium income		3,492	3,851	4,346
Other operating income		(535)	2,472	777
Other income	3	8,772	18,802	11,845
Total income		14,034	22,072	15,913
Insurance claims		(6,338)	(11,687)	(7,820)
Total income, net of insurance claims		7,696	10,385	8,093
Regulatory provisions		(1,100)	(575)	(2,880)
Other operating expenses		(5,092)	(5,993)	(5,874)
Total operating expenses	4	(6,192)	(6,568)	(8,754)
Trading surplus (deficit)		1,504	3,817	(661)
Impairment	5	(641)	(1,683)	(1,058)
Profit (loss) before tax		863	2,134	(1,719)
Taxation	6	(164)	(556)	(661)
Profit (loss) for the period		699	1,578	(2,380)

Profit (loss) attributable to ordinary shareholders		574	1,560	(2,398)
Profit attributable to other equity holders1		91	−	−
Profit (loss) attributable to equity holders		665	1,560	(2,398)
Profit attributable to non-controlling interests		34	18	18
Profit (loss) for the period		699	1,578	(2,380)

Basic earnings (loss) per share	7	0.8p	2.2p	(3.4)p
Diluted earnings (loss) per share	7	0.8p	2.2p	(3.4)p

1	The profit after tax attributable to other equity holders of £91 million (2013: £nil) is offset by a tax credit recorded in reserves of £20 million.

LLOYDS BANKING GROUP PLC

CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Half-year to 30 June 2014	Half-year to 30 June 2013	Half-year to 31 Dec 2013
	£ million	£ million	£ million

Profit (loss) for the period	699	1,578	(2,380)
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements (note 18):
Remeasurements before taxation	(599)	981	(1,117)
Taxation	120	(226)	254
	(479)	755	(863)
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of available-for-sale financial assets:
Change in fair value	557	(584)	(96)
Income statement transfers in respect of disposals	(85)	(711)	82
Income statement transfers in respect of impairment	2	2	16
Taxation	(51)	335	(58)
	423	(958)	(56)
Movements in cash flow hedging reserve:
Effective portion of changes in fair value	1,008	120	(1,349)
Net income statement transfers	(572)	(417)	(133)
Taxation	(86)	71	303
	350	(226)	(1,179)
Currency translation differences (tax: nil)	(1)	25	(31)
Other comprehensive income for the period, net of tax	293	(404)	(2,129)
Total comprehensive income for the period	992	1,174	(4,509)

Total comprehensive income attributable to ordinary shareholders	867	1,156	(4,527)
Total comprehensive income attributable to other equity holders	91	−	−
Total comprehensive income attributable to equity holders	958	1,156	(4,527)
Total comprehensive income attributable to non-controlling interests	34	18	18
Total comprehensive income for the period	992	1,174	(4,509)

LLOYDS BANKING GROUP PLC

CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED BALANCE SHEET

		At 30 June 2014	At 31 Dec 2013
Assets	Note	£ million	£ million

Cash and balances at central banks		50,845	49,915
Items in course of collection from banks		1,664	1,007
Trading and other financial assets at fair value through profit or loss	8	147,187	142,683
Derivative financial instruments	9	27,241	33,125
Loans and receivables:
Loans and advances to banks		21,589	25,365
Loans and advances to customers	10	491,345	495,281
Debt securities		1,266	1,355
		514,200	522,001
Available-for-sale financial assets	13	50,348	43,976
Investment properties		4,823	4,864
Goodwill		2,016	2,016
Value of in-force business		5,311	5,335
Other intangible assets		2,192	2,279
Tangible fixed assets		7,828	7,570
Current tax recoverable		33	31
Deferred tax assets		4,981	5,104
Retirement benefit assets	18	342	98
Other assets	14	24,929	27,026
Total assets		843,940	847,030

LLOYDS BANKING GROUP PLC

CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED BALANCE SHEET (continued)

		At 30 June 2014	At 31 Dec 2013
Equity and liabilities	Note	£ million	£ million

Liabilities
Deposits from banks		11,851	13,982
Customer deposits	15	445,091	441,311
Items in course of transmission to banks		1,468	774
Trading and other financial liabilities at fair value through profit or loss		63,046	43,625
Derivative financial instruments	9	25,285	30,464
Notes in circulation		1,096	1,176
Debt securities in issue	16	77,729	87,102
Liabilities arising from insurance contracts and participating investment contracts		84,290	82,777
Liabilities arising from non-participating investment contracts		27,322	27,590
Unallocated surplus within insurance businesses		346	391
Other liabilities	17	29,669	40,607
Retirement benefit obligations	18	1,001	1,096
Current tax liabilities		177	147
Deferred tax liabilities		56	3
Other provisions		3,960	4,337
Subordinated liabilities	19	25,675	32,312
Total liabilities		798,062	807,694

Equity
Share capital	20	7,146	7,145
Share premium account	22	17,281	17,279
Other reserves	22	11,249	10,477
Retained profits	22	3,925	4,088
Shareholders’ equity		39,601	38,989
Other equity instruments	21	5,329	−
Total equity excluding non-controlling interests		44,930	38,989
Non-controlling interests		948	347
Total equity		45,878	39,336
Total equity and liabilities		843,940	847,030

LLOYDS BANKING GROUP PLC

CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital and premium	Other equity instruments	Other reserves	Retained profits	Total	Non- controlling interests	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million

Balance at 1 January 2014	24,424	−	10,477	4,088	38,989	347	39,336

Comprehensive income
Profit for the period	–	–	−	665	665	34	699
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	–	(479)	(479)	–	(479)
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	–	–	423	–	423	–	423
Movements in cash flow hedging reserve, net of tax	–	–	350	–	350	–	350
Currency translation differences (tax: nil)	–	–	(1)	–	(1)	–	(1)
Total other comprehensive income	–	–	772	(479)	293	–	293
Total comprehensive income	–	–	772	186	958	34	992
Transactions with owners
Dividends	–	–	−	−	−	(8)	(8)
Distributions on other equity instruments, net of tax	–	–	–	(71)	(71)	–	(71)
Issue of ordinary shares	3	–	–	–	3	–	3
Issue of Additional Tier 1 securities (note 21)	–	5,329	–	–	5,329	–	5,329
Movement in treasury shares	–	–	–	(263)	(263)	–	(263)
Value of employee services:
Share option schemes	–	–	–	21	21	–	21
Other employee award schemes	–	–	–	99	99	–	99
Adjustment on sale of non-controlling interest in TSB (note 27)	–	–	−	(135)	(135)	565	430
Other changes in non-controlling interests	–	–	–	–	–	10	10
Total transactions with owners	3	5,329	–	(349)	4,983	567	5,550
Balance at 30 June 2014	24,427	5,329	11,249	3,925	44,930	948	45,878

LLOYDS BANKING GROUP PLC

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

	Share capital and premium	Other reserves	Retained profits	Total	Non- controlling interests	Total
	£ million	£ million	£ million	£ million	£ million	£ million

Balance at 1 January 2013	23,914	12,902	5,080	41,896	685	42,581

Comprehensive income
Profit for the period	–	–	1,560	1,560	18	1,578
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	755	755	–	755
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	–	(958)	–	(958)	−	(958)
Movements in cash flow hedging reserve, net of tax	–	(226)	–	(226)	–	(226)
Currency translation differences (tax: nil)	–	25	–	25	–	25
Total other comprehensive income	–	(1,159)	755	(404)	−	(404)
Total comprehensive income	–	(1,159)	2,315	1,156	18	1,174
Transactions with owners
Dividends	–	–	–	–	(25)	(25)
Issue of ordinary shares	493	–	–	493	–	493
Movement in treasury shares	–	–	(361)	(361)	–	(361)
Value of employee services:
Share option schemes	–	–	34	34	–	34
Other employee award schemes	–	–	146	146	–	146
Change in non-controlling interests	–	–	–	–	(355)	(355)
Total transactions with owners	493	–	(181)	312	(380)	(68)
Balance at 30 June 2013	24,407	11,743	7,214	43,364	323	43,687

LLOYDS BANKING GROUP PLC

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

	Share capital and premium	Other reserves	Retained profits	Total	Non- controlling interests	Total
	£ million	£ million	£ million	£ million	£ million	£ million

Balance at 1 July 2013	24,407	11,743	7,214	43,364	323	43,687

Comprehensive income
(Loss) profit for the period	–	–	(2,398)	(2,398)	18	(2,380)
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(863)	(863)	–	(863)
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	–	(56)	–	(56)	−	(56)
Movements in cash flow hedging reserve, net of tax	–	(1,179)	–	(1,179)	–	(1,179)
Currency translation differences (tax: nil)	–	(31)	–	(31)	–	(31)
Total other comprehensive income	–	(1,266)	(863)	(2,129)	−	(2,129)
Total comprehensive income	–	(1,266)	(3,261)	(4,527)	18	(4,509)
Transactions with owners
Issue of ordinary shares	17	–	–	17	–	17
Movement in treasury shares	–	–	(119)	(119)	–	(119)
Value of employee services:
Share option schemes	–	–	108	108	–	108
Other employee award schemes	–	–	146	146	–	146
Change in non-controlling interests	–	–	–	–	6	6
Total transactions with owners	17	–	135	152	6	158
Balance at 31 December 2013	24,424	10,477	4,088	38,989	347	39,336

LLOYDS BANKING GROUP PLC

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED CASH FLOW STATEMENT

	Half-year to 30 June 2014	Half-year to 30 June 2013	Half-year to 31 Dec 2013
	£ million	£ million	£ million

Profit (loss) before tax	863	2,134	(1,719)
Adjustments for:
Change in operating assets	1,723	6,234	10,883
Change in operating liabilities	3,381	(19,518)	(24,752)
Non-cash and other items	1,651	(6,145)	17,376
Tax received (paid)	2	(26)	2
Net cash provided by (used in) operating activities	7,620	(17,321)	1,790

Cash flows from investing activities
Purchase of financial assets	(7,363)	(25,776)	(11,183)
Proceeds from sale and maturity of financial assets	1,685	19,647	1,905
Purchase of fixed assets	(1,651)	(1,852)	(1,130)
Proceeds from sale of fixed assets	725	1,444	646
Acquisition of businesses, net of cash acquired	(1)	(2)	(4)
Disposal of businesses, net of cash disposed	536	(586)	1,282
Net cash used in investing activities	(6,069)	(7,125)	(8,484)

Cash flows from financing activities
Distributions on other equity instruments	(91)	−	−
Dividends paid to non-controlling interests	(8)	(25)	−
Interest paid on subordinated liabilities	(1,416)	(1,268)	(1,183)
Proceeds from issue of subordinated liabilities	−	1,500	−
Proceeds from issue of ordinary shares	3	350	−
Repayment of subordinated liabilities	(1,240)	(1,821)	(621)
Change in non-controlling interests	10	2	(2)
Sale of non-controlling interest in TSB	430	−	−
Net cash used in financing activities	(2,312)	(1,262)	(1,806)
Effects of exchange rate changes on cash and cash equivalents	4	(12)	(41)
Change in cash and cash equivalents	(757)	(25,720)	(8,541)
Cash and cash equivalents at beginning of period	66,797	101,058	75,338
Cash and cash equivalents at end of period	66,040	75,338	66,797

Cash and cash equivalents comprise cash and balances at central banks (excluding mandatory deposits) and amounts due from banks with a maturity of less than three months.

LLOYDS BANKING GROUP PLC

1.	Accounting policies, presentation and estimates

These condensed consolidated half-year financial statements as at and for the period to 30 June 2014 have been prepared in accordance with the Disclosure Rules and Transparency Rules of the Financial Conduct Authority (FCA) and with International Accounting Standard 34 (IAS 34), Interim Financial Reporting as issued by the International Accounting Standards Board and comprise the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group).  They do not include all of the information required for full annual financial statements and should be read in conjunction with the Group’s consolidated financial statements as at and for the year ended 31 December 2013 which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.  Copies of the 2013 Annual Report on Form 20-F are available on the Group’s website and are available upon request from Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN.

The British Bankers’ Association’s Code for Financial Reporting Disclosure (the Disclosure Code) sets out disclosure principles together with supporting guidance in respect of the financial statements of UK banks.  The Group has adopted the Disclosure Code and these condensed consolidated half-year financial statements have been prepared in compliance with the Disclosure Code’s principles.  Terminology used in these condensed consolidated half-year financial statements is consistent with that used in the Group’s 2013 Annual Report on Form 20-F where a glossary of terms can be found.

The directors consider that it is appropriate to continue to adopt the going concern basis in preparing the condensed consolidated half-year financial statements.  In reaching this assessment, the directors have considered projections for the Group’s capital and funding position and have had regard to the factors set out in Principal risks and uncertainties: Funding and Liquidity on page 42.

The accounting policies are consistent with those applied by the Group in its 2013 Annual Report on Form 20-F except as described below.

On 1 January 2014 the Group adopted the following amendments to standards and interpretations:

Amendments to IAS 32 Financial Instruments: Presentation – Offsetting Financial Assets and Financial Liabilities
The amendments to IAS 32 clarify the requirements for offsetting financial instruments and address inconsistencies identified in applying the offsetting criteria used in the standard.

IFRIC 21 Levies
This interpretation clarifies that the obligating event that gives rise to a liability to pay a government levy is the activity that triggers the payment of the levy as set out in the relevant legislation and that operating in a future period, irrespective of the difficulties involved in exiting a market, does not create a constructive obligation to pay a levy.

These changes have not had a significant impact on the Group.

Future accounting developments
Details of those IFRS pronouncements which will be relevant to the Group but which will not be effective at 31 December 2014 and which have not been applied in preparing these condensed consolidated half-year financial statements are set out in note 29.

Critical accounting estimates and judgements
The preparation of the Group’s financial statements requires management to make judgements, estimates and assumptions that impact the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Due to the inherent uncertainty in making estimates, actual results reported in future periods may include amounts which differ from those estimates.  Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  There have been no significant changes in the basis upon which estimates have been determined, compared to that applied at 31 December 2013.

LLOYDS BANKING GROUP PLC

2.	Segmental analysis

Lloyds Banking Group provides a wide range of banking and financial services in the UK and in certain locations overseas.

The Group Executive Committee (GEC) has been determined to be the chief operating decision maker for the Group.  The Group’s operating segments reflect its organisational and management structures.  GEC reviews the Group’s internal reporting based around these segments in order to assess performance and allocate resources.  This assessment includes a consideration of each segment’s net interest revenue and consequently the total interest income and expense for all reportable segments is presented on a net basis.  The segments are differentiated by the type of products provided, by whether the customers are individuals or corporate entities and by the geographical location of the customer.

The segmental results and comparatives are presented on an underlying basis, the basis reviewed by the chief operating decision maker.  The effects of asset sales, volatile items, liability management and the unwind of acquisition-related fair value adjustments are excluded in arriving at underlying profit.

Following a reorganisation, the Group’s activities are now organised into six financial reporting segments: Retail; Commercial Banking; Consumer Finance; Insurance; TSB; and Run-off and Central items.  The most significant changes to the segmental structure are:

•	The Wealth business has been integrated into the Retail division;
•
The Consumer Finance division now includes credit cards, asset finance and the European online deposits businesses; the Retail and Commercial Banking credit cards businesses have transferred into Consumer Finance;

•	TSB now operates as a standalone listed entity following the IPO;
•	Run-off manages the remaining portfolio of assets which are outside of the Group’s risk appetite.

Comparative figures have been restated for all of these changes. The Group’s underlying profit and statutory results are unchanged as a result of these restatements.

Retail offers a broad range of financial service products, including current accounts, savings, personal loans and mortgages, in the UK to retail customers, and now incorporates wealth and small business customers.  It is also a distributor of insurance, protection and credit cards, and through Wealth, a range of long-term savings and investment products. Retail has continued to make progress in delivering its customer-led, multi-brand and multi-channel strategy to be the best bank for customers in the UK with a primary focus on meeting the needs of customers through investment in service, products and distribution.

Commercial Banking is client led, focusing on SME, Mid Markets, Global Corporates and Financial Institution clients providing products across Lending, Global Transaction Banking, Financial Markets and Debt Capital Markets; in addition to private equity financing through Lloyds Development Capital.

The Consumer Finance division comprises the Group’s consumer and corporate Credit Card businesses, along with the Black Horse motor financing and Lex Autolease car leasing businesses in Asset Finance.  The Group’s European deposits and Dutch retail mortgage businesses are managed within Asset Finance.

Insurance is a core part of Lloyds Banking Group and is focused on four key markets: Corporate Pensions, Protection, Retirement and Home Insurance, to enable customers to protect themselves today and prepare for a secure financial future.

TSB is a separately listed multi-channel retail banking business with branches in England, Wales and Scotland; it has a digital distribution platform and four telephony contact centres.  It serves retail and small business customers; providing a full range of retail banking products.

LLOYDS BANKING GROUP PLC

2.	Segmental analysis (continued)

Run-off includes certain assets previously classified as outside of the Group’s risk appetite and the results and gains on sale relating to businesses disposed in 2013 and 2014. Central items include income and expenditure not recharged to divisions, including the costs of certain central and head office functions. Central items also includes the costs of managing the Group’s technology platforms, branch and head office property estate, operations (including payments, banking operations and collections) and sourcing, the costs of which are predominantly recharged to the other divisions. It also reflects other items not recharged to the divisions.

Inter-segment services are generally recharged at cost, with the exception of the internal commission arrangements between the UK branch and other distribution networks and the insurance product manufacturing businesses within the Group, where a profit margin is also charged. Inter-segment lending and deposits are generally entered into at market rates, except that non-interest bearing balances are priced at a rate that reflects the external yield that could be earned on such funds.

For the majority of those derivative contracts entered into by business units for risk management purposes, the business unit recognises the net interest income or expense on an accrual accounting basis and transfers the remainder of the movement in the fair value of the derivative to the central group segment where the resulting accounting volatility is managed where possible through the establishment of hedge accounting relationships. Any change in fair value of the hedged instrument attributable to the hedged risk is also recorded within the central group segment. This allocation of the fair value of the derivative and change in fair value of the hedged instrument attributable to the hedged risk avoids accounting asymmetry in segmental results and leads to accounting volatility in the central group segment where it is managed.

LLOYDS BANKING GROUP PLC

2.	Segmental analysis (continued)

Half-year to 30 June 2014	Net interest income	Other income, net of insurance claims	Total income, net of insurance claims	Profit (loss) before tax	External revenue	Inter- segment revenue
	£m	£m	£m	£m	£m	£m

Underlying basis
Retail	3,493	700	4,193	1,710	4,497	(304)
Commercial Banking	1,234	984	2,218	1,156	1,785	433
Consumer Finance	645	675	1,320	534	1,377	(57)
Insurance	(64)	854	790	461	859	(69)
TSB	400	72	472	226	451	21
Run-off and Central items	96	163	259	(268)	283	(24)
Group	5,804	3,448	9,252	3,819	9,252	–
Reconciling items:
Insurance grossing adjustment	(239)	314	75	–
Asset sales, volatile items and liability management1	10	(1,135)	(1,125)	(1,130)
Volatility relating to the insurance business	–	(122)	(122)	(122)
Simplification costs	–	–	–	(519)
TSB costs	–	–	–	(309)
Payment protection insurance provision	–	–	–	(600)
Other regulatory provisions	–	–	–	(500)
Past service credit2	–	–	–	710
Amortisation of purchased intangibles	–	–	–	(171)
Fair value unwind	(313)	(71)	(384)	(315)
Group – statutory	5,262	2,434	7,696	863

1
Includes (i) gains or losses on disposals of assets which are not part of normal business operations; (ii) the net effect of banking volatility, changes in the fair value of the equity conversion feature of the Group’s Enhanced Capital Notes and net derivative valuation adjustments; and (iii) the results of liability management exercises.

2
This represents the curtailment credit of £843 million following the Group’s decision to reduce the cap on pensionable pay (see note 4) partly offset by the cost of other changes to the pay, benefits and reward offered to employees.

LLOYDS BANKING GROUP PLC

2.	Segmental analysis (continued)

Half-year to 30 June 2013	Net interest income	Other income, net of insurance claims	Total income, net of insurance claims	Profit (loss) before tax	External revenue	Inter- segment revenue
	£m	£m	£m	£m	£m	£m

Underlying basis
Retail	3,036	733	3,769	1,300	4,107	(338)
Commercial Banking	1,009	1,154	2,163	854	1,507	656
Consumer Finance	670	681	1,351	509	1,381	(30)
Insurance	(49)	945	896	559	1,187	(291)
TSB	305	88	393	60	431	(38)
Run-off and Central items	235	657	892	(380)	851	41
Group	5,206	4,258	9,464	2,902	9,464	–
Reconciling items:
Insurance grossing adjustment	(1,700)	1,821	121	–
Asset sales, volatile items and liability management1	12	558	570	376
Volatility relating to the insurance business	7	478	485	485
Simplification costs	–	–	–	(409)
TSB costs	–	–	–	(377)
Past service pensions cost	–	–	–	(104)
Payment protection insurance provision	–	–	–	(500)
Other regulatory provisions	–	–	–	(75)
Amortisation of purchased intangibles	–	–	–	(200)
Fair value unwind	(255)	–	(255)	36
Group – statutory	3,270	7,115	10,385	2,134

1
Includes (i) gains or losses on disposals of assets, including centrally held government bonds, which are not part of normal business operations; (ii) the net effect of banking volatility, changes in the fair value of the equity conversion feature of the Group’s Enhanced Capital Notes and net derivative valuation adjustments; and (iii) the results of liability management exercises.

LLOYDS BANKING GROUP PLC

2.	Segmental analysis (continued)

Half-year to 31 December 2013	Net interest income	Other income, net of insurance claims	Total income, net of insurance claims	Profit (loss) before tax	External revenue	Inter- segment revenue
	£m	£m	£m	£m	£m	£m

Underlying basis
Retail	3,464	702	4,166	1,715	4,419	(253)
Commercial Banking	1,104	1,105	2,209	1,036	1,452	757
Consumer Finance	663	678	1,341	456	1,391	(50)
Insurance	(58)	919	861	529	1,252	(391)
TSB	310	75	385	46	432	(47)
Run-off and Central items	196	183	379	(518)	395	(16)
Group	5,679	3,662	9,341	3,264	9,341	–
Reconciling items:
Insurance grossing adjustment	(1,230)	1,253	23	–
Asset sales, volatile items and liability management1	2	(1,018)	(1,016)	(1,096)
Volatility relating to the insurance business	(7)	190	183	183
Simplification costs	–	–	–	(421)
TSB costs	–	–	–	(310)
Payment protection insurance provision	–	–	–	(2,550)
Other regulatory provisions	–	–	−	(330)
Amortisation of purchased intangibles	–	–	–	(195)
Fair value unwind	(376)	(62)	(438)	(264)
Group – statutory	4,068	4,025	8,093	(1,719)

1
Includes (i) gains or losses on disposals of assets, including centrally held government bonds, which are not part of normal business operations; (ii) the net effect of banking volatility, changes in the fair value of the equity conversion feature of the Group’s Enhanced Capital Notes and net derivative valuation adjustments; and (iii) the results of liability management exercises.

LLOYDS BANKING GROUP PLC

2.	Segmental analysis (continued)

Segment external assets	At 30 June 2014	At 31 Dec 2013
	£m	£m

Retail	317,593	317,146
Commercial Banking	238,099	232,421
Consumer Finance	24,360	25,025
Insurance	145,106	155,378
TSB	26,284	24,084
Run-off and Central items	92,498	92,976
Total Group	843,940	847,030

Segment customer deposits
Retail	284,273	283,189
Commercial Banking	117,168	113,498
Consumer Finance	17,423	18,733
TSB	23,700	23,100
Run-off and Central items	2,527	2,791
Total Group	445,091	441,311

Segment external liabilities
Retail	297,999	300,412
Commercial Banking	225,145	211,379
Consumer Finance	21,096	21,868
Insurance	138,947	149,445
TSB	24,221	23,289
Run-off and Central items	90,654	101,301
Total Group	798,062	807,694

LLOYDS BANKING GROUP PLC

3.	Other income

	Half-year to 30 June 2014	Half-year to 30 June 2013	Half-year to 31 Dec 2013
	£m	£m	£m

Fee and commission income:
Current account fees	466	485	488
Credit and debit card fees	510	475	509
Other fees and commissions	860	1,234	928
	1,836	2,194	1,925
Fee and commission expense	(609)	(730)	(655)
Net fee and commission income	1,227	1,464	1,270
Net trading income	4,588	11,015	5,452
Insurance premium income	3,492	3,851	4,346
Gains (losses) on sale of available-for-sale financial assets	85	711	(82)
Liability management1,2	(1,376)	(97)	(45)
Other3,4	756	1,858	904
Other operating income	(535)	2,472	777
Total other income	8,772	18,802	11,845

1
In April 2014, the Group completed concurrent Sterling, Euro and Dollar exchange offers with holders of certain series of its Enhanced Capital Notes (ECNs) to exchange the ECNs for new Additional Tier 1 (AT1) securities. In addition the Group completed a tender offer to eligible retail holders outside the United States to sell their Sterling-denominated ECNs for cash.  The exchange offers completed with the equivalent of £5.0 billion of ECNs being exchanged for the equivalent of £5.35 billion of AT1 securities, before issue costs.  The retail tender offer completed with approximately £58.5 million of ECNs being repurchased for cash.  A loss of £1,362 million has been recognised in relation to these exchange and tender transactions in the half-year to 30 June 2014.

2
Losses of £14 million arose in the half-year to 30 June 2014 (half-year to 30 June 2013: £97 million; half-year to 31 December 2013: £45 million) on other transactions undertaken as part of the Group’s management of its wholesale funding and capital.

3	On 31 March 2014 the Group completed the sale of Scottish Widows Investment Partnership, realising a gain of £128 million.
4
During 2013 the Group completed a number of disposals of assets and businesses, including:
-      On 15 March 2013 the Group completed the sale of 102 million shares in St. James’s Place plc, reducing the Group’s holding in that company to approximately 37 per cent. The Group realised a gain of £394 million on the sale of those shares and the fair valuation of the Group’s residual stake.  On 29 May 2013 the Group completed the sale of a further 77 million shares, generating a profit of £39 million and on 13 December 2013 completed the sale of the remainder of its holding, generating a profit of £107 million.
-      On 31 May 2013, the Group sold a portfolio of US RMBS (residential mortgage-backed securities) for a cash consideration of £3.3 billion, realising a profit of £538 million.
-      On 30 June 2013 the Group disposed of its Spanish retail banking operations, including Lloyds Bank International S.A.U and Lloyds Investment España SGIIC S.A.U, to Banco Sabadell, S.A. realising a loss of £256 million.
-      On 31 December 2013, the Group completed the sale of its Australian operations (which principally comprise Capital Finance Australia Limited, a provider of motor and equipment asset finance, and BOS International (Australia) Limited, a corporate lending business) generating a profit on sale of £49 million.
-      On 21 August 2013 the Group announced the sale of its German life insurance business, Heidelberger Lebensversicherung AG, which completed in the first quarter of 2014; an impairment of £382 million was recognised in the half-year to  31 December 2013.

LLOYDS BANKING GROUP PLC

4.	Operating expenses

	Half-year to 30 June 2014	Half-year to 30 June 2013	Half-year to 31 Dec 2013
	£m	£m	£m

Administrative expenses
Staff costs:
Salaries	1,873	1,927	1,877
Social security costs	201	202	183
Pensions and other post-retirement benefit schemes:
Past service (credits) charges1	(822)	104	−
Other	292	329	325
	(530)	433	325
Restructuring costs	108	82	29
Other staff costs	405	364	419
	2,057	3,008	2,833
Premises and equipment:
Rent and rates	218	229	238
Hire of equipment	7	7	8
Repairs and maintenance	99	92	86
Other	120	162	148
	444	490	480
Other expenses:
Communications and data processing	595	581	588
Advertising and promotion	162	140	173
Professional fees	243	215	210
Other	641	590	619
	1,641	1,526	1,590
	4,142	5,024	4,903
Depreciation and amortisation	950	969	971
Total operating expenses, excluding regulatory provisions	5,092	5,993	5,874
Regulatory provisions:
Payment protection insurance provision (note 23)	600	500	2,550
Other regulatory provisions (note 23)	500	75	330
	1,100	575	2,880
Total operating expenses	6,192	6,568	8,754

1
On 11 March 2014 the Group announced a change to its defined benefit pension schemes, revising the existing cap on the increases in pensionable pay used in calculating the pension benefit, from 2 per cent to nil with effect from 2 April 2014.  The effect of this change was to reduce the Group's retirement benefit obligations recognised on the balance sheet by £843 million with a corresponding curtailment gain recognised in the income statement. This has been partly offset by a charge of £21 million following changes to pension arrangements for staff within the TSB business.

In 2013, the Group agreed certain changes to early retirement and commutation factors in two of its principal defined benefit pension schemes, resulting in a curtailment cost of £104 million recognised in the Group’s income statement in the half-year to 30 June 2013.

LLOYDS BANKING GROUP PLC

5.	Impairment

	Half-year to 30 June 2014	Half-year to 30 June 2013	Half-year to 31 Dec 2013
	£m	£m	£m

Impairment losses on loans and receivables:
Loans and advances to customers	639	1,680	1,045
Debt securities classified as loans and receivables	−	1	−
Impairment losses on loans and receivables (note 11)	639	1,681	1,045
Impairment of available-for-sale financial assets	2	2	13
Total impairment charged to the income statement	641	1,683	1,058

6.	Taxation

A reconciliation of the tax (charge) credit that would result from applying the standard UK corporation tax rate to the profit (loss) before tax, to the actual tax charge, is given below:

	Half-year to 30 June 2014	Half-year to 30 June 2013	Half-year to 31 Dec 2013
	£m	£m	£m

Profit (loss) before tax	863	2,134	(1,719)

Tax (charge) credit thereon at UK corporation tax rate of 21.5 per cent (2013: 23.25 per cent)	(186)	(496)	400
Factors affecting tax (charge) credit:
UK corporation tax rate change	−	−	(594)
Disallowed items	(113)	(81)	(86)
Non-taxable items	58	72	60
Overseas tax rate differences	(17)	19	(135)
Gains exempted or covered by capital losses	147	82	(25)
Policyholder tax	(23)	(216)	(35)
Deferred tax on losses no longer recognised following sale of Australian operations	−	−	(348)
Tax losses where no deferred tax recognised	−	−	−
Deferred tax on Australian tax losses not previously recognised	−	43	17
Adjustments in respect of previous years	(19)	20	77
Effect of results of joint ventures and associates	(3)	2	7
Other items	(8)	(1)	1
Tax charge	(164)	(556)	(661)

In accordance with IAS 34, the Group’s income tax expense for the half-year to 30 June 2014 is based on the best estimate of the weighted-average annual income tax rate expected for the full financial year. The tax effects of one-off items are not included in the weighted-average annual income tax rate, but are recognised in the relevant period.

LLOYDS BANKING GROUP PLC

7.	Earnings (loss) per share

	Half-year to 30 June 2014	Half-year to 30 June 2013	Half-year to 31 Dec 2013

Basic
Profit (loss) attributable to ordinary shareholders	£574m	£1,560m	£(2,398)m
Tax credit on distributions to other equity holders	£20m	−	−
	£594m	£1,560m	£(2,398)m

Weighted average number of ordinary shares in issue	71,350m	70,672m	71,341m
Earnings (loss) per share	0.8p	2.2p	(3.4)p

Fully diluted
Profit (loss) attributable to ordinary shareholders	£574m	£1,560m	£(2,398)m
Tax credit on distributions to other equity holders	£20m	−	−
	£594m	£1,560m	£(2,398)m

Weighted average number of ordinary shares in issue	72,399m	71,514m	71,341m
Earnings (loss) per share	0.8p	2.2p	(3.4)p

8.	Trading and other financial assets at fair value through profit or loss

	At 30 June 2014	At 31 Dec 2013
	£m	£m

Trading assets	42,126	37,350

Other financial assets at fair value through profit or loss:
Treasury and other bills	53	54
Loans and advances to customers	20	27
Debt securities	39,227	38,853
Equity shares	65,761	66,399
	105,061	105,333
Total trading and other financial assets at fair value through profit or loss	147,187	142,683

Included in the above is £100,311 million (31 December 2013: £100,706 million) of assets relating to the insurance businesses.

LLOYDS BANKING GROUP PLC

9.	Derivative financial instruments

	30 June 2014		31 December 2013
	Fair value of assets	Fair value of liabilities	Fair value of assets	Fair value of liabilities
	£m	£m	£m	£m

Hedging
Derivatives designated as fair value hedges	4,740	1,015	5,100	1,497
Derivatives designated as cash flow hedges	1,664	3,684	1,687	3,021
	6,404	4,699	6,787	4,518
Trading and other
Exchange rate contracts	3,683	4,762	4,686	5,671
Interest rate contracts	15,130	14,421	18,479	18,607
Credit derivatives	181	272	208	190
Embedded equity conversion feature	471	−	1,212	–
Equity and other contracts	1,372	1,131	1,753	1,478
	20,837	20,586	26,338	25,946
Total recognised derivative assets/liabilities	27,241	25,285	33,125	30,464

The Group reduces exposure to credit risk by using master netting agreements and by obtaining cash collateral.  Of the derivative assets of £27,241 million at 30 June 2014 (31 December 2013: £33,125 million), £16,426 million (31 December 2013: £19,479 million) is available for offset under master netting arrangements.  These do not meet the criteria under IAS 32 to enable derivative assets to be presented net of these balances.  Of the remaining derivative assets of £10,815 million (31 December 2013: £13,646 million), cash collateral of £2,774 million (31 December 2013: £3,188 million) was held.

The embedded equity conversion feature of £471 million (31 December 2013: £1,212 million) reflects the value of the equity conversion feature contained in the Enhanced Capital Notes issued by the Group in 2009; a gain of £226 million arose from the change in fair value in the half-year to 30 June 2014 (half-year to 30 June 2013: loss of £142 million; half-year to 31 December 2013: loss of £67 million) and is included within net trading income.  In addition, £967 million of the embedded derivative, being that portion of the embedded equity conversion feature related to ECNs derecognised pursuant to the Group’s exchange and retail tender transactions completed in April 2014 (see note 3), has been derecognised on completion of those transactions.

LLOYDS BANKING GROUP PLC

10.	Loans and advances to customers

	At 30 June 2014	At 31 Dec 2013
	£m	£m

Agriculture, forestry and fishing	6,303	6,051
Energy and water supply	3,982	4,414
Manufacturing	6,880	7,650
Construction	7,350	7,024
Transport, distribution and hotels	20,524	22,294
Postal and communications	1,915	2,364
Property companies	40,399	44,277
Financial, business and other services	47,032	44,807
Personal:
Mortgages	335,032	335,611
Other	22,456	23,230
Lease financing	3,814	4,435
Hire purchase	6,074	5,090
	501,761	507,247
Allowance for impairment losses on loans and advances (note 11)	(10,416)	(11,966)
Total loans and advances to customers	491,345	495,281

Loans and advances to customers include advances securitised under the Group's securitisation and covered bond programmes.  Further details are given in note 12.

11.	Allowance for impairment losses on loans and receivables

	Half-year to 30 June 2014	Half-year to 30 June 2013	Half-year to 31 Dec 2013
	£m	£m	£m

Opening balance	12,091	15,459	14,744
Exchange and other adjustments	(320)	429	(138)
Adjustment on disposal of businesses	−	(104)	(72)
Advances written off	(2,047)	(2,833)	(3,481)
Recoveries of advances written off in previous years	283	303	153
Unwinding of discount	(106)	(191)	(160)
Charge to the income statement (note 5)	639	1,681	1,045
Balance at end of period	10,540	14,744	12,091

In respect of:
Loans and advances to banks	−	3	–
Loans and advances to customers (note 10)	10,416	14,605	11,966
Debt securities	124	136	125
Balance at end of period	10,540	14,744	12,091

LLOYDS BANKING GROUP PLC

12.	Securitisations and covered bonds

The Group's principal securitisation and covered bond programmes, together with the balances of the loans subject to these arrangements and the carrying value of the notes in issue, are listed in the table below.

	30 June 2014		31 December 2013
	Loans and advances securitised	Notes in issue	Loans and advances securitised	Notes in issue
Securitisation programmes1	£m	£m	£m	£m

UK residential mortgages	54,431	34,236	55,998	36,286
Commercial loans	9,908	9,960	10,931	11,259
Credit card receivables	6,329	4,174	6,314	3,992
Dutch residential mortgages	4,102	4,232	4,381	4,508
Personal loans	1,820	751	2,729	750
PPP/PFI and project finance loans	471	103	525	106
	77,061	53,456	80,878	56,901
Less held by the Group		(38,886)		(38,288)
Total securitisation programmes (note 16)		14,570		18,613

Covered bond programmes
Residential mortgage-backed	51,805	34,641	59,576	36,473
Social housing loan-backed	2,439	1,800	2,536	1,800
	54,244	36,441	62,112	38,273
Less held by the Group		(7,024)		(7,606)
Total covered bond programmes (note 16)		29,417		30,667

Total securitisation and covered bond programmes		43,987		49,280

1	Includes securitisations utilising a combination of external funding and credit default swaps.

Securitisation programmes
Loans and advances to customers and debt securities classified as loans and receivables include loans securitised under the Group's securitisation programmes, the majority of which have been sold by subsidiary companies to bankruptcy remote structured entities.  As the structured entities are funded by the issue of debt on terms whereby the majority of the risks and rewards of the portfolio are retained by the subsidiary, the structured entities are consolidated fully and all of these loans are retained on the Group's balance sheet, with the related notes in issue included within debt securities in issue (note 16).

Covered bond programmes
Certain loans and advances to customers have been assigned to bankruptcy remote limited liability partnerships to provide security to issues of covered bonds by the Group.  The Group retains all of the risks and rewards associated with these loans and the partnerships are consolidated fully with the loans retained on the Group's balance sheet and the related covered bonds in issue included within debt securities in issue (note 16).

Cash deposits of £10,927 million (31 December 2013: £13,500 million) held by the Group are restricted in use to repayment of the debt securities issued by the structured entities, the term advances relating to covered bonds and other legal obligations.

Asset-backed conduits
In addition to the structured entities detailed above, the Group sponsors three asset-backed conduits: Argento, Cancara and Grampian, which invest in debt securities (note 13) and client receivables (note 10).

LLOYDS BANKING GROUP PLC

13.	Available-for-sale financial assets

	At 30 June 2014	At 31 Dec 2013
	£m	£m

Asset-backed securities	1,960	2,178
Other debt securities:
Bank and building society certificates of deposit	264	208
Government securities	42,293	38,290
Corporate and other debt securities	3,816	1,855
	46,373	40,353
Equity shares	1,151	570
Treasury and other bills	864	875
Total	50,348	43,976

14.	Other assets

	At 30 June 2014	At 31 Dec 2013
	£m	£m

Assets arising from reinsurance contracts held	655	732
Deferred acquisition and origination costs	121	130
Settlement balances	6,339	2,904
Corporate pension asset	11,414	9,984
Investments in joint ventures and associates	72	101
Assets of disposal groups	−	7,988
Other assets and prepayments	6,328	5,187
Total other assets	24,929	27,026

15.	Customer deposits

	At 30 June 2014	At 31 Dec 2013
	£m	£m

Non-interest bearing current accounts	42,535	40,802
Interest bearing current accounts	83,619	77,789
Savings and investment accounts	262,309	265,422
Liabilities in respect of securities sold under repurchase agreements	−	2,978
Other customer deposits	56,628	54,320
Total	445,091	441,311

LLOYDS BANKING GROUP PLC

16.	Debt securities in issue

	30 June 2014			31 December 2013
	At fair value through profit or loss	At amortised cost	Total	At fair value through profit or loss	At amortised cost	Total
	£m	£m	£m	£m	£m	£m

Medium-term notes issued	5,562	20,969	26,531	5,267	23,921	29,188
Covered bonds (note 12)	−	29,417	29,417	–	30,667	30,667
Certificates of deposit	−	6,810	6,810	–	8,866	8,866
Securitisation notes (note 12)	−	14,570	14,570	–	18,613	18,613
Commercial paper	−	5,963	5,963	–	5,035	5,035
	5,562	77,729	83,291	5,267	87,102	92,369

17.	Other liabilities

	At 30 June 2014	At 31 Dec 2013
	£m	£m

Settlement balances	3,538	3,358
Unitholders’ interest in Open Ended Investment Companies	17,311	22,219
Liabilities of disposal groups	−	7,302
Other creditors and accruals	8,820	7,728
Total other liabilities	29,669	40,607

LLOYDS BANKING GROUP PLC

18.	Post-retirement defined benefit schemes

The Group’s post-retirement defined benefit scheme obligations are comprised as follows:

	At 30 June 2014	At 31 Dec 2013
	£m	£m

Defined benefit pension schemes:
- Fair value of scheme assets	33,864	32,568
- Present value of funded obligations	(34,306)	(33,355)
Net pension scheme liability	(442)	(787)
Other post-retirement schemes	(217)	(211)
Net retirement benefit liability	(659)	(998)

Recognised on the balance sheet as:
Retirement benefit assets	342	98
Retirement benefit obligations	(1,001)	(1,096)
Net retirement benefit liability	(659)	(998)

The movement in the Group’s net post-retirement defined benefit scheme liability during the period was as follows:

£m

At 1 January 2014	(998)
Exchange and other adjustments	−
Income statement charge:
Regular cost	(181)
Curtailments (see below)	822
641
Employer contributions	297
Remeasurement	(599)
At 30 June 2014	(659)

Included within curtailments is a credit of £843 million following the Group’s decision to reduce the cap on pensionable pay (see note 4); this is partly offset by a charge of £21 million following changes to pension arrangements for staff within the TSB business.

The principal assumptions used in the valuations of the defined benefit pension scheme were as follows:

	At 30 June 2014	At 31 Dec 2013
	%	%

Discount rate	4.32	4.60
Rate of inflation:
Retail Prices Index	3.23	3.30
Consumer Price Index	2.23	2.30
Rate of salary increases	0.00	2.00
Weighted-average rate of increase for pensions in payment	2.74	2.80

The application of the revised assumptions as at 30 June 2014 to the Group’s principal post-retirement defined benefit schemes has resulted in a remeasurement loss of £599 million which has been recognised in other comprehensive income, net of tax of £120 million.

LLOYDS BANKING GROUP PLC

19.	Subordinated liabilities

The Group’s subordinated liabilities are comprised as follows:

	At 30 June 2014	At 31 Dec 2013
	£m	£m

Preference shares	889	876
Preferred securities	3,654	4,301
Undated subordinated liabilities	1,776	1,916
Enhanced Capital Notes	3,656	8,938
Dated subordinated liabilities	15,700	16,281
Total subordinated liabilities	25,675	32,312

The movement in subordinated liabilities during the period was as follows:

	Half-year to 30 June 2014	Half-year to 30 June 2013	Half-year to 31 Dec 2013
	£m	£m	£m

Opening balance	32,312	34,092	34,235
New issues during the period	−	1,500	−
Exchange offer in respect of Enhanced Capital Notes (notes 3 and 21)	(4,961)	−	−
Other repurchases and redemptions during the period	(1,240)	(1,821)	(621)
Foreign exchange and other movements	(436)	464	(1,302)
At end of period	25,675	34,235	32,312

20.	Share capital

Movements in share capital during the period were as follows:

	Number of shares
	(million)	£m

Ordinary shares of 10p each
At 1 January 2014	71,368	7,137
Issued in the period (see below)	6	1
At 30 June 2014	71,374	7,138

Limited voting ordinary shares of 10p each
At 1 January and 30 June 2014	81	8
Total share capital		7,146

The ordinary shares issued in the period were in respect of employee share schemes.

LLOYDS BANKING GROUP PLC

21.         Other equity instruments

£m
At 1 January 2014	−
Additional Tier 1 securities issued in the period:
Sterling notes (£3,725 million nominal)	3,707
Euro notes (€750 million nominal)	619
US dollar notes ($1,675 million nominal)	1,003
At 30 June 2014	5,329

On 6 March 2014 the Group announced concurrent Sterling, Euro and Dollar exchange offers for holders of certain series of its Enhanced Capital Notes (ECNs) to exchange them for new Additional Tier 1 (AT1) securities.  The exchange offers completed in April 2014 and resulted in a total of £5,329 million of AT1 securities being issued, after issue costs.

The AT1 securities are Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities with no fixed maturity or redemption date.

The principal terms of the AT1 securities are described below:

•
The securities rank behind the claims against Lloyds Banking Group plc of (a) unsubordinated creditors, (b) claims which are, or are expressed to be, subordinated to the claims of unsubordinated creditors of Lloyds Banking Group plc but not further or otherwise or (c) whose claims are, or are expressed to be, junior to the claims of other creditors of Lloyds Banking Group, whether subordinated or unsubordinated, other than those whose claims rank, or are expressed to rank, pari passu with, or junior to, the claims of the holders of the AT1 Securities in a winding-up occurring prior to the Conversion Trigger.

•
The securities bear a fixed rate of interest until the first call date. After the initial call date, in the event that they are not redeemed, the AT1 securities will bear interest at rates fixed periodically in advance for five year periods based on market rates.

•
Interest on the securities will be due and payable only at the sole discretion of Lloyds Banking Group plc, and Lloyds Banking Group plc may at any time elect to cancel any Interest Payment (or any part thereof) which would otherwise be payable on any Interest Payment Date. There are also certain restrictions on the payment of interest as specified in the terms.

•
The securities are undated and are repayable, at the option of Lloyds Banking Group plc, in whole at the first call date, or on any fifth anniversary after the first call date. In addition, the AT1 securities are repayable, at the option of Lloyds Banking Group plc, in whole for certain regulatory or tax reasons. Any repayments require the prior consent of the PRA.

•	The securities convert into ordinary shares of Lloyds Banking Group plc, at a pre-determined price, should the fully loaded Common Equity Tier 1 ratio of the Group fall below 7.0 per cent.

LLOYDS BANKING GROUP PLC

22.	Reserves

		Other reserves
	Share premium	Available- for-sale	Cash flow hedging	Merger and other	Total	Retained profits
	£m	£m	£m	£m	£m	£m

At 1 January 2014	17,279	(615)	(1,055)	12,147	10,477	4,088
Issue of ordinary shares	2	–	–	–	–	–
Profit for the period	–	–	–	–	–	665
Distributions on other equity instruments, net of tax	–	–	–	–	–	(71)
Post-retirement defined benefit scheme remeasurements (net of tax)	–	–	–	–	–	(479)
Movement in treasury shares	–	–	–	–	–	(263)
Value of employee services:
Share option schemes	–	–	–	–	–	21
Other employee award schemes	–	–	–	–	–	99
Change in fair value of available-for-sale assets (net of tax)	–	495	–	–	495	–
Change in fair value of hedging derivatives (net of tax)	–	–	886	–	886	–
Transfers to income statement (net of tax)	–	(72)	(536)	–	(608)	–
Adjustment on sale of non-controlling interest in TSB (note 27)	–	–	–	–	–	(135)
Exchange and other	–	–	–	(1)	(1)	–
At 30 June 2014	17,281	(192)	(705)	12,146	11,249	3,925

LLOYDS BANKING GROUP PLC

23.	Provisions for liabilities and charges

Payment protection insurance
Following the unsuccessful legal challenge by the BBA against the Financial Services Authority (FSA) and the Financial Ombudsman Service (FOS), the Group made provisions totalling £9,825 million between 2010 and 2013 against the costs of paying redress to customers in respect of past sales of PPI policies, including the related administrative expenses.

During 2014 quarterly customer initiated complaints have continued to fall, albeit slightly slower than expected. Significant progress has also been made in the planned proactive mailings. There have been some adverse trends (as detailed below), and a further £600 million has been added to the provision. This brings the total amount provided to £10,425 million, of which approximately £2,280 million relates to anticipated administrative expenses.

As at 30 June 2014, £2,268 million of the provision remained unutilised (22 per cent of total provision) relative to an average monthly spend including administration costs in the last six months of £190 million. The main drivers of the provision are as follows:

•
Volumes of customer initiated complaints (after excluding complaints from customers where no PPI policy was held) – at 31 December 2013, the provision assumed a total of 3.0 million complaints would be received. In the first six months of 2014, complaint volumes were approximately 30 per cent lower than the same period last year, but higher than expected. As a result the Group is forecasting a slower decline in future volumes than previously expected. This has resulted in a further provision of approximately £290 million. At 30 June 2014, approximately 2.8 million complaints have been received, with the provision assuming approximately 410,000 in the future compared to an average run-rate of approximately 41,000 per month in the last six months, and 39,000 per month in quarter two.

Average monthly complaint volumes – reactive
Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	Q2 2013	Q3 2013	Q4 2013	Q1 2014	Q2 2014
109,893	130,752	110,807	84,751	61,259	54,086	49,555	37,457	42,259	39,426

•
Proactive mailing resulting from Past Business Reviews (PBR) – the Group is proactively mailing customers where it has been identified that there was a risk of potential mis-sale. At 30 June 2014 over 95 per cent of all PBR customers have been mailed, with some second mailings and case review continuing into the second half of the year. While the response rates of most cohorts are in line with expectations, additional mailings to certain asset finance customers have resulted in a higher response rate. In addition, the PBR mailings are leading to a higher number of policies per customer being reviewed than originally expected. This has resulted in a further provision of approximately £160 million.

•
Uphold rates per policy of 80 per cent are as expected in the first half of 2014.  The uphold rate for customer initiated complaints in the first half of 2014 was 75 per cent, in line with expectations.

•	Average redress per policy has been marginally lower than expected in the first half of 2014 resulting in a benefit to the provision of approximately £40 million.

•
Re-review of previously handled cases – previously reviewed complaints are being assessed to ensure consistency with the current complaint handling policy.  Approximately 590,000 cases are expected to be re-reviewed, consistent with the provision assumptions at December 2013, with this exercise due to commence in the second half of 2014 and running into the first half of 2015.

•
Expenses – the Group expects to maintain the operation on its current scale for longer than previously expected given the update to volume related assumptions and the re-review of previously handled cases continuing in to 2015.  The estimate for administrative expenses, which comprise complaint handling costs and costs arising from cases subsequently referred to the FOS, has increased by approximately £190 million.

LLOYDS BANKING GROUP PLC

23.	Provisions for liabilities and charges (continued)

An Enforcement Team of the FCA is investigating the Group’s governance of third party suppliers and potential failings in the PPI complaint handling process. A provision of £50 million is held to cover the likely administration costs of responding to the FCA's inquiries. It is not possible at this stage to make any assessment of what, if any, additional liability may result from the investigation.

Since the commencement of the PPI redress programme in 2011 the Group estimates that it has contacted, settled or provided for approximately 40 per cent of the policies sold since 2000, covering both customer-initiated complaints and actual and expected proactive mailings undertaken by the Group. The total amount provided for PPI represents the Group’s best estimate of the likely future costs, albeit a number of risks and uncertainties remain, in particular complaint volumes, uphold rates, average redress paid, the scope and cost of proactive mailings and remediation, and the outcome of the FCA Enforcement Team investigation. The cost of these factors could differ materially from the Group’s estimates and the assumptions underpinning them and could result in a further provision being required.

Key metrics and sensitivities are highlighted in the table below:

Sensitivities1	To date unless noted	Future	Sensitivity

Customer initiated complaints since origination (m)2	2.8	0.4	0.1 = £200m
Proactive mailing: – number of policies (m)3	2.7	0.1	0.1 = £45m
– response rate4	35%	31%	1% = £15m
Average uphold rate per policy5	80%	82%	1% = £15m
Average redress per upheld policy6	£1,600	£1,550	£100 = £100m
Remediation cases (k)	26	564	1 case = £770
Administrative expenses (£m)	1,710	570	1 case = £500
FOS referral rate7	36%	36%	1% = £3m
FOS overturn rate8	57%	33%	1% = £2m

1	All sensitivities exclude claims where no PPI policy was held.
2	Sensitivity includes complaint handling costs.
3	To date volume includes customer initiated complaints.
4
Metric has been adjusted to include mature mailings only, and exclude expected customer initiated complaints. Future response rates are expected to be lower than experienced to date as mailings to higher risk customers have been prioritised.

5
The percentage of complaints where the Group finds in favour of the customer. This is a blend of proactive and customer initiated complaints. The 80 per cent uphold rate is based on the latest six months to June 2014.

6
The amount that is paid in redress in relation to a policy found to have been mis-sold, comprising, where applicable, the refund of premium, compound interest charged and interest at 8 per cent per annum. Actuals are based on six months to June 2014. The reduction in future average redress is due to the mix shifting away from more expensive cases.

7
The percentage of cases reviewed by the Group that are subsequently referred to the FOS by the customer. A complaint is considered mature when six months have elapsed since initial decision. Actuals are based on decisions made by the Group during July to December 2013 and subsequently referred to the FOS.

8
The percentage of complaints referred where the FOS arrive at a different decision to the Group. Actual to date is based on cases overturned in the six months to June 2014. The overturn rate to date is high as it continues to include a significant number of cases assessed prior to the implementation of changes to the case review process during 2013.

Other regulatory provisions
Litigation in relation to insurance branch business in Germany
Clerical Medical Investment Group Limited (CMIG) has received a number of claims in the German courts, relating to policies issued by CMIG but sold by independent intermediaries in Germany, principally during the late 1990s and early 2000s.  Following decisions in July 2012 from the Federal Court of Justice (FCJ) in Germany the Group recognised a further provision of £150 million in its accounts for the year ended 31 December 2012 bringing the total amount provided to £325 million.  During the year ended 31 December 2013 the Group charged a further £75 million with respect to this litigation increasing the total provision to £400 million; no additional charge has been made in the first half of 2014.  The remaining unutilised provision as at 30 June 2014 is £175 million.

LLOYDS BANKING GROUP PLC

23.	Provisions for liabilities and charges (continued)

However, there are still a number of uncertainties as to the full impact of the FCJ’s decisions, and the validity of any of the claims facing CMIG will turn upon the facts and circumstances in respect of each claim. As a result the ultimate financial effect, which could be significantly different from the current provision, will only be known once there is further clarity with respect to a range of legal issues and factual determinations involved in these claims and/or all relevant claims have been resolved.

LIBOR and other trading rates
On 28 July 2014, the Group announced that it had reached settlements totalling £217 million (at 30 June 2014 exchange rates) to resolve with UK and US federal authorities legacy issues regarding the manipulation several years ago of Group companies’ submissions to the British Bankers’ Association (BBA) London Interbank Offered Rate (LIBOR) and Sterling Repo Rate.

On LIBOR, the Group has reached settlements with the Financial Conduct Authority (FCA) in the United Kingdom, the United States Commodity Futures Trading Commission (CFTC) and the United States Department of Justice (DOJ) in relation to investigations into submissions between May 2006 and 2009 and related systems and controls failings.

The settlements in relation to LIBOR are part of an industry-wide investigation into the setting of interbank offered rates across a range of currencies. Under the settlement, the Group has agreed to pay £35 million, £62 million and £50 million to the FCA, CFTC and DOJ respectively. As part of the settlement with the DOJ, the Group has also entered into a two-year Deferred Prosecution Agreement in relation to one count of wire fraud relating to the setting of LIBOR.

In relation to the BBA Sterling Repo Rate, the Group has reached a settlement with the FCA regarding submissions made between April 2008 and September 2009. This issue involved four individuals who the FCA has concluded manipulated BBA Repo Rate submissions to reduce fees payable under the Special Liquidity Scheme (SLS). The issue was proactively brought to the FCA’s attention when it was identified by the Group as part of its internal investigation into the LIBOR issues.

The Group has agreed to pay £70 million to the FCA in connection with the resolution of the BBA Repo Rate issue and related systems and controls failings. Both the CFTC and DOJ settlements are in respect of LIBOR only and neither agency has taken action regarding the BBA Repo Rate.

The BBA Repo Rate was used by the Bank of England (BoE) to calculate the fees for the SLS. During the period that Lloyds TSB and HBOS used the SLS they paid £1,278 million in fees, just under half of all the fees payable by the industry under the Scheme. As a result of the actions of the four individuals involved, the Group has paid nearly £8 million to compensate the BoE for amounts underpaid (by Lloyds TSB and HBOS and the other banks that used the SLS).

Interest rate hedging products
In June 2012, a number of banks, including the Group, reached agreement with the FSA (now FCA) to carry out a review of sales made since 1 December 2001 of interest rate hedging products (IRHP) to certain small and medium-sized businesses. The Group continues to review those cases within the scope of the agreement with the FCA.

During the first half of 2014, the Group has charged a further £50 million in respect of estimated redress costs, increasing the total amount provided for redress and related administration costs to £580 million (31 December 2013: £530 million). As at 30 June 2014, the Group has utilised £419 million (31 December 2013: £162 million), with £161 million (31 December 2013: £368 million) of the provision remaining. No provision has been recognised in relation to claims from customers which are not covered by the agreement with the FCA, or incremental claims from customers within the scope of the review. These will be monitored and future provisions will be recognised to the extent that an obligation resulting in a probable outflow is identified.

LLOYDS BANKING GROUP PLC

23.	Provisions for liabilities and charges (continued)

Other regulatory matters
In the course of its business, the Group is engaged in discussions with the PRA, FCA and other UK and overseas regulators and governmental authorities in relation to a range of matters; a provision is held against the costs expected to be incurred as a result of the conclusions reached.  In the first half of 2014  the provision was increased by a further £225 million, in respect of a limited number of matters affecting the Retail division, including potential remediation in relation to legacy sales of investment and protection products and historic systems and controls governing legacy incentive schemes. This brings the total amount charged to £525 million of which £117 million had been utilised at 30 June 2014.  This increase reflected the Group's assessment of a limited number of matters under discussion, none of which currently is individually considered financially material in the context of the Group.

24.	Contingent liabilities and commitments

Interchange fees
On 24 May 2012, the General Court of the European Union (the General Court) upheld the European Commission’s 2007 decision that an infringement of EU competition law had arisen from arrangements whereby MasterCard issuers charged a uniform fallback multilateral interchange fee (MIF) in respect of cross border transactions in relation to the use of a MasterCard or Maestro branded payment card.

MasterCard has appealed the General Court’s judgment to the Court of Justice of the European Union. MasterCard is supported by several card issuers, including the Group. Judgment is not expected until September 2014.

In parallel:
–
the European Commission has proposed legislation to regulate interchange fees which continues through the EU legislative process.  The legislation is expected to be adopted in the first quarter of 2015, and is expected to come in to force in 2016;

–
the European Commission has adopted commitments proposed by VISA to settle an investigation into whether arrangements adopted by VISA for the levying of the MIF in respect of cross-border credit card payment transactions also infringe European Union competition laws. VISA has agreed inter alia to reduce the level of interchange fees on cross-border credit card transactions to the interim level (30 basis points). VISA has previously reached an agreement (which expires in 2014) with the European Commission to reduce the level of interchange fees for cross-border debit card transactions to the interim levels agreed by MasterCard;

–
the new UK payments regulator may exercise its powers, when these come in to force (in April 2015), to regulate domestic interchange fees.  The Competition and Markets Authority may also seek to restart an investigation of domestic MIFs.  In addition, the FCA has announced that it will carry out a market study in relation to the UK credit cards market in the third quarter of 2014.

The ultimate impact of the investigations and any regulatory or legislative developments on the Group can only be known at the conclusion of these investigations and any relevant appeal proceedings and once regulatory or legislative proposals are more certain.

LIBOR and other trading rates
As set out in more detail in note 23, on 28 July 2014, the Group announced that it had reached settlements totalling £217 million (at 30 June 2014 exchange rates) to resolve with UK and US federal authorities legacy issues regarding the manipulation several years ago of Group companies’ submissions to the British Bankers’ Association (BBA) London Interbank Offered Rate (LIBOR) and Sterling Repo Rate. The settlements in relation to LIBOR are part of an industry-wide investigation into the setting of interbank offered rates across a range of currencies.

The Group continues to cooperate with various other government and regulatory authorities, including the Serious Fraud Office, the European and Swiss Competition Commissions, and a number of US State Attorneys General, in conjunction with their investigations into submissions made by panel members to the bodies that set LIBOR and various other interbank offered rates.

LLOYDS BANKING GROUP PLC

24.	Contingent liabilities and commitments (continued)

Certain Group companies, together with other panel banks, have also been named as defendants in private lawsuits, including purported class action suits, in the US in connection with their roles as panel banks contributing to the setting of US Dollar and Japanese Yen LIBOR. The claims have been asserted by plaintiffs claiming to have had an interest in various types of financial instruments linked to US Dollar and Japanese Yen LIBOR.  The allegations in these cases, the majority of which have been coordinated for pre-trial purposes in two sets of multi-district litigation proceedings (MDL) in the US District Court for the Southern District of New York (the ‘District Court’), are substantially similar to each other. The lawsuits allege violations of the Sherman Antitrust Act, the Racketeer Influenced and Corrupt Organizations Act (RICO) and the Commodity Exchange Act (CEA), as well as various state statutes and common law doctrines. Certain of the plaintiffs’ claims have been dismissed by the District Court, and many of these cases have been stayed by order of the District Court.

The Group is also reviewing its activities in relation to the setting of certain foreign exchange daily benchmark rates and related matters, following the FCA’s publicised initiation of an investigation into other financial institutions in relation to this activity. The Group is co-operating with the FCA and other regulators and is providing information about the Group’s review to those regulators. In addition, the Group, together with a number of other banks, was named as a defendant in several actions filed in the District Court between late 2013 and February 2014, in which the plaintiffs alleged that the defendants manipulated WM/Reuters foreign exchange rates in violation of US antitrust laws. On 31 March 2014, plaintiffs effectively withdrew their claims against the Group (but not against all defendants) by filing a superseding consolidated and amended pleading against a number of other defendants without naming any Group entity as a defendant.

It is currently not possible to predict the scope and ultimate outcome on the Group of the various outstanding regulatory investigations not encompassed by the settlements, any private lawsuits or any related challenges to the interpretation or validity of any of the Group’s contractual arrangements, including their timing and scale.

Financial Services Compensation Scheme
The Financial Services Compensation Scheme (FSCS) is the UK’s independent statutory compensation fund of last resort for customers of authorised financial services firms and pays compensation if a firm is unable or likely to be unable to pay claims against it.  The FSCS is funded by levies on the authorised financial services industry.  Each deposit-taking institution contributes towards the FSCS levies in proportion to their share of total protected deposits on 31 December of the year preceding the scheme year, which runs from 1 April to 31 March.

Following the default of a number of deposit takers in 2008, the FSCS borrowed funds from HM Treasury to meet the compensation costs for customers of those firms. Although the substantial majority of this loan will be repaid from funds the FSCS receives from asset sales, surplus cash flow or other recoveries in relation to the assets of the firms that defaulted, any shortfall will be funded by deposit-taking participants of the FSCS.  The amount of future levies payable by the Group depends on a number of factors including the amounts recovered by the FSCS from asset sales, the Group’s participation in the deposit-taking market at 31 December, the level of protected deposits and the population of deposit-taking participants.

Investigation into Bank of Scotland and report on HBOS
The FSA’s enforcement investigation into Bank of Scotland plc’s Corporate division between 2006 and 2008 concluded with the publication of a Final Notice on 9 March 2012. No financial penalty was imposed on the Group or Bank of Scotland plc. On 12 September 2012 the FSA confirmed it was starting work on a public interest report on HBOS. That report is currently expected to be published in 2014.

LLOYDS BANKING GROUP PLC

24.	Contingent liabilities and commitments (continued)

US-Swiss tax programme
The US Department of Justice (the DOJ) and the Swiss Federal Department of Finance announced on 29 August 2013 a programme (the Programme) for Swiss banks to obtain resolution concerning their status in connection with on-going investigations by the DOJ into individuals and entities that use foreign (i.e. non-U.S.) bank accounts to evade U.S. taxes and reporting requirements, and individuals and entities that facilitate or have facilitated the evasion of such taxes and reporting requirements. Swiss banks that choose to participate notified the DOJ of their election to categorise their relevant banking operations according to one of a number of defined categories under the Programme.

The Group, which carried out private banking operations in Switzerland prior to disposing of these operations in November 2013, has notified the DOJ of its elected categorisation on the basis that while it believes it has operated in full compliance with all US federal tax laws, there remains the possibility that certain of its clients may not have declared their assets in compliance with such laws. The Group is completing due diligence under the terms of the Programme. However, at this time, it is not possible to predict the ultimate outcome of the Group’s participation in the Programme, including the timing and scale of any fine finally payable to the DOJ.

Tax authorities
The Group provides for potential tax liabilities that may arise on the basis of the amounts expected to be paid to tax authorities.  This includes open matters where Her Majesty's Revenue and Customs (HMRC) adopt a different interpretation and application of tax law which might lead to additional tax.  The Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010.  In the second half of 2013 HMRC informed the Group that their interpretation of the UK rules, permitting the offset of such losses, denies the claim; if HMRC’s position is found to be correct management estimate that this would result in an increase in current tax liabilities of approximately £600 million and a reduction in the Group’s deferred tax asset of approximately £400 million. The Group does not agree with HMRC's position and, having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due.

Other legal actions and regulatory matters
In addition, during the ordinary course of business the Group is subject to other threatened and actual legal proceedings (including class or group action claims brought on behalf of customers, shareholders or other third parties), and regulatory challenges, investigations and enforcement actions, both in the UK and overseas. All such material matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established to management's best estimate of the amount required to settle the obligation at the relevant balance sheet date. In some cases it will not be possible to form a view, either because the facts are unclear or because further time is needed properly to assess the merits of the case and no provisions are held against such matters. However the Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows.

LLOYDS BANKING GROUP PLC

24.	Contingent liabilities and commitments (continued)

Contingent liabilities and commitments arising from the banking business
	At 30 June 2014	At 31 Dec 2013
	£m	£m

Contingent liabilities
Acceptances and endorsements	48	204
Other:
Other items serving as direct credit substitutes	308	710
Performance bonds and other transaction-related contingencies	2,276	1,966
	2,584	2,676
Total contingent liabilities	2,632	2,880

Commitments
Documentary credits and other short-term trade-related transactions	85	54
Forward asset purchases and forward deposits placed	454	440

Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year original maturity:
Mortgage offers made	10,844	9,559
Other commitments	57,502	55,002
	68,346	64,561
1 year or over original maturity	40,626	40,616
Total commitments	109,511	105,671

Of the amounts shown above in respect of undrawn formal standby facilities, credit lines and other commitments to lend, £52,393 million (31 December 2013: £56,292 million) was irrevocable.

LLOYDS BANKING GROUP PLC

25.	Fair values of financial assets and liabilities

The valuations of financial instruments have been classified into three levels according to the quality and reliability of information used to determine those fair values.

Level 1 portfolios
Level 1 fair value measurements are those derived from unadjusted quoted prices in active markets for identical assets or liabilities.  Products classified as level 1 predominantly comprise equity shares, treasury bills and other government securities.

Level 2 portfolios
Level 2 valuations are those where quoted market prices are not available, for example where the instrument is traded in a market that is not considered to be active or valuation techniques are used to determine fair value and where these techniques use inputs that are based significantly on observable market data.  Examples of such financial instruments include most over-the-counter derivatives, financial institution issued securities, certificates of deposit and certain asset-backed securities.

Level 3 portfolios
Level 3 portfolios are those where at least one input which could have a significant effect on the instrument’s valuation is not based on observable market data.  Such instruments would include the Group’s venture capital and unlisted equity investments which are valued using various valuation techniques that require significant management judgement in determining appropriate assumptions, including earnings multiples and estimated future cash flows.  Certain of the Group’s asset-backed securities and derivatives, principally where there is no trading activity in such securities, are also classified as level 3.

Valuation control framework
Key elements of the valuation control framework, which covers processes for all levels in the fair value hierarchy including level 3 portfolios, include model validation (incorporating pre-trade and post-trade testing), product implementation review and independent price verification.  Formal committees meet quarterly to discuss and approve valuations in more judgemental areas.

Transfers into and out of level 3 portfolios
Transfers out of level 3 portfolios arise when inputs that could have a significant impact on the instrument’s valuation become market observable; conversely, transfers into the portfolios arise when consistent sources of data cease to be available.

Valuation methodology
For level 2 and level 3 portfolios, there is no significant change to what was disclosed in the Group’s 2013 Annual Report on Form 20-F in respect of the valuation methodology (techniques and inputs) applied to such portfolios.

LLOYDS BANKING GROUP PLC

25.	Fair values of financial assets and liabilities (continued)

The table below summarises the carrying values of financial assets and liabilities presented on the Group’s balance sheet.  The fair values presented in the table are at a specific date and may be significantly different from the amounts which will actually be paid or received on the maturity or settlement date.

	30 June 2014		31 December 2013
	Carrying value	Fair value	Carrying value	Fair value
	£m	£m	£m	£m

Financial assets
Trading and other financial assets at fair value through profit or loss	147,187	147,187	142,683	142,683
Derivative financial instruments	27,241	27,241	33,125	33,125
Loans and receivables:
Loans and advances to banks	21,589	21,647	25,365	25,296
Loans and advances to customers	491,345	485,189	495,281	486,495
Debt securities	1,266	1,140	1,355	1,251
Available-for-sale financial instruments	50,348	50,348	43,976	43,976
Financial liabilities
Deposits from banks	11,851	11,901	13,982	14,101
Customer deposits	445,091	445,702	441,311	441,855
Trading and other financial liabilities at fair value through profit or loss	63,046	63,046	43,625	43,625
Derivative financial instruments	25,285	25,285	30,464	30,464
Debt securities in issue	77,729	82,111	87,102	90,803
Liabilities arising from non-participating investment contracts	27,322	27,322	27,590	27,590
Financial guarantees	48	48	50	50
Subordinated liabilities	25,675	29,282	32,312	34,449

The carrying amount of the following financial instruments is a reasonable approximation of fair value: cash and balances at central banks, items in the course of collection from banks, items in course of transmission to banks and notes in circulation.

The Group manages valuation adjustments for its derivative exposures on a net basis; the Group determines their fair values on the basis of their net exposures.  In all other cases, fair values of financial assets and liabilities measured at fair value are determined on the basis of their gross exposures.

The following table provides an analysis of the financial assets and liabilities of the Group that are carried at fair value in the Group’s consolidated balance sheet, grouped into levels 1 to 3 based on the degree to which the fair value is observable.

LLOYDS BANKING GROUP PLC

25.	Fair values of financial assets and liabilities (continued)

Valuation hierarchy
	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m

At 30 June 2014
Trading and other financial assets at fair value through profit or loss:
Loans and advances to customers	−	27,250	−	27,250
Loans and advances to banks	−	6,996	−	6,996
Debt securities:
Government securities	20,013	712	−	20,725
Other public sector securities	−	895	1,077	1,972
Bank and building society certificates of deposit	−	2,339	−	2,339
Asset-backed securities:
Mortgage-backed securities	25	789	52	866
Other asset-backed securities	−	833	−	833
Corporate and other debt securities	461	17,664	1,988	20,113
	20,499	23,232	3,117	46,848
Equity shares	64,077	12	1,788	65,877
Treasury and other bills	216	−	−	216
Total trading and other financial assets at fair value through profit or loss	84,792	57,490	4,905	147,187
Available-for-sale financial assets:
Debt securities:
Government securities	42,263	30	−	42,293
Bank and building society certificates of deposit	−	264	−	264
Asset-backed securities:
Mortgage-backed securities	−	1,168	−	1,168
Other asset-backed securities	−	792	−	792
Corporate and other debt securities	729	3,087	−	3,816
	42,992	5,341	−	48,333
Equity shares	50	772	329	1,151
Treasury and other bills	852	12	−	864
Total available-for-sale financial assets	43,894	6,125	329	50,348
Derivative financial instruments	46	25,002	2,193	27,241
Total financial assets carried at fair value	128,732	88,617	7,427	224,776
Trading and other financial liabilities at fair value through profit or loss
Liabilities held at fair value through profit or loss	−	5,562	12	5,574
Trading liabilities:
Liabilities in respect of securities sold under repurchase agreements	−	51,699	−	51,699
Short positions in securities	3,255	258	−	3,513
Other	−	2,260	−	2,260
	3,255	54,217	−	57,472
Total trading and other financial liabilities at fair value through profit or loss	3,255	59,779	12	63,046
Derivative financial instruments	19	24,250	1,016	25,285
Financial guarantees	−	−	48	48
Total financial liabilities carried at fair value	3,274	84,029	1,076	88,379

There were no transfers between level 1 and level 2 during the period.

LLOYDS BANKING GROUP PLC

25.	Fair values of financial assets and liabilities (continued)

Valuation hierarchy
	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m

At 31 December 2013
Trading and other financial assets at fair value through profit or loss:
Loans and advances to customers	–	21,110	–	21,110
Loans and advances to banks	–	8,333	–	8,333
Debt securities:
Government securities	20,191	498	–	20,689
Other public sector securities	–	1,312	885	2,197
Bank and building society certificates of deposit	–	1,491	–	1,491
Asset-backed securities:
Mortgage-backed securities	30	768	–	798
Other asset-backed securities	171	756	–	927
Corporate and other debt securities	244	18,689	1,687	20,620
	20,636	23,514	2,572	46,722
Equity shares	64,690	53	1,660	66,403
Treasury and other bills	7	108	–	115
Total trading and other financial assets at fair value through profit or loss	85,333	53,118	4,232	142,683
Available-for-sale financial assets:
Debt securities:
Government securities	38,262	28	–	38,290
Bank and building society certificates of deposit	–	208	–	208
Asset-backed securities:
Mortgage-backed securities	–	1,263	–	1,263
Other asset-backed securities	–	841	74	915
Corporate and other debt securities	56	1,799	–	1,855
	38,318	4,139	74	42,531
Equity shares	48	147	375	570
Treasury and other bills	852	23	–	875
Total available-for-sale financial assets	39,218	4,309	449	43,976
Derivative financial instruments	235	29,871	3,019	33,125
Total financial assets carried at fair value	124,786	87,298	7,700	219,784
Trading and other financial liabilities at fair value through profit or loss
Liabilities held at fair value through profit or loss	–	5,267	39	5,306
Trading liabilities:
Liabilities in respect of securities sold under repurchase agreements	–	28,902	–	28,902
Short positions in securities	6,473	417	–	6,890
Other	–	2,527	–	2,527
	6,473	31,846	–	38,319
Total trading and other financial liabilities at fair value through profit or loss	6,473	37,113	39	43,625
Derivative financial instruments	119	29,359	986	30,464
Financial guarantees	–	–	50	50
Total financial liabilities carried at fair value	6,592	66,472	1,075	74,139

LLOYDS BANKING GROUP PLC

25.	Fair values of financial assets and liabilities (continued)

Movements in level 3 portfolio
The tables below analyse movements in the level 3 financial assets portfolio.

	Trading and other financial assets at fair value through profit or loss	Available- for-sale financial assets	Derivative assets	Total financial assets carried at fair value
	£m	£m	£m	£m

At 1 January 2014	4,232	449	3,019	7,700
Exchange and other adjustments	−	(9)	(10)	(19)
Gains recognised in the income statement within other income	167	(78)	277	366
Gains recognised in other comprehensive income within the revaluation reserve in respect of available-for-sale financial assets	−	15	−	15
Purchases	432	199	10	641
Sales	(367)	(173)	(1,072)	(1,612)
Transfers into the level 3 portfolio	441	−	22	463
Transfers out of the level 3 portfolio	−	(74)	(53)	(127)
At 30 June 2014	4,905	329	2,193	7,427
Gains recognised in the income statement within other income relating to those assets held at 30 June 2014	140	−	50	190

	Trading and other financial assets at fair value through profit or loss	Available- for-sale financial assets	Derivative assets	Total financial assets carried at fair value
	£m	£m	£m	£m

At 1 January 2013	3,306	567	2,358	6,231
Exchange and other adjustments	4	21	10	35
Gains (losses) recognised in the income statement within other income	173	(1)	55	227
Gains recognised in other comprehensive income within the revaluation reserve in respect of available-for-sale financial assets	−	34	−	34
Purchases	301	27	200	528
Sales	(159)	(207)	(9)	(375)
Transfers into the level 3 portfolio	265	1	415	681
Transfers out of the level 3 portfolio	−	−	(49)	(49)
At 30 June 2013	3,890	442	2,980	7,312
Gains recognised in the income statement within other income relating to those assets held at 30 June 2013	152	−	52	204

LLOYDS BANKING GROUP PLC

25.	Fair values of financial assets and liabilities (continued)

Movements in level 3 portfolio
The tables below analyse movements in the level 3 financial liabilities portfolio.

	Trading and other financial liabilities at fair value through profit or loss	Derivative liabilities	Financial guarantees	Total financial liabilities carried at fair value
	£m	£m	£m	£m

At 1 January 2014	39	986	50	1,075
Exchange and other adjustments	−	(5)	−	(5)
(Gains) losses recognised in the income statement within other income	(2)	78	(2)	74
Additions	−	5	−	5
Redemptions	(25)	(53)	−	(78)
Transfers into the level 3 portfolio	−	5	−	5
At 30 June 2014	12	1,016	48	1,076
Gains (losses) recognised in the income statement within other income relating to those liabilities held at 30 June 2014	−	(78)	−	(78)

	Derivative liabilities	Financial guarantees	Total financial liabilities carried at fair value
	£m	£m	£m

At 1 January 2013	543	48	591
Exchange and other adjustments	3	−	3
(Gains) losses recognised in the income statement within other income	(44)	2	(42)
Additions	203	−	203
Redemptions	(25)	(1)	(26)
Transfers into the level 3 portfolio	248	−	248
Transfers out of the level 3 portfolio	(1)	−	(1)
At 30 June 2013	927	49	976
Gains (losses) recognised in the income statement within other income relating to those liabilities held at 30 June 2013	43	(2)	41

LLOYDS BANKING GROUP PLC

25.	Fair values of financial assets and liabilities (continued)

				At 30 June 2014
					Effect of reasonably possible alternative assumptions2
	Valuation technique(s)	Significant unobservable inputs	Range1	Carrying value	Favourable changes	Unfavourable changes
				£m	£m	£m

Trading and other financial assets at fair value through profit or loss
Debt securities	Discounted cash flow	Credit spreads (bps)	n/a3	20	5	(5)
Asset-backed securities	Lead manager or broker quote	n/a	n/a	68	−	(2)
Equity and venture capital investments	Market approach	Earnings multiple	3.8/14.3	2,280	50	(52)
	Underlying asset/net asset value (incl. property prices)4	n/a	n/a	188	36	(18)
Unlisted equities and property partnerships in the life funds	Underlying asset/net asset value (incl. property prices)4	n/a	n/a	2,349	−	−
				4,905

Available-for-sale financial assets
Equity and venture capital investments	Underlying asset/net asset value (incl. property prices)4	n/a	n/a	329	21	(16)
				329
Derivative financial assets
Embedded equity conversion feature	Lead manager or broker quote	Equity conversion feature spread (bps)	140/331	471	22	(23)
Interest rate derivatives	Discounted cash flow	Inflation swap rate – funding component (bps)	2/189	1,335	27	(15)
	Option pricing model	Interest rate volatility	3%/120%	387	9	(7)
				2,193
Financial assets carried at fair value				7,427
Trading and other financial liabilities at fair value through profit or loss				12	−	−
Derivative financial liabilities
Interest rate derivatives	Discounted cash flow	Inflation swap rate – funding component (bps)	2/189	752	−	−
	Option pricing model	Interest rate volatility	3%/120%	264	−	−
				1,016
Financial guarantees				48
Financial liabilities carried at fair value				1,076

1	The range represents the highest and lowest inputs used in the level 3 valuations.
2	Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.
3	A single pricing source is used.
4	Underlying asset/net asset values represent fair value.

LLOYDS BANKING GROUP PLC

25.	Fair values of financial assets and liabilities (continued)

				At 31 December 2013
					Effect of reasonably possible alternative assumptions2
	Valuation technique(s)	Significant unobservable inputs	Range1	Carrying value	Favourable changes	Unfavourable changes

				£m	£m	£m
Trading and other financial assets at fair value through profit or loss
Debt securities	Discounted cash flow	Credit spreads (bps)	n/a3	18	5	(2)
Equity and venture capital investments	Market approach	Earnings multiple	0.2/14.6	2,132	70	(70)
	Underlying asset/net asset value (incl. property prices)4	n/a	n/a	130	–	–
Unlisted equities and property partnerships in the life funds	Underlying asset/net asset value (incl. property prices)4	n/a	n/a	1,952	–	–
				4,232
Available-for-sale financial assets
Asset-backed securities	Lead manager or broker quote/consensus pricing	n/a	n/a	74	–	–
Equity and venture capital investments	Underlying asset/net asset value (incl. property prices)4	n/a	n/a	375	28	(19)
				449
Derivative financial assets
Embedded equity conversion feature	Lead manager or broker quote	Equity conversion feature spread (bps)	199/420	1,212	59	(58)
Interest rate derivatives	Discounted cash flow	Inflation swap rate – funding component (bps)	62/192	1,461	66	(39)
	Option pricing model	Interest rate volatility	3%/112%	346	6	(7)
				3,019
Financial assets carried at fair value				7,700
Trading and other financial liabilities at fair value through profit or loss				39	1	(1)
Derivative financial liabilities
Interest rate derivatives	Discounted cash flow	Inflation swap rate – funding component (bps)	62/194	754	–	–
	Option pricing model	Interest rate volatility	3%/112%	232	–	–
				986
Financial guarantees				50
Financial liabilities carried at fair value				1,075

1	The range represents the highest and lowest inputs used in the level 3 valuations.
2	Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.
3	A single pricing source is used.
4	Underlying asset/net asset values represent fair value.

LLOYDS BANKING GROUP PLC

25.	Fair values of financial assets and liabilities (continued)

Unobservable inputs
Significant unobservable inputs affecting the valuation of debt securities, unlisted equity investments and derivatives are as follows:

–	Interest rates and inflation rates are referenced in some derivatives where the payoff that the holder of the derivative receives depends on the behaviour of those underlying references through time.

–	Credit spreads represent the premium above the benchmark reference instrument required to compensate for lower credit quality; higher spreads lead to a lower fair value.

–	Volatility parameters represent key attributes of option behaviour; higher volatilities typically denote a wider range of possible outcomes.

–	Earnings multiples are used to value certain unlisted equity investments; a higher earnings multiple will result in a higher fair value.

Reasonably possible alternative assumptions
Valuation techniques applied to many of the Group’s level 3 instruments often involve the use of two or more inputs whose relationship is interdependent. The calculation of the effect of reasonably possible alternative assumptions included in the table above reflects such relationships.

Debt securities
Reasonably possible alternative assumptions have been determined in respect of the Group’s structured credit investment by flexing credit spreads.

Derivatives
Reasonably possible alternative assumptions have been determined in respect of the Group’s derivative portfolios as follows:

(i)
In respect of the embedded equity conversion feature of the Enhanced Capital Notes, the sensitivity was based on the absolute difference between the actual price of the Enhanced Capital Note and the closest, alternative broker quote available plus the impact of applying a 10 basis points increase/decrease in the market yield used to derive a market price for similar bonds without the conversion feature.  The effect of interdependency of the assumptions is not material to the effect of applying reasonably possible alternative assumptions to the valuations of derivative financial instruments.

(ii)
Uncollateralised inflation swaps are valued using appropriate discount spreads for such transactions.  These spreads are not generally observable for longer maturities.  The reasonably possible alternative valuations reflect flexing of the spreads for the differing maturities to alternative values.

(iii)
Swaptions are priced using industry standard option pricing models.  Such models require interest rate volatilities which may be unobservable at longer maturities.  To derive reasonably possible alternative valuations these volatilities have been flexed within a range.

Unlisted equity, venture capital investments and investments in property partnerships
The valuation techniques used for unlisted equity and venture capital investments vary depending on the nature of the investment.  Reasonably possible alternative valuations for these investments have been calculated by reference to the approach taken, as appropriate to the business sector and investment circumstances and as such the following inputs have been considered:

–	for valuations derived from earnings multiples, consideration is given to the risk attributes, growth prospects and financial gearing of comparable businesses when selecting an appropriate multiple;

–	the discount rates used in discounted cash flow valuations; and

–	in line with International Private Equity and Venture Capital Guidelines, the values of underlying investments in fund investments portfolios.

26.	Related party transactions

UK government
In January 2009, the UK government through HM Treasury became a related party of the Company following its subscription for ordinary shares issued under a placing and open offer.  As at 30 June 2014, HM Treasury held a 24.9 per cent interest in the Company’s ordinary share capital and consequently HM Treasury remained a related party of the Company during the half-year to 30 June 2014; this percentage holding has reduced from 32.7 per cent at 31 December 2013 following the UK government’s sale of 5,555 million shares on 31 March 2014.

In accordance with IAS 24, UK government-controlled entities are related parties of the Group.  The Group regards the Bank of England and entities controlled by the UK government, including The Royal Bank of Scotland Group plc, Northern Rock (Asset Management) plc and Bradford & Bingley plc, as related parties.

The Group has participated in a number of schemes operated by the UK government and central banks and made available to eligible banks and building societies.

National Loan Guarantee Scheme
The Group has participated in the UK government’s National Loan Guarantee Scheme, which was launched on 20 March 2012. Through the scheme, the Group is providing eligible UK businesses with discounted funding, subject to continuation of the scheme and its financial benefits, and based on the Group’s existing lending criteria. Eligible businesses who have taken up the funding benefit from a 1 per cent discount on their funding rate for a pre-agreed period of time.

Business Growth Fund
In May 2011 the Group agreed, together with The Royal Bank of Scotland plc (and three other non-related parties), to commit up to £300 million of equity investment by subscribing for shares in the Business Growth Fund plc which is the company created to fulfil the role of the Business Growth Fund as set out in the British Bankers’ Association’s Business Taskforce Report of October 2010.  At 30 June 2014, the Group had invested £95 million (31 December 2013: £64 million) in the Business Growth Fund and carried the investment at a fair value of £83 million (31 December 2013: £52 million).

Big Society Capital
In January 2012 the Group agreed, together with The Royal Bank of Scotland plc (and two other non-related parties), to commit up to £50 million each of equity investment into the Big Society Capital Fund.  The Fund, which was created as part of the Project Merlin arrangements, is a UK social investment fund.  The Fund was officially launched on 3 April 2012 and the Group had invested £23 million in the Fund by 31 December 2013 and invested a further £4 million during the half-year to 30 June 2014.

Funding for Lending
In August 2012, the Group announced its support for the UK government's Funding for Lending Scheme and confirmed its intention to participate in the scheme.  The Funding for Lending Scheme represents a further source of cost effective secured term funding available to the Group.  The initiative supports a broad range of UK based customers, providing householders with more affordable housing finance and businesses with cheaper finance to invest and grow.  In November 2013, the Group entered into extension letters with the Bank of England to take part in the extension of the Funding for Lending Scheme until the end of January 2015.  The extension of the Funding for Lending Scheme focuses on providing businesses with cheaper finance to invest and grow. At 30 June 2014, the Group had drawn down £14 billion under the Funding for Lending Scheme.  £4 billion of this has been drawn under the extension, out of which £2 billion was drawn in June 2014.

LLOYDS BANKING GROUP PLC

26.	Related party transactions (continued)

Enterprise Finance Guarantee
The Group participates in the Enterprise Finance Guarantee Scheme which was launched in January 2009 as a replacement for the Small Firms Loan Guarantee Scheme.  The scheme is a UK government-backed loan guarantee, which supports viable businesses with access to lending where they would otherwise be refused a loan due to a lack of lending security.  The Department for Business Innovation and Skills provides the lender with a guarantee of up to 75 per cent of the capital of each loan subject to the eligibility of the customer within the rules of the scheme.  As at 30 June 2014, the Group had offered 6,212 loans to customers, worth a total of £508 million.  The Group entities, Lloyds Bank plc, TSB Bank plc, Lloyds TSB Commercial Finance Limited and Bank of Scotland plc contracted with The Secretary of State for Business, Innovation and Skills (formerly the Secretary of State for Business, Enterprise and Regulatory Reform).

On 1 April 2014, the Group committed to the sixth tranche of the scheme, and amended and restated agreements, which have the purpose of expanding the scope of situations in which lenders will be able to use the Enterprise Finance Guarantee Scheme to facilitate lending to SME customers, including overdrafts.  The annual base lending limit allocated to the Group for the financial year 1 April 2014 to 31 March 2015 is £80 million.

Help to Buy
On 7 October 2013, Bank of Scotland plc entered into an agreement with The Commissioners of Her Majesty's Treasury by which it agreed that the Halifax Division of Bank of Scotland plc would participate in the Help to Buy Scheme with effect from 11 October 2013 and that Lloyds Bank plc would participate from 3 January 2014.  The Help to Buy Scheme is a scheme promoted by the government and is aimed to encourage participating lenders to make mortgage loans available to customers who require higher loan-to-value mortgages.  Halifax and Lloyds are currently participating in the Scheme whereby customers borrow between 90 per cent and 95 per cent of the purchase price.

In return for the payment of a commercial fee, HM Treasury has agreed to provide a guarantee to the lender to cover a proportion of any loss made by the lender arising from a higher loan-to-value loan being made.  By 30 June 2014, £969 million had been advanced under this scheme.

Central bank facilities
In the ordinary course of business, the Group may from time to time access market-wide facilities provided by central banks.

Other government-related entities
There were no significant transactions with other UK government-controlled entities (including UK government-controlled banks) during the year that were not made in the ordinary course of business or that were unusual in their nature or conditions.

Other related party transactions
Other related party transactions for the half-year to 30 June 2014 are similar in nature to those for the year ended 31 December 2013.

27.	Disposal of a non-controlling interest in TSB Banking Group plc

In June 2014, the Group disposed of a 35 per cent interest in TSB Banking Group plc (TSB) for a consideration of £430 million, after directly attributable costs of £25 million.  As the Group has retained a 65 per cent interest, TSB continues to be consolidated by the Group.  Accordingly, the gross assets and liabilities of TSB are recognised on the Group’s balance sheet and a non-controlling interest of £565 million, representing the minorities’ share of TSB’s net assets, is recognised.  The shortfall of £135 million between the consideration received and share of net assets sold has been deducted from shareholders’ equity.

In addition to the sale of up to 35 per cent of TSB, the prospectus permitted the Group to sell 3.5 per cent of TSB through an over-allotment option. This option was exercised by the underwriters on 18 July 2014 and, as a result, a further reserves transfer of approximately £10 million will be recognised in the third quarter of 2014.

LLOYDS BANKING GROUP PLC

28.	Future accounting developments

The following pronouncements may have a significant effect on the Group’s financial statements but are not applicable for the year ending 31 December 2014 and have not been applied in preparing these financial statements.  Save as disclosed below, the full impact of these accounting changes is being assessed by the Group.

Pronouncement	Nature of change	IASB effective date
IFRS 9 Financial Instruments
Replaces IAS 39 Financial Instruments: Recognition and Measurement.
IFRS 9 requires financial assets to be classified into three measurement categories, fair value through profit and loss, fair value through other comprehensive income and amortised cost, on the basis of the objectives of the entity’s business model for managing its financial assets and the contractual cash flow characteristics of the instruments. The requirements for derecognition are broadly unchanged from IAS 39. The standard also retains most of the IAS 39 requirements for financial liabilities except for those designated at fair value through profit or loss whereby that part of the fair value change attributable to the entity’s own credit risk is recorded in other comprehensive income. The classification and measurement change is not expected to have a significant impact on the Group.
IFRS 9 also replaces the existing IAS 39 ‘incurred loss’ impairment approach with an expected credit loss approach. Loan commitments and financial guarantees not measured at fair value through profit or loss are also in scope.  Those changes may result in an increase in the Group’s balance sheet provisions for credit losses at the initial application date (1 January 2018) depending upon the composition of the Group’s amortised cost financial assets, as well as the general economic conditions and the future outlook.
The hedge accounting requirements of IFRS 9 are more closely aligned with risk management practices and follow a more principle-based approach than IAS 39. The general hedging change is not expected to have a significant impact on the Group.
Annual periods beginning on or after 1 January 2018
IFRS 15 Revenue from Contracts with Customers
Replaces IAS 18 Revenue and IAS 11 Construction Contracts. IFRS 15 establishes principles for reporting useful information about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognised at an amount that reflects the consideration to which the entity expects to be entitled in exchange for goods and services. Financial instruments, leases and insurance contracts are out of scope and so this standard is not expected to have a significant impact on the Group.
Annual periods beginning on or after 1 January 2017

LLOYDS BANKING GROUP PLC

29.	Condensed consolidating financial information

Lloyds Bank plc (Lloyds Bank) is a wholly owned subsidiary of the Company and intends to offer and sell certain securities in the US from time to time utilising a registration statement on Form F-3 filed with the SEC by the Company.  This will be accompanied by a full and unconditional guarantee by the Company.

Lloyds Bank intends to utilise an exception provided in Rule 3-10 of Regulation S-X which allows it to not file its financial statements with the SEC.  In accordance with the requirements to qualify for the exception, presented below is condensed consolidating financial information for:

•	The Company on a stand-alone basis as guarantor;

•	Lloyds Bank on a stand-alone basis as issuer;

•	Non-guarantor subsidiaries of the Company and non-guarantor subsidiaries of Lloyds Bank on a combined basis (Subsidiaries);

•	Consolidation adjustments; and

•	Lloyds Banking Group’s consolidated amounts (the Group).

Under IAS 27, the Company and Lloyds Bank account for investments in their subsidiary undertakings at cost less impairment.  Rule 3-10 of Regulation S-X requires a company to account for its investments in subsidiary undertakings using the equity method, which would increase/(decrease) the result for the period of the Company and Lloyds Bank in the information below by £516 million and £413 million, respectively, for the half-year to 30 June 2014; £2,211 million and £(2,960) million for the half-year to 30 June 2013; and £(2,203) million and £(214) million for the half-year to 31 December 2013.  The net assets of the Company and Lloyds Bank in the information below would also be increased by £1,835 million and £3,050 million, respectively, at 30 June 2014; and £1,272 million and £2,458 million at 31 December 2013.

Income statements

For the half-year ended 30 June 2014	Company	Lloyds Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Net interest (expense) income	146	1,942	3,515	(341)	5,262
Other income	(135)	3,293	10,436	(4,822)	8,772
Total income	11	5,235	13,951	(5,163)	14,034
Insurance claims	−	−	(6,338)	−	(6,338)
Total income, net of insurance claims	11	5,235	7,613	(5,163)	7,696
Operating expenses	5	(3,834)	(2,959)	596	(6,192)
Trading surplus	16	1,401	4,654	(4,567)	1,504
Impairment	−	(263)	(619)	241	(641)
Profit (loss) before tax	16	1,138	4,035	(4,326)	863
Taxation	133	(151)	(385)	239	(164)
Profit (loss) for the period	149	987	3,650	(4,087)	699

LLOYDS BANKING GROUP PLC

29.         Condensed consolidating financial information (continued)

Income statements (continued)

For the half-year ended 30 June 2013	Company	Lloyds Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Net interest (expense) income	40	1,308	2,404	(482)	3,270
Other income	(910)	7,394	18,253	(5,935)	18,802
Total income	(870)	8,702	20,657	(6,417)	22,072
Insurance claims	–	–	(11,687)	–	(11,687)
Total income, net of insurance claims	(870)	8,702	8,970	(6,417)	10,385
Operating expenses	(5)	(3,581)	(3,234)	252	(6,568)
Trading surplus	(875)	5,121	5,736	(6,165)	3,817
Impairment	–	(292)	(1,777)	386	(1,683)
(Loss) profit before tax	(875)	4,829	3,959	(5,779)	2,134
Taxation	224	61	(792)	(49)	(556)
(Loss) profit for the period	(651)	4,890	3,167	(5,828)	1,578

For the half-year ended 31 December 2013	Company	Lloyds Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Net interest (expense) income	126	1,337	2,874	(269)	4,068
Other income	(99)	2,031	11,458	(1,545)	11,845
Total income	27	3,368	14,332	(1,814)	15,913
Insurance claims	−	−	(7,820)	−	(7,820)
Total income, net of insurance claims	27	3,368	6,512	(1,814)	8,093
Operating expenses	(243)	(5,326)	(3,636)	451	(8,754)
Trading surplus	(216)	(1,958)	2,876	(1,363)	(661)
Impairment	−	(357)	(859)	158	(1,058)
Profit (loss) before tax	(216)	(2,315)	2,017	(1,205)	(1,719)
Taxation	21	197	(856)	(23)	(661)
Profit (loss) for the period	(195)	(2,118)	1,161	(1,228)	(2,380)

LLOYDS BANKING GROUP PLC

29.         Condensed consolidating financial information (continued)

Consolidated statement of comprehensive income

Half-year ended 30 June 2014	Company	Lloyds Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Profit (loss) for the period	149	987	3,650	(4,087)	699
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements (note 19):
Remeasurements before taxation	−	(333)	(266)	−	(599)
Taxation	−	67	53	−	120
	−	(266)	(213)	−	(479)
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of available-for-sale financial assets:
Change in fair value	−	427	123	7	557
Income statement transfers in respect of disposals	−	12	(90)	(7)	(85)
Income statement transfers in respect of impairment	−	−	3	(1)	2
Taxation	−	(55)	4	−	(51)
	−	384	40	(1)	423
Movements in cash flow hedging reserve:
Effective portion of changes in fair value	−	−	(114)	1,122	1,008
Net income statement transfers	−	−	(218)	(354)	(572)
Taxation	−	−	66	(152)	(86)
	−	−	(266)	616	350
Currency translation differences (tax: nil)	−	1	(7)	5	(1)
Other comprehensive income for the period, net of tax	−	119	(446)	620	293
Total comprehensive income for the period	149	1,106	3,204	(3,467)	992

Total comprehensive income attributable to ordinary shareholders	58	1,106	3,170	(3,467)	867
Total comprehensive income attributable to other equity holders	91	−	−	−	91
Total comprehensive income attributable to equity holders	149	1,106	3,170	(3,467)	958
Total comprehensive income attributable to non-controlling interests	−	−	34	−	34
Total comprehensive income for the period	149	1,106	3,204	(3,467)	992

LLOYDS BANKING GROUP PLC

29.         Condensed consolidating financial information (continued)

Consolidated statement of comprehensive income (continued)

Half-year ended 30 June 2013	Company	Lloyds Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Profit (loss) for the period	(651)	4,890	3,167	(5,828)	1,578
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements (note 19):
Remeasurements before taxation	−	688	293	−	981
Taxation	−	(158)	(68)	−	(226)
	−	530	225	−	755
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of available-for-sale financial assets:
Change in fair value	−	(821)	81	156	(584)
Income statement transfers in respect of disposals	−	(839)	133	(5)	(711)
Income statement transfers in respect of impairment	−	−	111	(109)	2
Other income statement transfers	−	−	−	−	−
Taxation	−	376	(48)	7	335
	−	(1,284)	277	49	(958)
Movements in cash flow hedging reserve:
Effective portion of changes in fair value	−	(16)	62	74	120
Net income statement transfers	−	−	(214)	(203)	(417)
Taxation	−	4	34	33	71
	−	(12)	(118)	(96)	(226)
Currency translation differences (tax: nil)	−	(1)	(19)	45	25
Other comprehensive income for the period, net of tax	−	(767)	365	(2)	(404)
Total comprehensive income for the period	(651)	4,123	3,532	(5,830)	1,174

Total comprehensive income attributable to non-controlling interests	−	−	18	−	18
Total comprehensive income attributable to equity shareholders	(651)	4,123	3,514	(5,830)	1,156
Total comprehensive income for the period	(651)	4,123	3,532	(5,830)	1,174

LLOYDS BANKING GROUP PLC

29.         Condensed consolidating financial information (continued)

Consolidated statement of comprehensive income (continued)

Half-year ended 31 December 2013	Company	Lloyds Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Profit (loss) for the period	(195)	(2,118)	1,161	(1,228)	(2,380)
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements (note 19):
Remeasurements before taxation	−	(288)	(829)	−	(1,117)
Taxation	−	78	176	−	254
	−	(210)	(653)	−	(863)
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of available-for-sale financial assets:
Change in fair value	−	(68)	107	(135)	(96)
Income statement transfers in respect of disposals	−	(3)	32	53	82
Income statement transfers in respect of impairment	−	−	(67)	83	16
Other income statement transfers	−	−	−	−	−
Taxation	−	(10)	(58)	10	(58)
	−	(81)	14	11	(56)
Movements in cash flow hedging reserve:
Effective portion of changes in fair value	−	37	(130)	(1,256)	(1,349)
Net income statement transfers	−	−	(179)	46	(133)
Taxation	−	(9)	109	203	303
	−	28	(200)	(1,007)	(1,179)
Currency translation differences (tax: nil)	−	(25)	36	(42)	(31)
Other comprehensive income for the period, net of tax	−	(288)	(803)	(1,038)	(2,129)
Total comprehensive income for the period	(195)	(2,406)	358	(2,266)	(4,509)

Total comprehensive income attributable to non-controlling interests	−	−	18	−	18
Total comprehensive income attributable to equity shareholders	(195)	(2,406)	340	(2,266)	(4,527)
Total comprehensive income for the period	(195)	(2,406)	358	(2,266)	(4,509)

LLOYDS BANKING GROUP PLC

29.         Condensed consolidating financial information (continued)

Balance sheets

At 30 June 2014	Company	Lloyds Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	–	43,012	7,833	–	50,845
Items in course of collection from banks	–	959	705	–	1,664
Trading and other financial assets at fair value through profit or loss	–	59,046	131,817	(43,676)	147,187
Derivative financial instruments	681	28,334	20,231	(22,005)	27,241
Loans and receivables:
Loans and advances to banks	–	5,048	16,516	25	21,589
Loans and advances to customers		169,951	318,305	3,089	491,345
Debt securities	–	16	1,181	69	1,266
Due from fellow Lloyds Banking Group undertakings	8,105	133,756	118,084	(259,945)	−
	8,105	308,771	454,086	(256,762)	514,200
Available-for-sale financial assets	9,517	46,411	9,436	(15,016)	50,348
Investment properties	–	–	4,823	–	4,823
Goodwill	–	–	2,352	(336)	2,016
Value of in-force business	–	–	4,929	382	5,311
Other intangible assets	–	620	262	1,310	2,192
Tangible fixed assets	–	2,826	4,936	66	7,828
Current tax recoverable	179	1,647	214	(2,007)	33
Deferred tax assets	1	4,038	3,547	(2,605)	4,981
Retirement benefit assets	–	–	161	181	342
Investment in subsidiary undertakings	40,564	38,806	–	(79,370)	–
Other assets	1,260	7,338	17,491	(1,160)	24,929
Total assets	60,307	541,808	662,823	(420,998)	843,940

LLOYDS BANKING GROUP PLC

29.         Condensed consolidating financial information (continued)

Balance sheets (continued)

At 30 June 2014	Company	Lloyds Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Equity and liabilities

Liabilities
Deposits from banks	–	9,039	2,814	(2)	11,851
Customer deposits	−	191,085	254,166	(160)	445,091
Due to fellow Lloyds Banking Group undertakings	15,001	95,989	124,750	(235,740)	–
Items in course of transmission to banks	–	596	872	–	1,468
Trading and other financial liabilities at fair value through profit or loss	–	75,257	27,716	(39,927)	63,046
Derivative financial instruments	–	29,055	18,247	(22,017)	25,285
Notes in circulation	–	–	1,096	–	1,096
Debt securities in issue	509	66,154	36,792	(25,726)	77,729
Liabilities arising from insurance contracts and participating investment contracts	–	–	84,313	(23)	84,290
Liabilities arising from non-participating investment contracts	–	–	27,322	–	27,322
Unallocated surplus within insurance businesses	–	–	346	–	346
Other liabilities	77	6,955	24,138	(1,501)	29,669
Retirement benefit obligations	–	472	234	295	1,001
Current tax liabilities	−	6	2,005	(1,834)	177
Deferred tax liabilities	–	–	1,418	(1,362)	56
Other provisions	–	2,989	1,564	(593)	3,960
Subordinated liabilities	1,625	21,938	16,834	(14,722)	25,675
Total liabilities	17,212	499,535	624,627	(343,312)	798,062

Equity
Shareholders’ equity	43,095	42,273	37,248	(77,686)	44,930
Non-controlling interests	–	–	948	–	948
Total equity	43,095	42,273	38,196	(77,686)	45,878

Total equity and liabilities	60,307	541,808	662,823	(420,998)	843,940

LLOYDS BANKING GROUP PLC

29.         Condensed consolidating financial information (continued)

Balance sheets (continued)

At 31 December 2013	Company	Lloyds Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	–	42,283	7,632	–	49,915
Items in course of collection from banks	–	663	344	–	1,007
Trading and other financial assets at fair value through profit or loss	–	40,167	115,457	(12,941)	142,683
Derivative financial instruments	1,452	30,392	22,440	(21,159)	33,125
Loans and receivables:
Loans and advances to banks	–	3,095	22,247	23	25,365
Loans and advances to customers	–	167,903	325,249	2,129	495,281
Debt securities	–	150	1,130	75	1,355
Due from fellow Lloyds Banking Group undertakings	8,505	262,977	249,267	(520,749)	–
	8,505	434,125	597,893	(518,522)	522,001
Available-for-sale financial assets	3,116	41,348	38,511	(38,999)	43,976
Investment properties	–	–	4,864	–	4,864
Goodwill	–	–	2,352	(336)	2,016
Value of in-force business	–	–	5,254	81	5,335
Other intangible assets	–	564	239	1,476	2,279
Tangible fixed assets	–	2,627	4,876	67	7,570
Current tax recoverable	19	1,646	170	(1,804)	31
Deferred tax assets	4	4,165	3,669	(2,734)	5,104
Retirement benefit assets	–	–	39	59	98
Investment in subsidiary undertakings	40,933	40,929	–	(81,862)	–
Other assets	1,171	1,857	24,885	(887)	27,026
Total assets	55,200	640,766	828,625	(677,561)	847,030

LLOYDS BANKING GROUP PLC

29.         Condensed consolidating financial information (continued)

Balance sheets (continued)

At 31 December 2013	Company	Lloyds Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Equity and liabilities

Liabilities
Deposits from banks	–	10,448	3,536	(2)	13,982
Customer deposits	–	187,399	253,928	(16)	441,311
Due to fellow Lloyds Banking Group undertakings	14,820	244,025	261,078	(519,923)	–
Items in course of transmission to banks	–	432	342	–	774
Trading and other financial liabilities at fair value through profit or loss	–	43,106	26,278	(25,759)	43,625
Derivative financial instruments	–	31,114	20,509	(21,159)	30,464
Notes in circulation	–	–	1,176	–	1,176
Debt securities in issue	535	53,195	42,603	(9,231)	87,102
Liabilities arising from insurance contracts and participating investment contracts	–	–	82,809	(32)	82,777
Liabilities arising from non-participating investment contracts	–	–	27,590	–	27,590
Unallocated surplus within insurance businesses	–	–	391	–	391
Other liabilities	459	4,406	38,066	(2,324)	40,607
Retirement benefit obligations	–	413	521	162	1,096
Current tax liabilities	–	5	1,843	(1,701)	147
Deferred tax liabilities	–	–	1,443	(1,440)	3
Other provisions	–	2,485	1,822	30	4,337
Subordinated liabilities	1,669	22,600	26,384	(18,341)	32,312
Total liabilities	17,483	599,628	790,319	(599,736)	807,694

Equity
Shareholders’ equity	37,717	41,138	37,959	(77,825)	38,989
Non-controlling interests	–	–	347	–	347
Total equity	37,717	41,138	38,306	(77,825)	39,336

Total equity and liabilities	55,200	640,766	828,625	(677,561)	847,030

LLOYDS BANKING GROUP PLC

29.         Condensed consolidating financial information (continued)

Cash flow statements

For the half-year ended 30 June 2014	Company	Lloyds Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Net cash provided by (used in) operating activities	968	6,633	(4,779)	4,798	7,620

Purchase of financial assets	–	(5,008)	(2,554)	199	(7,363)
Proceeds from sale and maturity of financial assets	–	642	5,788	(4,745)	1,685
Purchase of fixed assets	–	(624)	(1,027)	–	(1,651)
Proceeds from sale of fixed assets	–	101	624	–	725
Additional capital injections to subsidiaries	(6,543)	(390)	–	6,933	–
Capital repayments by subsidiaries	124	1,930	–	(2,054)	–
Acquisition of businesses, net of cash disposed	–	(360)	(1)	360	(1)
Disposal of businesses, net of cash disposed	–	725	898	(1,087)	536
Net cash provided by investing activities	(6,419)	(2,984)	3,728	(394)	(6,069)

Distributions on other equity instruments	(91)	–	–	–	(91)
Dividends paid to non-controlling interests	–	–	(8)	–	(8)
Interest paid on subordinated liabilities	(47)	(885)	(1,216)	732	(1,416)
Issue of other equity instruments	5,329	–	(5,329)	–	−
Proceeds from issue of ordinary shares	3	–	–	–	3
Repayment of subordinated liabilities	–	(365)	(875)	–	(1,240)
Capital contribution received	–	–	6,933	(6,933)	–
Capital repayments to the Company	–	(124)	(1,930)	2,054	–
Sale of non-controlling interest in TSB	–	430	–	–	430
Change in non-controlling interests	–	–	10	–	10
Net cash (used in) provided by financing activities	5,194	(944)	(2,415)	(4,147)	(2,312)
Effects of exchange rate changes on cash and cash equivalents	–	6	(2)	–	4
Change in cash and cash equivalents	(257)	2,711	(3,468)	257	(757)
Cash and cash equivalents at beginning of period	511	44,491	22,306	(511)	66,797
Cash and cash equivalents at end of period	254	47,202	18,838	(254)	66,040

LLOYDS BANKING GROUP PLC

29.         Condensed consolidating financial information (continued)

Cash flow statements (continued)

For the half-year ended 30 June 2013	Company	Lloyds Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Net cash provided by (used in) operating activities	518	(4,545)	(13,863)	569	(17,321)

Purchase of financial assets	–	(23,929)	(1,847)	–	(25,776)
Proceeds from sale and maturity of financial assets	–	16,220	8,057	(4,630)	19,647
Purchase of fixed assets	–	(481)	(1,371)	–	(1,852)
Proceeds from sale of fixed assets	–	30	1,414	–	1,444
Additional capital injections to subsidiaries	–	(607)	–	607	–
Capital lending to LTSB Bank	(143)	–	–	143	–
Capital repayments by LTSB Bank	150	–	–	(150)	–
Acquisition of businesses, net of cash disposed	–	(180)	(2)	180	(2)
Disposal of businesses, net of cash acquired	–	–	(406)	(180)	(586)
Net cash provided by investing activities	7	(8,947)	5,845	(4,030)	(7,125)

Dividends paid to non-controlling interests	–	–	(25)	–	(25)
Interest paid on subordinated liabilities	(147)	(939)	(846)	664	(1,268)
Proceeds from issue of subordinated liabilities	–	–	1,500	–	1,500
Proceeds from issue of ordinary shares	350	–	–	–	350
Repayment of subordinated liabilities	(2,365)	(3,539)	(951)	5,034	(1,821)
Capital contribution received	–	–	607	(607)	–
Capital lending from the Company	–	143	–	(143)	–
Capital repayments to the Company	–	(150)	–	150	–
Change in non-controlling interests	–	–	2	–	2
Net cash (used in) provided by financing activities	(2,162)	(4,485)	287	5,098	(1,262)
Effects of exchange rate changes on cash and cash equivalents	–	(12)	–	–	(12)
Change in cash and cash equivalents	(1,637)	(17,989)	(7,731)	1,637	(25,720)
Cash and cash equivalents at beginning of period	2,231	75,108	25,950	(2,231)	101,058
Cash and cash equivalents at end of period	594	57,119	18,219	(594)	75,338

LLOYDS BANKING GROUP PLC

29.         Condensed consolidating financial information (continued)

Cash flow statements (continued)

For the half-year ended 31 December 2013	Company	Lloyds Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Net cash provided by (used in) operating activities	3,317	(7,868)	3,373	2,968	1,790

Purchase of financial assets	–	(6,080)	(1,896)	(3,207)	(11,183)
Proceeds from sale and maturity of financial assets	–	451	1,828	(374)	1,905
Purchase of fixed assets	–	(612)	(518)	–	(1,130)
Proceeds from sale of fixed assets	–	−	646	–	646
Additional capital lending to subsidiaries	(2,939)	−	–	2,939	–
Capital repayments by subsidiaries	47	–	–	(47)	–
Additional capital injections to subsidiaries	−	(14)	−	14	−
Acquisition of businesses, net of cash acquired	–	(593)	(4)	593	(4)
Disposal of businesses, net of cash disposed	–	(9)	1,897	(606)	1,282
Net cash (used in) provided by investing activities	(2,892)	(6,857)	1,953	(688)	(8,484)

Dividends paid to non-controlling interests	–	–	−	–	−
Interest paid on subordinated liabilities	(106)	(755)	(1,052)	730	(1,183)
Repayment of subordinated liabilities	(402)	−	(198)	(21)	(621)
Capital contribution received	–	–	14	(14)	–
Capital lending from the Company	–	2,939	−	(2,939)	–
Capital repayments to the Company	–	(47)	−	47	–
Change in non-controlling interests	–	–	(2)	–	(2)
Net cash provided by (used in) financing activities	(508)	2,137	(1,238)	(2,197)	(1,806)
Effects of exchange rate changes on cash and cash equivalents	–	(40)	(1)	–	(41)
Change in cash and cash equivalents	(83)	(12,628)	4,087	83	(8,541)
Cash and cash equivalents at beginning of period	594	57,119	18,219	(594)	75,338
Cash and cash equivalents at end of period	511	44,491	22,306	(511)	66,797

LLOYDS BANKING GROUP PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: 31 July 2014	LLOYDS BANKING GROUP plc

By: /s/ G Culmer
	Name:	George Culmer
	Title:	Chief Financial Officer